Exhibit 99.1

Your vote
matters.
Financial Group
BMO®
Notice of Annual Meeting of
Shareholders and Management
Proxy Circular
Annual Meeting April 5, 2016
Bank of Montreal
Please take a moment to vote. Your participation as a
Shareholder is important to us.
This document tells you who can vote, what you will be
voting on and how to vote.

Your Vote Matters

Choose to vote in one of three ways:

•	Vote online by visiting www.investorvote.com (registered shareholders, including BMO employees) or www.proxyvote.com (non-registered shareholders)
•	Vote by returning the enclosed form of proxy or voting instruction form by mail or fax
•	Vote in person at the annual meeting of Shareholders

Detailed voting instructions for non-registered and registered shareholders can be found starting on page 7 of this Management Proxy Circular.

Location of Annual Meeting Of Shareholders

BMO Financial Group Institute for Learning 3550 Pharmacy Ave. Toronto, Ontario PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

1	Bank of Montreal Management Proxy Circular

Letter to Shareholders

Dear Fellow Shareholder,

2015 was a year of continued progress in moving forward the agenda of the bank. BMO reported good financial results and continued to build on the momentum in each of our operating businesses, while confirming how much our forward-looking investments in technology have been reshaping the bank and unlocking new sources of value for customers and shareholders.

Our business is built on relationships. Management is working to achieve industry-leading customer loyalty, drive productivity and efficiency, accelerate the deployment of digital technology, leverage our North American platform and support our customers where they operate – all the while maintaining a prudent approach to risk. Every decision we make points back to our fundamental promise to the people with whom we do business. The customer remains at the centre of the five strategic priorities that guide the bank.

Our Annual Meeting is a time for shareholders to hear about these priorities firsthand, to understand our progress to date, and to speak directly with management and ask them questions. It is also an opportunity for shareholders to vote on matters that affect our company. We are proud that over half of our shareholder base is made up of individuals – many of whom are customers and employees. We would like to acknowledge both individual and institutional shareholders for their support of the bank. Ultimately, all of our shares are held in the interest of real people, and we are attentive and responsive to those interests – because they are important to the owners of this company.

Our 2016 Annual Meeting of Shareholders will be held on April 5, 2016, at BMO’s Institute for Learning in Toronto. The Institute is the centrepiece of our commitment to continuing education and advanced leadership development and increasingly, enabling innovation. We are constantly evolving to make our customers’ banking experiences more personal and intuitive. Education is essential to that evolution. The IFL was built for everyone who works at BMO – and we are proud to showcase our commitment to them.

Your participation in the Annual Meeting is important. You can attend in person or online at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting. Whether or not you join the meeting, every shareholder can participate by voting – and we encourage you to do so. We invite all shareholders to submit their proxy vote ahead of time. Whatever method you choose, your participation matters to your Board of Directors and the management team. Please make your vote count.

Please take the time to review this Management Proxy Circular and our 2015 Annual Report. In the Management Proxy Circular you will find an explanation of the matters on which we will be voting, along with detailed voting instructions. While you may register your position on proxy matters through the mail, there are clear benefits to opting for secure and instantaneous online voting.

In the 2015 Annual Report you will find detailed information about the bank’s performance over the past fiscal year. The Annual Report is available on our website, along with the bank’s quarterly results, presentations to the investment community and other useful information about BMO Financial Group.

The bank remains well positioned, and we are committed to delivering on our strategy with the involvement and support of our shareholders.

Your directors and the management team look forward to welcoming you on Tuesday, April 5.

We hope you will join the conversation.

Sincerely,

J. Robert S. Prichard	William A. Downe
Chairman of the Board	Chief Executive Officer

February 8, 2016

You may obtain a copy of this Management Proxy Circular by downloading it from www.bmo.com/corporategovernance or by calling the Corporate Secretary’s Department at (416) 867-6785.

Bank of Montreal Management Proxy Circular	2

3	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting of

Shareholders of Bank of Montreal

When:             Tuesday, April 5, 2016 at 9:30 a.m. (local time)

Where:            BMO Financial Group Institute for Learning

3550 Pharmacy Avenue, Toronto, Ontario

The meeting will be held for the following purposes:

1.	receive the consolidated financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2015; and the Shareholders’ auditors’ report on those statements;
2.	elect the Board of Directors for 2016;
3.	appoint the Shareholders’ auditors for 2016;
4.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation;
5.	consider the Shareholder proposals set out starting on page 47 of the management proxy circular; and
6.	transact any other business properly brought before the meeting.

Our website will carry live coverage of the meeting, as well as a recording after the meeting. Online, you can also find our 2015 Annual Report, our Environmental, Social and Governance Report and Public Accountability Statement, our Corporate Responsibility Report, our quarterly results, presentations to the investment community, and other useful information about us.

Holders of common shares (“Shares”) as at February 8, 2016, will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the meeting is 643,267,292, such number being the total number of Shares of the Bank outstanding on February 8, 2016.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy or voting instruction form and return it in the postage prepaid envelope provided, or follow the instructions on the form in order to vote your Shares. For your vote to be recorded, your proxy vote must be received by our transfer agent, Computershare Trust Company of Canada, no later than 5:00 p.m. (Eastern Daylight Time) on April 4, 2016. To vote in person at the meeting, please see the section “Voting Information” on page 7 of the management proxy circular.

By order of the Board of Directors,

Barbara M. Muir

Corporate Secretary

February 8, 2016

*	The actual number of eligible votes may be fewer due to voting restrictions set forth in the Bank Act (Canada) as described on page 9 under “Who Cannot Vote”.

Bank of Montreal Management Proxy Circular	4

Management Proxy Circular

Annual Meeting of Shareholders

The annual meeting of Shareholders of the Bank on April 5, 2016 is our opportunity to discuss the Bank’s performance and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to vote.

Management Proxy Circular

This circular provides Shareholders with important information to make voting decisions. References to “BMO”, the “Bank”, “we”, “our” or “us” mean Bank of Montreal and, where applicable, our subsidiaries. References to “Shareholders” mean common shareholders of the Bank and references to “Shares” mean common shares of the Bank. References to the “Board” mean Bank of Montreal’s Board of Directors.

Date of Circular

This circular is dated February 8, 2016, and all information, unless indicated otherwise, is as at that date.

Business of the Meeting

The meeting will cover the following five items of business:

1.	BMO’s Financial Statements

You can find BMO’s consolidated financial statements for the October 31, 2015 year end in our 2015 Annual Report.

2.	Electing the Board of Directors

Information about the director nominees starts on page 10. All nominees were elected as directors at the Bank’s 2015 annual meeting of Shareholders. The directors you elect at this year’s meeting will hold office from the close of the meeting until the next annual meeting or until their successors are elected or appointed.

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for all of the nominees listed in this circular. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless you have specified otherwise, Robert Prichard or William Downe may, at their discretion, vote for any number of substitute nominees.

Majority vote for directors

The Bank has a majority voting policy for the election of directors. If a director standing for election or re-election in an uncontested election receives more withhold votes than for votes, he or she must offer to resign. In such case, the Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, and the Board shall accept the resignation absent exceptional circumstances. The nominee will not participate in the decision to accept or reject the resignation.

3.	Appointing Auditors

The directors propose to appoint KPMG LLP as the Shareholders’ auditors for the 2016 fiscal year. KPMG LLP has been one of the Bank’s auditing firms since 1990, and became the Bank’s sole auditing firm on November 1, 2003. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for the appointment of KPMG LLP as the Shareholders’ auditors.

5	Bank of Montreal Management Proxy Circular

Independence of auditors

We have a strict policy limiting other services that the Shareholders’ auditors can provide to the Bank. Moreover, the Audit and Conduct Review Committee or its delegate pre-approves all services from the Shareholders’ auditors in accordance with the Bank’s Auditor Independence policy, either on a case-by-case basis or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure the independence of the Shareholders’ auditors. A rigorous process is applied under this policy to ensure that all the services provided by the Shareholders’ auditors comply with the policy and professional standards and securities regulations.

Shareholders’ Auditors’ fees

Aggregate fees paid to the Shareholders’ auditors during the fiscal years ended October 31, 2015 and 2014 were as follows:

Fees ($ millions) (1)	2015	2014
Audit fees	$17.1	$17.3
Audit-related fees (2)	2.2	1.9
Tax fees	0.1	—
All other fees (3)	2.3	1.2
Total	$21.7	$20.4

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions. Fees include the impact of a stronger U.S. dollar in fiscal 2015.
(2)	Audit-related fees for 2015 and 2014 relate to fees paid for accounting advice, specified procedures on our Management Proxy Circular and other specified procedures.
(3)	All other fees for 2015 and 2014 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. They also include costs of translation services.

4.	Voting on our Approach to Executive Compensation

The governing objective of our executive compensation program is to align executive interests with Shareholders’ interests. This objective is reflected in our philosophy of pay for performance based on competitive market practice, without encouraging excessive or inappropriate risk taking. You can find details of our executive compensation program starting on page 63.

The Bank believes that our approach to executive compensation is in the Shareholders’ best interests, because executives and Shareholders share the common goal of success and improved Shareholder value. Independent studies commissioned by the Bank’s Human Resources Committee support our approach.

We are asking you to vote on the way we compensate our executives. This vote is advisory and non-binding. However, it will influence how the Human Resources Committee looks at compensation in the future.

The resolution, which needs a majority vote to be approved, is:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2016 Annual Meeting of Shareholders of the Bank.”

If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote for this resolution.

You can contact the Corporate Secretary’s Department with comments and questions on our executive compensation program or you can communicate directly with the Board of Directors. Applicable contact information is on page 43.

5.	Considering Shareholder Proposals

The Shareholder proposals are set out starting on page 47, with only Shareholder proposal No. 1 being put to a vote. You may vote for, against, or abstain from voting on the proposal. If Robert Prichard or William Downe is your proxyholder and you have not given instructions on how to vote, he will vote against the proposal.

Bank of Montreal Management Proxy Circular	6

Voting Information

Items of business

At the meeting, you will vote on:

•	Election of directors
•	Appointment of the Shareholders’ auditors
•	Approval of approach to executive compensation
•	Shareholder proposal No. 1

Each item of business, other than the election of directors and the appointment of the Shareholders’ auditors, needs approval by a majority (more than 50%) of the votes cast in order to be approved.

Who Can Vote

You have the right to vote – one vote per Share – if you owned Shares on February 8, 2016, unless you are described below under “Who Cannot Vote”. On that date, we had 643,267,292 Shares outstanding.

Voting Instructions for Non-Registered Shareholders

You are a non-registered Shareholder if the Shares you own are registered for you in the name of an intermediary, such as a bank, investment dealer, securities broker or trust company. Most Shareholders are non-registered Shareholders. If you are a non-registered Shareholder, your intermediary will send you a voting instruction form with this circular. We may not have records of your shareholdings as a non-registered Shareholder, so you must follow the instructions from your intermediary to vote.

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions on the voting instruction form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return your voting instruction form as instructed by your intermediary.

Voting Instructions for Registered Shareholders

You are a registered Shareholder if the Shares you own are registered directly in your name. If that is the case, your name appears on your Share certificate or a statement from a direct registration system confirming your shareholdings.

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare.

If you do not intend to attend the meeting and vote in person, you can either mark your voting instructions in the voting section of the proxy form or choose another person – called a proxyholder – to attend the meeting and vote your Shares for you. In either case, you will need to complete and return the enclosed proxy form to Computershare.

Voting by Proxy

Choosing Your Proxyholder

The enclosed proxy form or voting instruction form names Robert Prichard or William Downe, each a director of the Bank, as your proxyholder. If you wish to appoint a different proxyholder, write that person’s or company’s name in the blank space on the form or, if voting online, in accordance with the online voting instructions. Your proxyholder does not have to be a Shareholder of the Bank.

7	Bank of Montreal Management Proxy Circular

Make sure your chosen proxyholder will attend the meeting and vote for you. If you do not appoint a different proxyholder in your returned proxy form or voting instruction form, then Robert Prichard or William Downe will vote for you.

How Your Proxyholder Will Vote

For the election of directors and the appointment of the Shareholders’ auditors, you may either vote for or withhold. For other voting matters, except the Shareholder proposal, you may vote for or against. For the Shareholder proposal, you may either vote for or against or abstain from voting. If you have given voting instructions in your proxy form or voting instruction form, your proxyholder must vote according to those instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. Your proxyholder will also decide how to vote on any amendment or variation to any of the matters in the notice of the meeting or any new matters that are properly brought before the meeting.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not give specific voting instructions, Robert Prichard or William Downe will vote for you as follows:

•	for the election of the nominee directors to the Board
•	for the appointment of the Shareholders’ auditors
•	for the advisory resolution approving the Bank’s approach to executive compensation
•	against the Shareholder proposal

Returning the Proxy Form

If you are a registered Shareholder, the enclosed proxy form tells you how to submit your voting instructions. Our transfer agent, Computershare, must receive your proxy by no later than 5:00 p.m. (Eastern Daylight Time) on April 4, 2016. You may return your proxy in one of the following ways:

•	by mail, in the envelope provided
•	by fax, to 1-866-249-7775 (if faxing within Canada and the United States) or 416-263-9524 (other countries)
•	by using the Internet by going to www.investorvote.com and following the instructions on the screen

Returning the Voting Instruction Form

If you are a non-registered Shareholder, return your voting instructions using one of the methods noted on the voting instruction form provided by your intermediary. Remember that your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. For your votes to count, they must be received by Computershare by no later than 5:00 p.m. (Eastern Daylight Time) on April 4, 2016.

Changing Your Voting Instructions

If you are a registered Shareholder and you change your mind about how you have voted before the meeting, you must deliver a signed written notice changing your instructions to one of the following people:

•

the Corporate Secretary of the Bank not later than 5:00 p.m. (Eastern Daylight Time) on the last business day before the meeting (or any adjournment, if the meeting is adjourned) at the address, fax number or email provided on page 43 of this circular

•	the Chairman of the Board before the meeting starts or any adjourned meeting reconvenes

You may also change your instructions by voting in person at the meeting after registering with our transfer agent, Computershare, at the meeting.

If you are a non-registered Shareholder and have returned your voting instructions to your intermediary and change your mind about your vote, or decide to attend the meeting and vote in person, contact your intermediary to find out what to do.

Voting Instructions for Employee Shareholders

If you hold Shares through the Bank of Montreal Employee Share Ownership Plan or Employee Share Purchase Plan, you may vote your Shares in one of the following ways:

•	electronically by visiting www.investorvote.com and following the online instructions
•	by following the Voting Instructions for Non-Registered Shareholders above

Bank of Montreal Management Proxy Circular	8

We Encourage You to Vote

We encourage you to vote. This circular is being sent to you for the purpose of soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. We may also contact you by letter, email or phone call to ask you to vote, using our outside agency, D.F. King Canada. We expect to pay approximately $34,000 for their services, plus charges for any telephone calls.

Who Cannot Vote

Shares beneficially owned by the following entities and persons cannot be voted (unless in circumstances approved by the Minister of Finance):

•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of shares of the Bank

Also, if a person, or an entity controlled by a person, beneficially owns Shares that are, in the aggregate, more than 20% of the eligible votes that may be cast, that person or entity may not cast any vote on the Shares (unless permitted by the Minister of Finance).

To the knowledge of the Bank’s directors and officers, as at February 8, 2016, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the Bank’s outstanding Shares.

Confidentiality

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with the Bank when legally necessary, when a Shareholder clearly intends to communicate with management, or when there is a proxy contest.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact our transfer agent:

by mail at:

Computershare Trust Company of Canada

100 University Avenue

8th Floor, North Tower

Toronto, Ontario M5J 2Y1

by telephone:

within Canada and the United States at 1-800-340-5021

from all other countries at 514-982-7555

by email at:

service@computershare.com

by fax:

within Canada and the United States at 1-888-453-0330

from all other countries at 416-263-9394

Shareholder Questions at the Meeting

You can ask questions about the Bank and its business in any of the following ways:

1.	In person at the meeting
2.	In writing when you register for the meeting with Computershare
3.	During the webcast at www.bmo.com/home/about/banking/investor-relations/annual-general-meeting
4.	Prior to the meeting, by email to the Corporate Secretary at corp.secretary@bmo.com
5.	Prior to the meeting, by mail to the Corporate Secretary at the address provided on page 43

Shareholder Proposals Next Year

Proposals for the next annual meeting of Shareholders must be submitted by November 10, 2016.

9	Bank of Montreal Management Proxy Circular

Directors

The Board is responsible for supervising the management of the business and affairs of the Bank. As Shareholders, you elect the members of the Board as your representatives. This section provides information about the director nominees for election to the Board, their continuing education and skills, their compensation and their attendance at meetings.

Nominees	for Election to Board of Directors

The effective management of an organization of the Bank’s size and scope requires dedication, diversity and experience. Pie charts a) and b) below provide summary information about the geographical mix and tenure of the non-employee director nominees. Pie chart c) shows the attendance of non-employee director nominees serving on the Board at the end of fiscal 2015. The director nominee profiles on pages 11 to 18 provide detailed information about each nominee for election to the Board, including their expertise, committee memberships, meeting attendance, public board memberships and voting results for last year’s director elections. The profiles also disclose information on the securities held by the nominees as at February 8, 2016, as well as the value of their total compensation earned in fiscal 2015.

Bank of Montreal Management Proxy Circular	10

Janice M. Babiak Age: 58 Franklin, Tennessee United States Director Since: 2012 Independent (1)

Jan Babiak, a Corporate Director, is a former Managing Partner at Ernst & Young LLP (EY), an accounting firm. From 1982 until the end of 2009, and based in the United Kingdom from 1990 onwards, she held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy; and she founded and led their global Climate Change and Sustainability Services practice. She also served on EY’s management board for Northern Europe, Middle East, India and Africa. Her current portfolio includes sitting on the board of Walgreens Boots Alliance, Inc. where she chairs the Audit Committee and sits on the Finance Committee. She is a Council member for the Institute of Chartered Accountants in England and Wales. She received a B.B.A. in Accounting from the University of Oklahoma and an M.B.A from Baldwin Wallace University and holds international information systems security and control, as well as US and UK accounting, qualifications.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	29 of 29 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Risk Review	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal*	3 of 3 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Walgreens Boots Alliance, Inc.	April 2012 – Present	Audit (Chair)
Finance
	Experian plc	April 2014 – January 2016
	Royal Mail plc	October 2013 – April 2014
	Logica plc	2010 – 2012

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2016	500	9,311	9,811	$ 721,403	$ 600,000	$ 121,403	3.6
2015	500	6,062	6,562	$ 510,458	$ 600,000	$ (89,542)	2.6
Net Change	—	3,249	3,249	$ 210,945		$ 210,945	1.0
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
$220,833 ($220,833 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.50% Votes Withheld: 0.50%
*	Effective March 31, 2015, Ms. Babiak was appointed to the board of directors of The Pension Fund Society of the Bank of Montreal.

Sophie Brochu, C.M. Age: 52 Bromont, Quebec Canada Director Since: 2011 Independent (1)

Sophie Brochu holds the position of President and Chief Executive Officer of Gaz Métro, a diversified energy company. Ms. Brochu has been active in the energy industry for nearly 30 years. A graduate in economics from Université Laval, she began her career in 1987 at SOQUIP (Société québécoise d’initiatives pétrolières). In 1997, she joined Gaz Métro, as Vice President, Business Development. After holding various positions in the company, she became President and Chief Executive Officer of Gaz Métro in 2007. Ms. Brochu sits on the Board of Directors of Bell Canada and BCE Inc. Involved with Centraide of Greater Montreal, Ms. Brochu is the Chair of Forces Avenir which promotes student involvement in their communities. She is cofounder of “ruelle de l’avenir”, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school. Ms. Brochu also sits on the Board of Directors of La Fondation Lucie et André Chagnon. Ms. Brochu is a member of the Order of Canada.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	17 of 17 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2010 – Present	Audit
Corporate Governance
	BCE Inc.	2010 – Present	Audit
Corporate Governance

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2016	500	13,971	14,471	$ 1,064,053	$ 600,000	$ 464,053	5.3
2015	500	10,799	11,299	$ 878,949	$ 600,000	$ 278,949	4.4
Net Change	—	3,172	3,172	$ 185,104		$ 185,104	0.9
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
$200,000 ($200,000 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.27% Votes Withheld: 0.73%

11	Bank of Montreal Management Proxy Circular

George A. Cope, C.M. Age: 54 Toronto, Ontario Canada Director Since: 2006 Independent (1)

George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada, leading the transformation of Canada’s largest communications company with a strategy of unparalleled investment in broadband networks and innovation in communications services and media. A seasoned Canadian communications executive, Mr. Cope has served in public-company chief executive roles in the industry for more than 25 years. Having launched multiple new broadband networks at Bell, Telus and Clearnet, he has earned a reputation as an innovative strategist and builder of high-performance teams. Under Mr. Cope’s leadership, Bell launched the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health. He also served as Chair of United Way Toronto’s record-breaking 2013 campaign. Mr. Cope holds an Honours Business Administration (HBA ‘84) degree from the Ivey School of Business at Western University, and serves on the Advisory Board of the Ivey School. Mr. Cope has been awarded honorary doctorates by Western University and the University of Windsor, and was named Ivey Business Leader of the Year in 2013 and Canada’s Outstanding CEO of the Year in 2015. Awarded the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk, Mr. Cope was appointed a Member of the Order of Canada in 2014.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	10 of 11 (91%)	18 of 20 (90%)
	Governance and Nominating*	2 of 2 (100%)
	Human Resources	7 of 8 (88%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Bell Canada	2008 – Present	None
	BCE Inc.	2008 – Present	None
	Bell Aliant	2008 – 2014
	NII Holdings, Inc.	2004 – 2010

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2016	9,660	29,736	39,396	$ 2,896,788	$ 600,000	$ 2,296,788	14.5
	2015	9,660	25,907	35,567	$ 2,766,757	$ 600,000	$ 2,166,757	13.8
	Net Change	—	3,829	3,829	$ 130,031		$ 130,031	0.7
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
	$200,000 ($200,000 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.15% Votes Withheld: 0.85%
*	Effective August 23, 2015, Mr. Cope was appointed to the Governance and Nominating Committee.

Bank of Montreal Management Proxy Circular	12

William A. Downe Age: 63 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1)

Bill Downe is Chief Executive Officer of BMO Financial Group, a role he has held since 2007. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Holding Corporation and BMO Financial Corp. (both subsidiaries of the Bank). Mr. Downe is a Director of ManpowerGroup Inc. and a member of their Executive Compensation and Human Resources Committee. He is currently a member of the Rush University Medical Center Board of Trustees, and is a member of their Development and Compensation and Human Resources Committees. Mr. Downe is a Director of Catalyst Inc., a member of their Audit Committee and Chair of Catalyst’s Canadian Advisory Board. In Canada, he is a Director on the Board of the Business Council of Canada as well as their Governance and Nominating Committee and is currently a Director on the Board of St. Michael’s Hospital Foundation and a member of the Campaign Executive for The Campaign for the University of Toronto. He serves as Vice Chair, Business on the National Executive Committee of the 2015 Governor General Canadian Leadership Conference, and is also a member of the Government of Canada’s Advisory Council on Women Entrepreneurs and Business Leaders. Additionally, Mr. Downe is a Board member of the International Monetary Conference (IMC), a member of their Nominating Committee and a member of the Economic Club of Chicago. Mr. Downe holds an M.B.A. from the University of Toronto.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	42 of 42 (100%)
	Audit and Conduct Review*	6 of 6 (100%)
	Governance and Nominating*	8 of 8 (100%)
	Human Resources*	8 of 8 (100%)
	Risk Review*	9 of 9 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	ManpowerGroup Inc.	2011 – Present	Executive Compensation & Human Resources

SECURITIES HELD
	Year	Shares (2)	Units (7)	Total of Shares and Units	Total Amount at Risk (4)	Minimum Required (8)	Amount Exceeding Minimum Required (8)
	2016	249,956	490,645	740,601	$ 54,456,392	$ 13,174,350	$ 41,282,042
	2015	240,337	460,418	700,755	$ 54,511,731	$ 11,164,853	$ 43,346,878
	Net Change	9,619	30,227	39,846	$ (55,339)		$ (2,064,836)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.38% Votes Withheld: 0.62%
*	During fiscal 2015, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.

13	Bank of Montreal Management Proxy Circular

Christine A. Edwards Age: 63 Chicago, Illinois United States Director Since: 2010 Independent (1)

Christine Edwards is a Capital Partner in the Corporate Practice Group of Winston & Strawn, an International law firm headquartered in the US. Ms. Edwards Chairs the firm’s Bank Regulatory Practice Group. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley. In those roles she had responsibility for each Company’s law, compliance, regulatory and government relations functions. Ms. Edwards is ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer from 2008 through 2013 and is listed in The Legal 500. Ms. Edwards serves on the Board of Trustees, Executive and Nominating Committees, and Chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	36 of 36 (100%)
	Governance and Nominating (Chair)	8 of 8 (100%)
	Risk Review	9 of 9 (100%)
	Human Resources*	3 of 3 (100%)
	The Pension Fund Society of the Bank of Montreal (Chair)	5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2016	3,325	18,406	21,731	$ 1,597,880	$ 600,000	$ 997,880	8.0
	2015	3,325	14,450	17,775	$ 1,382,717	$ 600,000	$ 782,717	6.9
	Net Change	—	3,956	3,956	$ 215,163		$ 215,163	1.1
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
	$246,532 ($246,532 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.55% Votes Withheld: 0.45%
*	Effective August 23, 2015, Ms. Edwards was appointed to the Human Resources Committee.

Martin S. Eichenbaum Age: 61 Glencoe, Illinois United States Director Since: 2015 Independent (1)

Martin Eichenbaum is the Charles Moskos Professor of Economics at Northwestern University (where he has been a Professor since 1988) and co-director of the Center for International Economics and Development at Northwestern University. He is an International Fellow of the C.D. Howe Institute and a fellow of both the American Academy of Arts and Sciences and the Econometric Society. He is also an Associate of the National Bureau of Economic Research (NBER) and a co-editor of its Macro Annual. He serves on the advisory council of the Global Markets Institute at Goldman Sachs. He recently completed a four year term as co-editor of the American Economic Review. He has served as a consultant to the Federal Reserve Banks of Atlanta and Chicago and the International Monetary Fund. He received a Bachelor of Commerce from McGill University and a Doctorate in Economics from the University of Minnesota.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors*	5 of 5 (100%)	13 of 13 (100%)
	Audit and Conduct Review*	3 of 3 (100%)
	Risk Review*	5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2016	500	1,722	2,222	$ 163,384	$ 600,000	$ (436,616)	0.8
	2015	500	—	500	$ 38,895	N/A	N/A	N/A
	Net Change	—	1,722	1,722	$ 124,489
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
	$125,417 ($125,417 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.42% Votes Withheld: 0.58%
*	Effective March 31, 2015, Dr. Eichenbaum was elected as a member of the Board of Directors of the Bank, and was appointed to the Audit and Conduct Review Committee and the Risk Review Committee.

Bank of Montreal Management Proxy Circular	14

Ronald H. Farmer Age: 65 Toronto, Ontario Canada Director Since: 2003 Independent (1)

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based management and holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is director of Integran Technologies, PowerMetal Technologies and Valeant Pharmaceuticals International Inc. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from Western University.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	33 of 33 (100%)
	Audit and Conduct Review	6 of 6 (100%)
	Governance and Nominating	8 of 8 (100%)
	Human Resources (Chair)	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Valeant Pharmaceuticals International Inc.	2011 – Present	Talent & Compensation (Chair) Nominating & Corporate Governance
	Afexa Life Sciences Inc.	October 2011 – December 12, 2011

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2016	5,000	48,929	53,929	$ 3,965,399	$ 600,000	$ 3,365,399	19.8
2015	5,000	43,523	48,523	$ 3,774,604	$ 600,000	$ 3,174,604	18.9
Net Change	—	5,406	5,406	$ 190,795		$ 190,795	0.9
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
$260,000 ($260,000 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.39% Votes Withheld: 0.61%

Eric R. La Flèche Age: 54 Montreal, Quebec Canada Director Since: 2012 Independent (1)

Eric La Flèche is President and Chief Executive Officer of Metro Inc., a leading Canadian food retailer and distributor, since April 2008. He joined Metro in 1991 and has held several positions of increasing responsibility, including Executive Vice-President and Chief Operating Officer from 2005 to 2008. Mr. La Flèche holds an M.B.A. from Harvard Business School and a civil law degree from the University of Ottawa. In 2015, he co-chaired Centraide of Greater Montreal campaign and was recognized by Les Affaires, Quebec’s leading business publication, as CEO of the Year.

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	9 of 11 (82%)	17 of 20 (85%)
	Risk Review	8 of 9 (89%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Metro Inc.	2008 – Present	None

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2016	5,000	10,447	15,447	$ 1,135,818	$ 600,000	$ 535,818	5.7
2015	5,000	7,421	12,421	$ 966,230	$ 600,000	$ 366,230	4.8
Net Change	—	3,026	3,026	$ 169,588		$ 169,588	0.9
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
$200,000 ($200,000 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.42% Votes Withheld: 0.58%

15	Bank of Montreal Management Proxy Circular

Lorraine Mitchelmore Age: 53 Calgary, Alberta Canada Director Since: 2015 Independent (1)		Lorraine Mitchelmore is the Former Executive Vice President Heavy Oil for Shell, and Former Shell Canada Limited President and Canada Country Chair. Ms. Mitchelmore has over 30 years’ experience in the international Oil and Gas industry, including areas of risk management, business strategy, operations, and employee health and safety. Prior to joining Shell in 2002, Ms. Mitchelmore worked with PetroCanada, Chevron, and BHP Petroleum. Ms. Mitchelmore holds a BSc in Geophysics from Memorial University of Newfoundland, an MSc in Geophysics from the University of Melbourne, Australia and an MBA from Kingston Business School in London, England. In 2015 Ms. Mitchelmore served as the chair of United Way Calgary Campaign and the Governor General’s Conference.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors*	5 of 5 (100%)	5 of 5 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	None		N/A

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2016	500	1,722	2,222	163,384	$ 600,000	$ (436,616)	0.8
2015	—	—	—	—	N/A	N/A	N/A
Net Change	500	1,722	2,222	163,384
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
$125,417 ($125,417 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.47% Votes Withheld: 0.53%

Philip S. Orsino, O.C., F.C.A. Age: 61 Toronto, Ontario Canada Director Since: 1999 Independent (1)		Philip Orsino has a B.A. from the University of Toronto and is a Fellow of the Institute of Chartered Accountants. Mr. Orsino retired as the President & CEO of Jeld-Wen Inc., a global integrated manufacturer of building products in March 2014. Formerly until October 2005 Mr. Orsino was the President and CEO of Masonite International Corporation for 22 years which was listed on the TSX and NYSE until a going private transaction in April 2005. He was also formerly the Chairman of the Board of Trustees of University Health Network. Mr. Orsino currently sits on the Boards of The Minto Group and Hydro One Limited. He was appointed an Officer of the Order of Canada in 2004 and was the recipient of the 2003 Canada’s Outstanding CEO of the Year Award. Mr. Orsino is the author of “Successful Business Expansion: Practical Strategies for Planning Profitable Growth” (published in 1994 by John Wiley and Sons, Inc.) and is a recipient of the Distinguished Business Alumni Award from the Rotman School of Management at the University of Toronto.
	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	25 of 25 (100%)
	Audit and Conduct Review (Chair)	6 of 6 (100%)
	Governance and Nominating	8 of 8 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Hydro One Limited	August 2015 – Present	Audit (Chair) Nominating, Corporate Governance, Public Policy & Regulatory
	Clairvest Group Inc.	1998 – 2013

SECURITIES HELD
Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2016	34,386	64,924	99,310	$ 7,302,264	$ 600,000	$ 6,702,264	36.5
2015	34,378	58,981	93,359	$ 7,262,397	$ 600,000	$ 6,662,397	36.3
Net Change	8	5,943	5,951	$ 39,867		$ 39,867	0.2
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
$250,000 ($250,000 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
Votes For: 99.05% Votes Withheld: 0.95%

Bank of Montreal Management Proxy Circular	16

J. Robert S. Prichard, O.C., O. Ont., FRSC Age: 67 Toronto, Ontario Canada Director Since: 2000 Independent (1)

Robert Prichard is Chairman of the Board of Bank of Montreal, having been appointed to this position effective March 20, 2012. He is the non-executive Chair of Torys LLP, a Canadian law firm. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area. Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company from 2002 – 2009. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx, a Trustee of the Hospital for Sick Children and a member of Ontario’s Economic Advisory Panel. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada. In June 2016 at the Institute of Corporate Directors’ National Conference & Fellowship Awards Gala, Mr. Prichard will be honoured as a recipient of the ICD Fellowship Award.

	BOARD/COMMITTEE MEMBERSHIP*	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	11 of 11 (100%)	39 of 40 (98%)
	Governance and Nominating	8 of 8 (100%)
	Human Resources	8 of 8 (100%)
	Risk Review	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal	4 of 5 (80%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIPS
	Barrick Gold Corporation	December 2015 – Present	None
	George Weston Limited	2000 – Present	Lead Director
Governance, Human Resource, Nominating and Compensation
Environmental, Health and Safety
Pension
	Onex Corporation	1994 – Present	Audit and Corporate Governance

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2016	11,500	76,519	88,019	$ 6,472,037	$ 600,000	$ 5,872,037	32.4
	2015	11,500	65,838	77,338	$ 6,016,123	$ 600,000	$ 5,416,123	30.1
	Net Change	—	10,681	10,681	$ 455,914		$ 455,914	2.3
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
	$571,743 ($571,743 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.13% Votes Withheld: 0.87%
*	Mr. Prichard was not a member of the Audit and Conduct Review Committee but attended 6 of 6 meetings of such committee.

17	Bank of Montreal Management Proxy Circular

Don M. Wilson III Age: 68 Greenwich, Connecticut United States Director Since: 2008 Independent (1)

Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co., a U.S. bank, in 2006 where he had served as the bank’s first Chief Risk Officer. He was also a member of the bank’s Executive Committee and Operating Committee. Mr. Wilson’s career experiences at JPMorgan included major divisional management responsibilities in New York, London, and Tokyo in corporate finance, investment banking, and capital markets. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

	BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
	Board of Directors	9 of 11 (82%)	36 of 39 (92%)
	Governance and Nominating	7 of 8 (88%)
	Human Resources	8 of 8 (100%)
	Risk Review (Chair)	9 of 9 (100%)
	The Pension Fund Society of the Bank of Montreal*	3 of 3 (100%)
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS		CURRENT BOARD COMMITTEE MEMBERSHIP
	Ethan Allen Interiors Inc.	2010 – 2013

SECURITIES HELD
	Year	Shares (2)	Deferred Share Units (DSUs) (3)(9)	Total of Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2016	13,500	32,677	46,177	$ 3,395,395	$ 600,000	$ 2,795,395	17.0
	2015	13,500	27,678	41,178	$ 3,203,237	$ 600,000	$ 2,603,237	16.0
	Net Change	—	4,999	4,999	$ 192,158		$ 192,158	1.0
VALUE OF TOTAL COMPENSATION RECEIVED IN FISCAL 2015
	$280,833 ($280,833 in DSUs)
VOTING RESULTS OF 2015 ANNUAL MEETING OF SHAREHOLDERS
	Votes For: 99.48% Votes Withheld: 0.52%
*	Effective March 31, 2015, Mr. Wilson III was appointed to the board of directors of The Pension Fund Society of the Bank of Montreal.

(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the standards adopted by the Board as described under the heading “Director Independence” on page 34. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	“Shares” refers to the number of Shares beneficially owned, or over which control or direction is exercised, by the nominee as at February 8, 2016 and February 6, 2015, the respective information dates of this, and last year’s management proxy circulars.
(3)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plans referenced on page 23 as at February 8, 2016 in respect of 2015 and February 6, 2015 in respect of 2014.
(4)	The “Total Amount at Risk” is determined by multiplying the number of Shares, DSUs and Units held by each nominee as at February 8, 2016 in respect of 2015 and February 6, 2015 in respect of 2014 by the closing price of the Shares on the Toronto Stock Exchange (“TSX”) on each such date ($73.53 and $77.79, respectively).
(5)	“Minimum Required” refers to the minimum value of Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Under the fee structure adopted as of fiscal 2015, non-employee directors are required to hold at least eight times the cash portion of their annual retainer fee in Shares or DSUs. This is equivalent to the amount required under the prior fee structure which required Share and/or DSU holdings of at least six times the annual retainer. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. See page 22.
(6)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the aggregate of the cash retainer and equity portion of the annual director fee ($200,000 under the current fee structure – see page 22 “Directors’ Compensation and Attendance”).
(7)	“Units” refers to the number of deferred share units under the Bank’s Deferred Share Unit Plan for Executives, and restricted share units and performance share units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. Downe as at February 8, 2016 in respect of 2015 and February 6, 2015 in respect of 2014. Note that Mr. Downe was not entitled to receive DSUs under the directors’ Deferred Share Unit Plans referenced on page 23.
(8)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executives are required to have an equity stake” on page 75. Requirements are determined as a multiple of base salary reported in Canadian dollars. Mr. Downe’s base salary has been converted into Canadian (“Cdn”) dollars at the average rate of exchange for the fiscal year as follows: for 2015, US $1.00 = Cdn. $1.2547 and for 2014, US $1.00 = Cdn $1.0937.
(9)	The market or payout values of vested share-based awards (DSUs) not paid out or distributed as at October 31, 2015 using the closing Share price on the TSX on that date ($76.04) were: Jan M. Babiak ($645,504), Sophie Brochu ($1,002,207), George A. Cope ($2,188,355), Christine A. Edwards ($1,319,674), Martin S. Eichenbaum ($76,876), Ron H. Farmer ($3,617,755), Eric R. La Flèche ($737,056), Lorraine Mitchelmore ($76,876), Philip S. Orsino ($4,874,316), J. Robert S. Prichard ($5,607,266) and Don M. Wilson III ($2,388,873).

Bank of Montreal Management Proxy Circular	18

Continuing Education and Skills

Continuing Education

All directors are required to continuously advance their knowledge of the Bank’s business, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives.

To assist directors in understanding their responsibilities and updating their knowledge of issues affecting our businesses, we provide directors with an ongoing education program. The Bank’s Governance and Nominating Committee is responsible for (i) overseeing the orientation program for new directors and committee members with respect to their Board responsibilities, the role of the board and its committees and the contribution individual directors are expected to make, and (ii) overseeing the programs for providing continuing education for all directors and committee members.

On an ongoing basis, the Bank provides many opportunities for directors to make site visits, and to read and hear about specialized and complex topics relevant to the Bank’s operations. In particular, directors:

•	receive timely access to comprehensive materials and relevant information prior to each Board and committee meeting;
•	receive regular deep dive presentations on relevant topics; and
•	have full access to our senior management and employees and participate in our Executives Meet Directors Program.

During the 2015 fiscal year, directors participated in educational sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments.

Quarter	Topic	Audience (Board/ Committee)
Q1 2015	Information Technology: Building for the Future	Board	✓	✓	✓	✓	✓		✓				✓	✓	✓	✓
	Cybersecurity	Board	✓	✓	✓	✓	✓		✓				✓	✓	✓	✓
	Oil Price and its Implications	Board	✓	✓	✓	✓	✓		✓				✓	✓	✓	✓
	AML White Paper Q&A – The Evolving Regulatory Landscape for BMO’s AML/ATF and Sanctions Program	Audit and Conduct Review		✓	✓		✓		✓		✓		✓		✓
	Corporate Audit Division Education Session	Audit and Conduct Review		✓	✓		✓		✓				✓		✓
Q2 2015	FINTRAC Presentation on its Mandate and Canadian Practices Regarding Money Laundering and Terrorist Financing activities.	Audit and Conduct Review		✓	✓		✓		✓				✓		✓
Q3 2015	AML White Paper Q&A – Customer Risk Scoring for AML\ATF Program	Audit and Conduct Review		✓	✓		✓	✓	✓				✓		✓
Q4 2015	Fintech Exercise	Board		✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓
	AML White Paper Q&A – Transaction Monitoring	Audit and Conduct Review		✓	✓		✓	✓	✓				✓		✓
	Executive Compensation and Banking Trends	Human Resources				✓	✓		✓						✓	✓
	Corporate Treasury Review: Structural Market Risk & Funds Transfer Pricing	Risk Review		✓			✓	✓		✓					✓	✓

In 2013, the Governance and Nominating Committee oversaw the implementation of an online director education program (the Board Learning App.), developed in conjunction with the Bank’s Institute for Learning, consisting of didactic learning via electronic medium and self-directed learning. Launched in April 2013, this learning application responds to the need for continuous financial industry and risk learning in support of the complex and evolving role of the Board of Directors at the Bank.

19	Bank of Montreal Management Proxy Circular

The content framework for the learning application consists of five core topic pillars: (1) financial industry (economic services and landscape created by the global management of money); (2) business of banking (the function and work of banks and banking within that landscape); (3) risk (how actions or activities could lead to a loss or an undesirable business outcome); (4) regulatory (how the rules and legislation are created, and enforced in terms of outlining responsibility and/or limiting duties); and (5) products & services (the things developed for and delivered to our customers, and the customers of other financial institutions).

In 2015, directors were provided with the following educational materials related to each of the five content areas. The learning application is updated quarterly with new materials, building on additional topics as they relate to the five core areas, the Bank’s strategic priorities, and select other topics from time to time.

Date Materials Made Available	Topics	Audience
November 2014	• Video presentation on the Volcker Rule	All Board members
March 2015	• Financial Industry: Payment Systems • Business of Banking: Spotlight: Retail Banking • Regulatory: Spotlight: UK Regulators • Risk: Stress Testing	All Board members
August 2015	• Financial Industry: Asian Infrastructure Investment Bank • Business of Banking: Customer Experience • Regulatory: “Know Before You Owe” (CFPB)	All Board members

In addition to the above, the following materials were posted to the Board Learning App. in the Additional Resources section:

•	Market Risk Update
•	Market Risk Primer
•	Corporate Audit Division Education Session presentation
•	The Evolving Regulatory Landscape for BMO’s AML/ATF and Sanctions Program
•	Volcker Rule: Essentials for the Board of Directors
•	Customer Risk Scoring AML/ATF White Paper
•	An Overview of a Transaction Monitoring Program (AML)

Bank of Montreal Management Proxy Circular	20

Skills Matrix

Non-employee directors confirm their skills and experience in January of each year. The information is used to assess the overall strength and diversity of the Board, as shown below:

Executive Leadership (a)	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
Other Board Experience (b)	✓	✓	✓	✓		✓	✓		✓	✓	✓
Financial Services (c)	✓			✓	✓	✓					✓
Accounting and Finance (d)	✓	✓		✓	✓	✓		✓	✓	✓	✓
Investment Banking/Mergers & Acquisitions (e)	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓
Risk Management (f)	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓
Human Resources (g)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Responsibility/Sustainability (h)	✓	✓	✓				✓	✓	✓	✓
Legal (i)				✓			✓			✓
Strategic Planning (j)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Retail (k)	✓	✓	✓	✓			✓		✓
Information Technology & Security (l)	✓		✓			✓		✓
Public Policy (m)	✓	✓	✓	✓	✓			✓		✓

(a)	Experience as a senior executive/officer of a publicly listed company or major organization.
(b)	Served as a board member of a public, private or non-profit entity.
(c)	Oversight, advisory or operational experience in the financial services industry other than serving as a director of the Bank.
(d)	Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. Generally Accepted Accounting Principles and/or International Financial Reporting Standards.
(e)	Experience with investment banking or mergers and acquisitions.
(f)	Knowledge of, and experience with internal risk controls, risk assessments and reporting.
(g)	Experience with benefit, pension and compensation programs (in particular, executive compensation programs).
(h)	Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.
(i)	Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.
(j)	Experience in the development and implementation of a strategic direction of a large organization.
(k)	Experience as a senior executive in a major products, services or distribution company.
(l)	Experience or knowledge relating to the information technology and security needs of a major organization.
(m)	Experience in the workings of government and public policy.

21	Bank of Montreal Management Proxy Circular

Directors’	Compensation and Attendance

Directors’ Compensation – Fiscal 2015

Starting in fiscal 2012, the Board adopted a flat fee structure for director compensation. The flat fee structure is simpler to administer and disclose and aligns better with the job of being a director of the Bank. A director’s duty is to be available to assist and represent the Bank 365 days a year. Attendance at meetings is an important part of that but not the whole job. Providing advice outside of meetings, identifying opportunities for the Bank and generally being attentive to the best interests of the Bank at all times, including meeting increased regulatory requirements, are important elements of the role of the director. A flat fee structure better compensates for this responsibility.

Description of fee (a)	Amount
Annual retainer fee (including membership on two committees)	$200,000 ($125,000 in DSUs and $75,000 in cash) (b)
Fee for each additional committee (c) membership in excess of two	$10,000
Fee for each special Board meeting in excess of five per year	$2,000
Fee for each special committee (c) meeting in excess of five per year	$1,500
Chair retainer fees:
Chairman of the Board	$400,000 per year ($150,000 in DSUs and $250,000 in cash) (d)
Audit and Conduct Review Committee	$50,000 per year
Governance and Nominating Committee	$25,000 per year
Human Resources Committee	$50,000 per year
Risk Review Committee	$50,000 per year
The Pension Fund Society of the Bank of Montreal	$15,000 per year
Directors receive a $15,000 annual travel allowance where their principal residence is (i) 2 or more time zones away from Toronto; or (ii) across a border from Canada.

(a)	We only pay non-employee directors. They are also reimbursed for expenses incurred in the course of carrying out their duties as a director.
(b)	Subject to election by directors to take all or a portion of the cash retainer in additional DSUs (Deferred Share Units) or Shares – see below.
(c)	Includes meetings of the board of directors of The Pension Fund Society of the Bank of Montreal.
(d)	Includes the directors’ annual retainer fee and all committee membership fees.

Directors’ Compensation and Required Share Ownership

Each non-employee director must hold at least eight times the cash portion of the annual director retainer in Shares and/or DSUs based on the greater of the following: (i) the closing price of the Shares at the end of the fiscal year and (ii) their acquisition cost (for Shares) or value at the time credited (for DSUs). Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met.

Directors receive a minimum of $125,000 of their $200,000 annual retainer fee in DSUs. The Chairman of the Board receives a minimum of $150,000 of his $400,000 annual retainer fee in DSUs. Directors may also elect to take all or a part of the cash portion of their annual retainer in additional DSUs or Shares. This election also applies to any fees for chair retainers and special meetings. For 2015, 12 of the 14 non-employee directors who served in fiscal 2015 elected to receive all of their remuneration in DSUs.

Shares and DSUs Owned by Non-employee Directors

February 8, 2016:

•	Total Shares: 84,371
•	Total DSUs: 308,364
•	Total Value of Shares: $6,203,800
•	Total value of DSUs: $22,674,005
•	Total value of Shares and DSUs: $28,877,805

(based on the closing price of Shares on the TSX of $73.53 on February 8, 2016).

Bank of Montreal Management Proxy Circular	22

As at October 31, 2015, all non-employee directors met the minimum share ownership requirement, except for Mr. Eichenbaum and Ms. Mitchelmore who joined the Board on March 31, 2015.

What are Deferred Share Units (DSUs)?

DSUs (or deferred share units) are ownership interests that have the same economic value as Shares. Non-employee directors of the Bank and its subsidiary, BMO Financial Corp., receive DSUs under the terms of their respective DSU plans. The DSUs vest immediately, and accrue dividend equivalents when dividends are paid on Shares. Directors are not paid out their DSUs until they leave the Board and the boards of all Bank affiliates. At that time, they may receive payment for their DSUs in cash or in Shares purchased on the open market.

Directors’ Compensation for Fiscal 2015

The following table sets out compensation paid by the Bank and BMO Financial Corp. to non-employee directors who served as directors during fiscal 2015.

	Board Retainer ($)
Director	Cash ($)	Stock Based Compensation (DSUs) ($)	Chair Retainer ($)		Additional Committee Fees ($)		Travel Fees ($)	Other Fees ($)	Total ($)	Portion of cash fees taken in DSUs (%)	Total DSUs value vested or earned ($) (a)
Robert M. Astley (b)	31,250	52,083			4,167				87,500	0	52,083
Janice M. Babiak	75,000	125,000			5,833	(c)	15,000		220,833	100	220,833
Sophie Brochu	75,000	125,000							200,000	100	200,000
George A. Cope	75,000	125,000							200,000	100	200,000
Christine A. Edwards (d)	75,000	125,000	19,646	(e)	11,886	(e)	15,000		246,532	100	246,532
Martin S. Eichenbaum (f)	43,750	72,917					8,750		125,417	100	125,417
Ronald H. Farmer (d)	75,000	125,000	50,000		10,000				260,000	100	260,000
Eric R. La Flèche	75,000	125,000							200,000	100	200,000
Bruce H. Mitchell (b)	31,250	52,083							83,333	100	83,333
Lorraine Mitchelmore (f)	43,750	72,917					8,750		125,417	100	125,417
Philip S. Orsino (d)	75,000	125,000	50,000						250,000	100	250,000
Martha C. Piper (g)	62,500	104,166	20,325	(g)			12,500		199,491	0	104,166
J. Robert S. Prichard (d)			400,000	(h)				171,743 (i)	571,743	100	571,743
Don M. Wilson III (d)	75,000	125,000	50,000		15,833	(c)	15,000		280,833	100	280,833
Total										Total fees paid in DSUs: 2,920,357 Total fees paid in cash: 130,742

(a)	Includes the value at grant date of compensation paid in fiscal 2015 in the form of DSUs, but does not include dividends paid in fiscal 2015 in the form of additional DSUs on each director’s aggregate DSU holdings accumulated in 2015 and during the course of service as a director.
(b)	Effective March 31, 2015, Messrs. Astley and Mitchell retired as members of the Board.
(c)	Effective March 31, 2015, Ms. Babiak and Mr. Wilson were appointed to the board of directors of The Pension Fund Society of the Bank of Montreal.
(d)	Ms. Edwards was Chair of the board of directors of The Pension Fund Society of the Bank of Montreal and is Chair of the Governance and Nominating Committee. Mr. Farmer is Chair of the Human Resources Committee. Mr. Orsino is Chair of the Audit and Conduct Review Committee. Mr. Prichard is Chairman of the Board. Mr. Wilson is Chair of the Risk Review Committee.
(e)	Effective August 25, 2015, Ms. Edwards was appointed Chair of the Governance and Nominating Committee. Effective August 23, 2015, Ms. Edwards was appointed to the Human Resources Committee.
(f)	Effective March 31, 2015, Dr. Eichenbaum and Ms. Mitchelmore were elected as members of the Board of Directors.
(g)	Effective August 23, 2015, Dr. Piper ceased to be Chair of the Governance and Nominating Committee. Effective September 1, 2015, Dr. Piper retired as a member of the Board.
(h)	Includes the director annual retainer fee and all committee membership fees. The Chairman of the Board receives a minimum of $150,000 of his $400,000 annual retainer fee in DSUs.
(i)	Mr. Prichard earned US$135,000 in compensation for serving as a director of BMO Financial Corp. Such amount was paid in US $ and converted to Canadian dollars for purposes of this disclosure at the rate of exchange at the grant dates of US$1.1965 = Cdn$1.00 at January 15, 2015, US$1.2300 = Cdn$1.00 at April 15, 2015, US$1.2920 = Cdn$1.00 at July 15, 2015, US$1.2847 = Cdn$1.00 at October 15, 2015 and US$1.4530 = Cdn$1.00 at January 15, 2016. Mr. Prichard took this full amount in DSUs.

23	Bank of Montreal Management Proxy Circular

Compensation from Subsidiaries/Affiliates

From time to time, non-employee Bank directors serve as directors of subsidiaries and affiliates of the Bank. They are paid for their services and reimbursed for travel and other expenses incurred in attending related board and committee meetings. During fiscal 2015, Mr. Prichard was the only non-employee Bank director who was paid for serving as a director of a Bank subsidiary or affiliate. Mr. Prichard was a director of BMO Financial Corp., our U.S. bank holding company. Mr. Prichard took his annual retainer fee of US$135,000 in DSUs, pursuant to a plan offered to directors of BMO Financial Corp.

Non-Officer Director Stock Option Plan

The granting of options under the Non-officer Director Stock Option Plan was discontinued effective November 1, 2003. There are no options outstanding under this plan.

Directors’ Attendance for Fiscal 2015

The table below shows a summary of directors’ attendance for fiscal 2015.

Summary of Attendance of Directors	Board (11 meetings)		Audit & Conduct Review Committee (6 meetings)		Governance & Nominating Committee (8 meetings)		Human Resources Committee (8 meetings)		Risk Review Committee (9 meetings)		The Pension Fund Society of the Bank of Montreal Board of Directors (5 meetings)		TOTAL
	#	%	#	%	#	%	#	%	#	%	#	%	%
ASTLEY (a)	5/6	83	–	–	–	–	3/4	75	3/4	75	2/2	100	81
BABIAK	11	100	6	100	–	–	–	–	9	100	3/3 (b)	100	100
BROCHU	11	100	6	100	–	–	–	–	–	–	–	–	100
COPE	10	91	–	–	2/2 (c)	100	7	88	–	–	–	–	90
DOWNE	11	100	6	100	8	100	8	100	9	100	–	–	100
EDWARDS	11	100	–	–	8	100	3/3 (d)	100	9	100	5	100	100
EICHENBAUM	5/5 (e)	100	3/3 (f)	100	–	–	–	–	5/5 (g)	100	–	–	100
FARMER	11	100	6	100	8	100	8	100	–	–	–	–	100
LA FLÈCHE	9	82	–	–	–	–	–	–	8	89	–	–	85
MITCHELL (h)	4/6	67	3/3	100	–	–	–	–	–	–	1/2	50	73
MITCHELMORE	5/5 (i)	100	–		–	–	–	–	–	–	–	–	100
ORSINO	11	100	6	100	8	100	–	–	–	–	–	–	100
PIPER (j)	10/10	100	–	–	6/6 (k)	100	5/5 (l)	100	–	–	–	–	100
PRICHARD	11	100	6 (m)	100	8	100	8	100	9	100	4	80	98
WILSON III	9	82	–	–	7	88	8	100	9	100	3/3 (n)	100	92
Average Percentage		94%		100%		98%		95%		99%		88%	94%

Notes

(a)	Effective March 31, 2015, Mr. Astley retired as a member of the Board of Directors of the Bank.
(b)	Effective March 31, 2015, Ms. Babiak was appointed to the board of directors of The Pension Fund Society of the Bank of Montreal.
(c)	Effective August 23, 2015, Mr. Cope was appointed to the Governance and Nominating Committee.
(d)	Effective August 23, 2015, Ms. Edwards was appointed to the Human Resources Committee.
(e)	Effective March 31, 2015, Dr. Eichenbaum was elected as a member of the Board of Directors.
(f)	Effective March 31, 2015, Dr. Eichenbaum was appointed to the Audit and Conduct Review Committee.
(g)	Effective March 31, 2015, Dr. Eichenbaum was appointed to the Risk Review Committee.
(h)	Effective March 31, 2015, Mr. Mitchell retired as a member of the Board of Directors of the Bank.
(i)	Effective March 31, 2015, Ms. Mitchelmore was elected as a member of the Board of Directors.
(j)	Effective September 1, 2015, Dr. Piper retired as a member of the Board of Directors of the Bank.
(k)	Effective August 23, 2015, Dr. Piper ceased to be a member of the Governance and Nominating Committee.
(l)	Effective August 23, 2015, Dr. Piper ceased to be a member of the Human Resources Committee.
(m)	Mr. Prichard attended all meetings of the Audit and Conduct Review Committee in 2015.
(n)	Effective March 31, 2015, Mr. Wilson was appointed to the board of directors of The Pension Fund Society of the Bank of Montreal.

Bank of Montreal Management Proxy Circular	24

More Disclosure About our Directors

To the Bank’s knowledge, as at February 8, 2016 or within the last 10 years, no nominee director of the Bank is or has:

(a)	been a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)	subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	been a director or executive officer of any company (including the Bank), that while that person was acting in that capacity, or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee director, except as follows:

Philip Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until he resigned in March 2008. In April 2008, CFM filed for protection under the CCAA.

25	Bank of Montreal Management Proxy Circular

Corporate Governance

Bank of Montreal embraces high standards of corporate governance, which reflect not only applicable legal and regulatory requirements but also evolving best practices. We believe sound corporate governance is the foundation for responsible business behaviour towards our key stakeholders. For a complete discussion of our corporate governance practices, please refer to our Statement of Corporate Governance Practices starting on page 33.

This section includes reports of the Audit and Conduct Review Committee, the Governance and Nominating Committee, the Human Resources Committee and the Risk Review Committee, summarizing the responsibilities of the committees of the Board and highlighting key accomplishments in 2015.

Report of the Audit and Conduct Review Committee

Members: Philip Orsino (Chair), Jan Babiak, Sophie Brochu, Dr. Martin S. Eichenbaum, Ron Farmer, Bruce Mitchell (ceased to be a member March 2015)

The Board has determined that each member of the Audit and Conduct Review Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (“SEC”) and New York Stock Exchange (“NYSE”) standards, and that Mr. Orsino and Ms. Babiak are “Audit Committee Financial Experts” as such term is defined under SEC rules.

Primary Responsibilities: The Audit and Conduct Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the integrity of the Bank’s financial reporting; the effectiveness of the Bank’s internal controls; the independent auditor’s qualifications, independence and performance; the Bank’s compliance with legal and regulatory requirements; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

2015 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Financial Reporting and Internal Controls

•

Recommended for approval by the Board the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.

•

Evaluated the appropriateness of the Bank’s accounting and financial reporting and the effectiveness of the Bank’s internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of the Bank’s oversight functions.

•	Reviewed the performance of the Chief Financial Officer for fiscal 2015.
•	Approved the Finance function’s budgets and resources for fiscal 2015 and 2016.

Internal Auditor

•

Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the Corporate Audit function’s budget and audit plan for fiscal 2016, including organizational structure, resource plan and strategic priorities.

Shareholders’ Auditors

•	Reviewed the independence and performance of the Shareholders’ Auditors, and approved the audit plan for fiscal 2016, including resources and qualifications.
•	Reviewed regulatory expectations of audit committees related to external auditors.

Bank of Montreal Management Proxy Circular	26

•

Conducted a comprehensive review of the Shareholders’ Auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board and the Basel Committee on Banking Supervision relating to audit quality.

Legal, Regulatory and Compliance

•

Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking law and regulatory matters, material transactions with related parties, and the Bank’s whistleblowing regime.

•	Monitored current market issues and legal and regulatory developments having an impact on the Bank’s operations and material correspondence with regulators.
•

Approved: the Committee’s Charter; orientation program for new Committee members; the Compliance function’s mandate, organizational structure, strategic priorities, resource plan and budget for fiscal 2016; the Compliance Risk Appetite Statement; the Corporate Audit mandate; the          Volcker Rule Compliance Program; Auditor Independence, Disclosure, and Financial Governance policies; Corporate Policies and Procedures relating to the Anti-Money Laundering, Anti-Terrorist Financing and Sanctions Measures Program; and the Anti-Money Laundering and Sanctions Risk Appetite Statement.

•	Reviewed the performance of the General Counsel, Chief Compliance Officer and the Chief Anti-Money Laundering Officer for fiscal 2015.
•	Recommended the Board’s approval of revisions to BMO’s Code of Conduct; and reviewed the Bank’s Environmental, Social and Governance Report and Public Accountability Statement.
•

Reviewed regular reports on Technology and Operations projects, including those related to evolving information security risks and mitigation plans, major Bank projects, risk management and regulatory matters.

•	Reviewed the Anti-Money Laundering annual report, strategy and budget for fiscal 2016.
•	Received presentations on the Bank’s Anti-Money Laundering initiatives including the sanctions program and risk assessment, mandatory reporting requirements, and regulatory developments.

The Committee met routinely in private with each of the Shareholders’ Auditors, Chief Auditor, General Counsel and the Chief Anti-Money Laundering Officer without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2015. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Philip S. Orsino

Chair

27	Bank of Montreal Management Proxy Circular

Report of the Governance and Nominating Committee

Members: Christine Edwards (Chair), George Cope, Ron Farmer, Philip Orsino, Robert Prichard, Don Wilson III, Martha Piper (ceased to be a member August 2015)

Primary Responsibilities: The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board committees and directors.

2015 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Director Assessments and Board Composition

•	Evaluated the composition, size, tenure, competencies and skills of the Board, Board committees and Board committee members.
•

Undertook the annual assessment of the effectiveness of the Chairman of the Board, the Board, the Board committee chairs and each Board committee, and reviewed the continued suitability and effectiveness of the current assessment process. With input from the results of this assessment process, developed the annual objectives of the Chairman of the Board and the Committee Chair.

•	Oversaw the process whereby the Chairman of the Board and each Board committee chair developed annual objectives which are used in the above annual assessments.
•	Oversaw the peer review process for all existing directors and reviewed the overall results.
•

Recommended the nominees to stand for election as directors at the Bank’s Annual Meeting of Shareholders and recommended the Board committee members and chairs for appointment, including changes thereto during the year.

•	Performed the annual 2015 Annual Assessment of the Expertise and Experience of the Human Resources Committee.
•	Assessed the effectiveness of the Bank’s strategy session.
•	Reviewed and revised the Directors Skills Matrix by adding three new categories.

Governance Commitment

•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see the Statement of Corporate Governance Practices starting on page 33 of this circular or www.bmo.com/corporategovernance.

•	Assessed the independence, shareholdings and attendance of each director and supervised the assessment of the suitability of directors in accordance with applicable regulations.
•	Monitored the Bank’s practices related to governance against emerging best practices, including Board and Shareholder engagement matters.
•

Continued the development and effective use of the online director education program developed in conjunction with the Bank’s Institute for Learning consisting of didactic learning via electronic medium and self-directed learning.

•	Coordinated issues-based discussions for director education purposes, including in respect of technology and cyber security.
•	Evaluated Shareholder proposals submitted for the Bank’s Annual Meeting of Shareholders.
•

Approved the Bank’s corporate governance documents (including the Board Mandate, the Committee’s and Board committee Charters, Position Descriptions and the Board Approval/Oversight Guidelines and related policy).

•	Refreshed the orientation programs for new directors and Board committee members, and monitored the progress of orientation for two new Board members.
•	Reviewed the Bank’s Legal Entity Framework related to subsidiary governance oversight.
•	Approved the expansion of the “Executives Meet Directors” program from the Human Resources Committee to the full Board.
•	Revised the Director Tenure Policy to provide for term limits for Board committee chairs.

Bank of Montreal Management Proxy Circular	28

•	Oversaw a refresh of the Bank’s compliance with OSFI’s Corporate Governance Guideline as it relates to Board and Board committee responsibilities.
•	Reviewed and approved new Board Communications Guidelines.
•	Reviewed revisions to the Bank’s Assessment of Responsible Persons Policy.
•	Revised the Bank’s Majority Voting Policy to comply with TSX requirements.
•

Reviewed and recommended, jointly with the Human Resources Committee, to the Board that it assume responsibility for and oversight of the proposed trusteed pension plan (to replace The Pension Fund Society of the Bank of Montreal), primarily through the Human Resources Committee, at the appropriate time.

Succession Planning

•

Undertook a rigorous search process to identify and recommend for Board approval two new nominees who were elected at the annual Shareholder meeting held on March 31, 2015, including assessing suitability under OSFI Guideline E-17.

•	Subsequent to the annual Shareholder meeting held on March 31, 2015, undertook another rigorous search process to identify additional director candidates, which process is continuing.

Director Compensation

•	Performed the annual review of director compensation.

The Committee met at each meeting without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2015. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

Report of the Human Resources Committee

Members: Ron Farmer (Chair), George Cope, Christine Edwards, Lorraine Mitchelmore, Robert Prichard, Don Wilson III, Robert Astley (ceased to be a member March 2015), Martha Piper (ceased to be a member August 2015)

As required by its Committee Mandate, members of this Committee have, or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership in August 2015, and concluded the Committee has an appropriate level of expertise and experience related to risk management for financial institutions and compensation practices.

Primary Responsibilities: The Human Resources Committee oversees human resources strategies, including compensation and talent management.

2015 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Compensation oversight and governance

•

Confirmed that compensation programs are aligned to BMO’s risk appetite framework, with the Financial Stability Board’s Principles for Sound Compensation Practices, and the related requirements of OSFI, and other jurisdictions BMO operates in. The Committee worked with the BMO Financial Corp.’s (U.S.) Human Resources Committee to align its compensation programs with the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies.

29	Bank of Montreal Management Proxy Circular

•

Reviewed changes to compensation plans deemed material by BMO’s control functions (see page 103) with an independent advisor, and concluded these plans do not encourage excessive or inappropriate risk-taking.

•	Reviewed the performance of the Committee’s independent advisor.
•	Met with shareholder advisors and other representatives of institutional advisors to discuss BMO’s compensation program.

CEO and Senior Executive compensation

•	Reviewed reports on CEO pay for performance and determined that CEO pay is aligned to Bank and individual performance.
•

Assessed the CEO’s performance against his objectives for the past fiscal year, reviewed the assessment with the Board, and recommended his compensation to the independent members of the Board for approval.

•	Reviewed annual performance assessments submitted by the CEO for BMO’s most senior executives and approved their compensation, and the compensation of the heads of other oversight functions.
•	Reviewed goals for fiscal 2016 for the CEO, BMO’s most senior executives and heads of other oversight functions.
•	Approved incentive compensation for BMO Capital Markets and executive top income earners, and reviewed total compensation for other top income earners within the Bank.

Talent and succession planning

•

Completed an in-depth review of BMO’s senior leadership pipeline – including succession plans for the CEO and Senior Executive roles, leadership development commitments and progress against diversity goals – to monitor the strength and depth of the team and talent strategies for the enterprise and in key business groups.

•	Reviewed executive talent strategies, organizational structures and succession plans with the Board, and recommended Senior Executive appointments and reassignments.
•	Hosted sessions for Committee Directors to meet with key business leaders. In 2015, 26 key BMO leaders participated.
•

Reviewed results from the annual employee survey to assess employee engagement levels and feedback, and BMO’s competitive position compared to leading companies. The review also included recommendations for key areas of focus for 2015 to 2016.

Strategic matters

•	Approved updated executive incentive pay metrics for fiscal 2016 to strengthen alignment with BMO’s business strategy, annual goals and good governance.
•	Approved changes to the BMO Capital Markets compensation plan for implementation in fiscal 2016 to align with market practice and BMO’s risk appetite and good governance principles.

The Committee met at each meeting without management being present. It also met with our independent compensation advisor without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2015. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Chair

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Report of the Risk Review Committee

Members: Don M. Wilson III (Chair), Jan Babiak, Christine Edwards, Dr. Martin Eichenbaum, Eric La Flèche, Robert Prichard, Robert Astley (ceased to be a member March 2015)

Primary responsibilities: The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to Risk Management Corporate Policies, and compliance with risk-related regulatory requirements.

2015 Highlights

As part of or in addition to fulfilling each of its responsibilities as outlined in its mandate, the Committee:

Identification, Analysis and Management of Risk

•	Reviewed and approved the risk appetite statement and risk dashboard presented by management.
•	Reviewed and approved the risk priorities and resource plan of the Bank’s risk management function.
•	Engaged management in in-depth discussions at each Committee meeting on risk management and risk strategies related to key businesses and products.
•	Reviewed and approved the Internal Capital Adequacy Assessment Plan and monitored the Bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Reviewed the proposed exposure limits to be delegated to the Chief Executive Officer and recommended approval to the Board.
•

Reviewed the Bank’s credit, market, operational, fiduciary, model, liquidity, funding and reputational risk management processes and its overall enterprise risk management framework, including quarterly attestations.

•	Regularly assessed the Bank’s credit, market, liquidity and funding risk positions against the Risk Appetite Statement and approved exposure limits.
•	Reviewed the quality and performance of the credit portfolio, including the provision for credit losses and the allowance for credit losses.
•	Discussed top and emerging risks and proposed action plan with management.
•	Engaged management in discussion of industry best practices in specific risk areas.

Adherence to Risk Management Corporate Policies

•	Discussed and approved the corporate policies that were presented to the Committee.
•	Approved, ratified or reviewed exposures that exceeded limits prescribed in the risk management corporate policies.

Compliance with Regulatory Requirements

•	Periodically engaged regulators in discussions on key risks in the Bank.
•	Reviewed with management regulatory communications and discussed action plans.
•	Approved the Corporate Insurance Program.
•	Approved the Outsourcing Annual Report and reviewed the related Governance Framework.
•	Assessed the Chief Risk Officer’s performance for fiscal 2015 and approved the Chief Risk Officer’s mandate for 2016.
•	Reviewed and approved (where required) reports and presentations that were provided in satisfaction of regulatory requirements.
•	Reviewed the Bank’s Risk Data Aggregation and Risk Reporting (RDARR) framework and implementation plan.
•	Reviewed and approved an amendment to the Risk Review Committee Charter to include delegation to a Bank subsidiary board or board committee.

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The Committee met regularly in private with the Chief Risk Officer, and in private with the CEO, and also without management being present.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2015. The mandate is contained in the Committee’s Charter at www.bmo.com/corporategovernance.

Don M. Wilson III

Chair

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Statement of Corporate Governance Practices

At a glance

•	Our high corporate governance standards reflect emerging best practices and meet or exceed legal, regulatory, Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) requirements
•	We monitor regulatory changes and best practices in corporate governance to ensure we have leading governance practices

Overview

Good corporate governance is important – to our shareholders, our customers, our employees, the communities we operate in – and to us. Being clear about our expectations around governance supports ethical conduct and allows us to do a better job running our business, and complying with the laws and standards that apply to us.

Good governance starts with our Board of Directors (“Board”). We get the Board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return. Directors sit on committees that specialize in key areas: audit and conduct review, governance and nominating, human resources, and risk review.

This document communicates our corporate governance practices to you, our Shareholder.

CORPORATE GOVERNANCE SNAPSHOT
Size of the Board	12	Policy on Interlocking Directors	✓
Number of independent directors	11	Director Tenure Policy	✓
All committee members are independent	✓	Board and committee chair term limits	✓
Directors are elected annually	✓	Director Share Ownership Guidelines	✓
Directors are elected individually	✓	New Director Orientation	✓
Majority Voting Policy for the election of directors	✓	Continuing Director Development	✓
Annual advisory vote on approach to executive compensation	✓	Regular assessments of the Board and its committees	✓
The roles of Chairman and CEO are separate	✓	Code of Conduct rooted in our values	✓

I. Board Structure

At a glance

•	Our Board’s role is to enhance Shareholder value through a rigorous approach to accountability, performance and corporate governance
•	Regular assessment of the Board ensures it has the appropriate number of members and diverse expertise to make effective decisions
•	The Board annually reviews written position descriptions for the Chairman of the Board (“Chairman”), the Chief Executive Officer (“CEO”), committee chairs, and directors

Role of our Board

The Board provides stewardship, including direction-setting and general oversight of the Bank’s management and operations to enhance Shareholder value. The Board’s Mandate, set out on pages 44 and 45, outlines its general responsibilities. The Board Approval/Oversight Guidelines define its roles and responsibilities, plus those of management and also specify accountability within the Bank. The Bank Act (Canada) requires certain important matters, such as approval of financial statements and dividends, be approved by the Board and not delegated to Board committees.

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The Governance and Nominating Committee defines our approach to corporate governance. This committee reviews our corporate governance framework, guidelines and practices to ensure they meet industry and Shareholder expectations, the regulatory environment, and best practices.

Composition of our Board

The Board considers its size annually, while the Governance and Nominating Committee does so regularly. At the beginning of 2016, there were 12 directors on the Board. Factors that are considered in determining Board size include the ability to ensure a high level of engagement of Board members, a high quality of discussion with management, the calibre and scope of its members’ expertise, and the ability to ensure Board committees have sufficient members and the required expertise. The Board has adopted a written Board Diversity Policy to facilitate more effective governance. In so doing, the Board positions itself to be made up of highly qualified directors whose diverse backgrounds reflect the changing demographics of the markets in which the Bank operates, the talent available with the expertise required, and the Bank’s evolving customer and employee base. A diverse Board helps us make better decisions. The Board Diversity Policy includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members. The Board believes a relatively smaller Board size is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. No additional person has been nominated, so the current 12 directors will stand for election at the 2016 Shareholder meeting. The Board believes the Board’s current size of 12 directors is appropriate and effective. The Board has 4 women directors, representing 36.4% of the 11 independent directors.

Directors are elected for a term of one year. Between Shareholder meetings, the Board may appoint additional directors. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, and size to make effective decisions and staff Board committees appropriately.

Key Position Descriptions

The Board reviews position descriptions (posted on our website) annually for the Chairman, the CEO, committee chairs, and directors. The Board develops the position description for the CEO, with that person’s input, which is approved annually by the Human Resources Committee.

II. Independence

At a glance

•	All nominees standing for election at the annual meeting of Shareholders are independent and unaffiliated, except William Downe, CEO
•	The independent Chairman allows the Board to operate independently of management and gives directors an independent leadership contact
•	In camera sessions, attended only by the independent directors, are held at every Board meeting and every committee meeting

Director Independence

The Board believes that it must be independent of management to be effective. The Board has adopted Director Independence Standards (“Standards”) to assess whether a director is independent. The Standards use criteria from the definition of affiliated persons under the Bank Act (Canada) and definitions of independence from the Canadian Securities Administrators (“CSA”) and NYSE. The Standards are on our website.

The Board, with help from the Governance and Nominating Committee, uses the Standards to assess personal, business, and other relationships and dealings between directors and the Bank and

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between directors and the Bank’s affiliates. The Board considers biographical material, reports, and questionnaires completed by directors as well as Bank records and reports, and information on entities with which the directors are involved. The Board considers these relationships keeping in mind both the importance to the Bank and the importance to, and impact on, the people and organizations with which the director has relationships.

The Board considers a director independent if he or she does not have a material relationship with the Bank or any of its affiliates that could interfere with his or her exercise of independent judgment. Certain relationships (for example, being an officer of the Bank) automatically mean a director is not independent. The threshold for independence is higher for members of our Audit and Conduct Review Committee, as the CSA and NYSE require.

William Downe has a material relationship with the Bank because he is the Bank’s CEO. Under the Bank Act (Canada), the Bank’s CEO must be a member of the Board. All other directors and nominees standing for election to the Board on April 5, 2016 are independent and unaffiliated. The Board’s policies limit the number of inside directors to two.

All members of the Audit and Conduct Review Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. While the Bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the Board is satisfied that those directors are independent under the Standards.

Information on the director nominees standing for election is on pages 11 to 18, which includes other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and committee meetings in fiscal 2015.

Board Interlocks and Outside Board Memberships

The Governance and Nominating Committee monitors the outside boards our directors sit on to determine if there are circumstances which would impact a director’s ability to exercise independent judgment and to ensure each director has enough time to fulfill his or her commitments to us. An interlock occurs when two or more Board members are also fellow board members of another public company. The Board has adopted a policy that no more than two directors may sit on the same public company board without the prior consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, that committee takes into account all relevant considerations including, in particular, the total number of Board interlocks at that time. Also, none of our Audit and Conduct Review Committee members may serve on more than three public company audit committees without Board approval.

The only Board interlock is between George Cope and Sophie Brochu, who are both directors of Bell Canada and BCE Inc. The Board has determined this relationship does not impair the exercise of independent judgment by these Board members.

The following table sets out interlocking board memberships of the Bank’s directors.

Company Name	Director	Committee Membership (at other public company)
Bell Canada/BCE Inc.	Sophie Brochu	Audit Committee, Corporate Governance Committee
	George Cope	N/A

Independent Chairman

The roles of Chairman and CEO are separate. The Chairman manages the Board’s affairs to ensure that the Board functions effectively and meets its obligations and responsibilities, including responsibilities to Shareholders. The position description for the Chairman, available on our website, sets out the Chairman’s key responsibilities, which include setting Board meeting agendas in consultation with the CEO and chairing all Board meetings.

The Chairman provides leadership to the directors and ensures the Board is independent from management. Each Board meeting includes time for independent directors to meet with the Chairman, without management present. Similar meetings also take place outside of Board meetings, discussion at which includes topics like succession planning, risk management and strategy. Each Board committee, during each of its meetings, also has a scheduled session without management present.

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The Board has established a process for the appointment or a change in, and appointment of, the Chairman. That process is led by the current Chairman or, if he or she is being considered for reappointment, the chair of the Governance and Nominating Committee. That process includes identification of issues facing the Bank, individual consultations with all directors, as well as determination of the most appropriate process for the Board to make a final decision, which may involve deliberation and a vote if there is more than one person enjoying significant support. Under current Bank policies, the normal term for the role of Chairman will be five years with one possible renewal for a maximum of three years.

Other Independence Mechanisms

The Chairman and each committee can engage outside consultants, paid for by the Bank, without consulting management. This helps ensure they receive independent advice as they feel necessary.

III. Orientation and Continuing Education

At a glance

•    New directors learn about our business through one-on-one meetings with the heads of each of our principal business groups

•   The Governance and Nominating Committee is responsible for directors’ continuing education

New Director Orientation

The Governance and Nominating Committee is responsible for orienting and educating new directors. The orientation program’s purpose is to (i) provide new directors with the information necessary to understand the financial industry and board operations; (ii) provide new directors with the historical background of the Bank, including the current issues and opportunities BMO Financial Group is facing; and (iii) facilitate a smooth transition for new directors into their roles as Board members. Upon joining the Board and as soon as possible within the first six months following appointment/election, new directors are provided an orientation by the Chairman of the Board, the chairs of the Board committees (as applicable) and the CEO in order to gain an understanding of the Bank’s history, culture, current status and strategic direction, including how the Bank differs from its peers. New directors also receive an orientation manual explaining our structure, director governance information, compliance requirements for directors, and corporate policies. The manual also has our bylaws, recent public disclosure documents, and agendas and minutes for Board and committee meetings for the preceding 12 months. New directors meet individually with the heads of each of our principal business groups and corporate functions to learn about our business.

Each Board committee also has an orientation program. New Board committee members receive an orientation manual for each committee on which they sit. New Members also have individual meetings with the committee chair and the head of the supporting corporate group, as well as with other senior officers (as applicable).

Continuing Director Development

The Governance and Nominating Committee is responsible for the continuing education and development of our directors. Directors receive presentations on Bank operations throughout the year. They also receive materials and reading recommendations from the Chairman, committee chairs, and the CEO. Topics include corporate governance, executive compensation, financial reporting and strategy, succession planning, key accounting considerations, risk assessment, cyber security and disclosure, and Canadian and U.S. securities law developments. Directors are also encouraged to participate in relevant external education seminars at our expense.

The Governance and Nominating Committee, in conjunction with the Bank’s Institute for Learning, has developed a comprehensive and balanced online director education program consisting of didactic learning via electronic medium and self-directed learning. The Governance and Nominating Committee also coordinates issues-based discussions. Continuing education and development of our directors in 2015 is summarized on pages 19 and 20.

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Directors identify their specific continuing education needs in discussions with management, the Board and committees. Committee meeting minutes are also provided to all directors who are not on the committee.

IV. Strategic Planning and Risk Oversight

At a glance

•	Our enterprise-wide strategy is developed by management. The Board oversees the strategic planning process and reviews and approves our strategic plans
•	The annual strategy session provides a forum for directors to give management constructive feedback on our strategic plans
•

We are guided by an integrated risk management framework that is embedded in our daily business activities and planning process. The Risk Review Committee of the Board reviews our risk management framework on a regular basis

Strategic Planning

The Board reviews and approves our strategic plans, including key initiatives, opportunities, risks, competitive position, financial projections and other key performance indicators for each of our principal business groups.

An annual strategy session helps directors better appreciate planning priorities and progress made on strategic plans. Directors give management constructive feedback on our strategic plans and the strategy session itself. Feedback from directors and management is key to planning the next year’s session. Directors receive updates on the progress of our strategic plans, including those for each principal business group, throughout the fiscal year.

Risk Oversight

Our enterprise-wide risk management framework, approved by the Board, is comprised of a governance structure that includes a robust committee structure and a comprehensive set of corporate policies, which are approved by the Board or its committees, together with supporting corporate standards and operating guidelines. This enterprise-wide risk management framework is governed through a hierarchy of management committees and individual responsibilities. All elements of our risk management framework are reviewed on a regular basis by the Risk Review Committee of the Board to provide effective guidance for the governance of our risk-taking activities. See pages 31 and 32 for information on the responsibilities of the Risk Review Committee. Further information on our risk management framework, including the risk oversight responsibilities of the Board and its committees, our risk appetite, risk policies and limits, is set out on pages 86 to 117 of our Management’s Discussion and Analysis for the fiscal year ended October 31, 2015 (available on our website).

V. Ethical Business Conduct

At a glance

•	Our Code of Conduct is rooted in our values and outlines our expectations for ethical behavior
•	We support an ethical culture by providing an environment where concerns can be raised without fear of retaliation

BMO’s Code of Conduct is rooted in our values and outlines our expectations for ethical behavior. The Code applies to all officers, employees and directors and is approved annually by the Board of Directors. In addition to mandatory training every year, all officers, employees and directors must confirm that they have read, understood, complied and will continue to comply with the Code. The Chief Ethics Officer is responsible for ensuring that awareness and understanding of ethical business principles are embedded in all aspects of our business and reports to the Audit and Conduct Review Committee of the Board on the state of ethical conduct in the organization.

A key element to fostering an ethical culture is providing an environment where concerns can be raised without fear of retaliation. We support this and provide various means for concerns to be

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raised and grant anonymity if the person raising the concern wishes. All concerns are investigated and proven breaches of the Code are dealt with swiftly and decisively.

The Board has also implemented whistleblower procedures for officers, employees and other stakeholders to confidentially and anonymously report concerns about accounting, internal accounting controls, or auditing matters.

To ensure ethical and independent decision-making by the Board, we have a protocol to identify and deal with director conflicts of interest. Directors or executive officers with a material interest in a matter do not receive related Board or committee materials, and are not present for any related discussion or vote.

VI. Directors – Becoming a Director, Sitting as a Director, Assessment, and Resignation Policy

At a glance

•	Shareholders vote for individual directors – not for a slate of candidates – and directors who do not get a majority of votes must offer to resign
•	Directors must offer to resign if they do not attend at least 75% of meetings of the Board and committees on which they serve
•	The Governance and Nominating Committee uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities
•	Individual directors evaluate the Board, its committees, and each other
•	Directors must hold eight times their annual cash retainer in common shares or deferred share units
•	Directors cannot hedge their Bank of Montreal Shares or other securities

Becoming a Director – Nomination and Election of Directors

The Governance and Nominating Committee decides what skills and competencies the Board requires, assesses the skills of current Board members and identifies and recommends suitable director candidates, with assistance of professional search firms as needed. We believe our directors should have the highest personal and professional ethics and integrity and be committed to serving the interests of the Bank, our Shareholders and other stakeholders. The Governance and Nominating Committee assesses the need for skills to manage the Bank’s risks and opportunities. This assessment helps determine if the Board needs new directors. In keeping with the Board’s Diversity Policy, potential candidates are screened for several attributes including ethics and integrity, range of experience, good business judgment, areas of expertise, personal skills and qualities, gender, age, ethnicity and geographic background. The Governance and Nominating Committee also takes into consideration possible conflicts, and the candidate’s ability to devote sufficient time and commitment as a director. The Board has set a goal that each gender comprise at least one-third of the independent directors.

The policy on majority voting to elect directors is described on page 5. See page 21 for a skills matrix setting out the skills and expertise of each of the nominee directors standing for election at the 2016 Shareholder meeting.

Board Tenure

Non-employee directors on the Board average seven years of service. Service ranges from one year to 17 years.

The Board approved a new approach to its Director Tenure Policy in 2009, as refined in 2011, 2013 and 2015, to ensure ongoing Board renewal, sustain Board performance, and add expertise. Directors who joined the Board prior to January 1, 2010 may serve until the earlier of when they turn 70 years of age or they have served 20 years. Directors who joined the Board on or after January 1, 2010, may serve until the earlier of when they turn 70 years of age or they have served 15 years. However, all directors will be allowed to serve for at least ten years, regardless of their age. In addition, the Chairman may serve a full five year term as Chairman, regardless of his or her age or how long he or she has been on the Board, and his or her term may be renewed for up to three more years. The Board has also approved term limits for the chairs of its committees – for committee chairs appointed after December 31, 2014, the normal term will be five years with a possibility of renewal for up to three more years. In exceptional

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circumstances, to further the best interests of the Bank, the Board may on an annual basis decide in individual cases to waive the term and/or age limits stated above for directors, the Chairman and committee chairs.

An officer will resign from the Board when no longer employed by the Bank. However, the Board may request a former CEO to continue as a director for a term not longer than two years.

Expectations and Responsibilities of Directors

Directors must devote sufficient time and energy to their role as a Bank director to effectively discharge their duties to the Bank and the Board. Directors are expected to review meeting materials in advance of meetings to facilitate discussion and to probe and, as appropriate, challenge management, while making informed business judgments and exercising oversight. Board meeting dates are established well in advance and directors are expected to be prepared for and to attend all required meetings. Annually, directors must attend at least 75% of all meetings of the Board and the committees on which they serve or offer to resign at the end of the fiscal year.

Director Compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against their peer group to ensure it is competitive and consistent with the responsibilities of directors. The peer group used for such review and benchmarking is the same as used for the CEO compensation review as set forth on page 64, separated into two groups: primary (Canadian peers) and secondary (Canadian and U.S. financial firms of similar size). A flat fee structure was adopted in fiscal 2012 (see page 22 for further information about our director compensation philosophy). Directors’ compensation is disclosed on pages 22, 23 and 24.

The Board approved amendments to the director share ownership guidelines, effective October 25, 2011, in conjunction with the adoption of its flat fee structure (see page 22). Each non-employee director must hold at least eight times the cash retainer portion of the annual fee in either Shares or deferred share units. Newly appointed board members would be expected to build up the minimum share ownership requirement over time, which is accelerated by all remuneration being required to be paid in DSUs or in Shares until the requirement is met. At February 8, 2016, all non-employee directors met the minimum share ownership requirements, except for Mr. Eichenbaum and Ms. Mitchelmore who joined the Board on March 31, 2015. Directors’ current Share and deferred share unit holdings are listed in their respective profiles on pages 11 to 18.

The Board has adopted a policy prohibiting directors, senior executive officers and employees of the Bank from hedging their economic interest in Bank Shares, securities or related financial instruments.

Assessment of the Board, Committees, Directors, and Chairs

Each director annually completes an anonymous Board self-assessment survey, the results of which are compiled confidentially by an outside consultant, and has an annual one-on-one interview with the Chairman. The interview typically covers the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, and strategic direction and process. The Board uses a skills matrix (see page 21) to review the skills of directors and the Board as a whole. The matrix outlines skills and experience based on broad categories relating to business and management skills and capabilities.

Each Board committee is separately evaluated through the annual survey. The assessment process is similar to that for the Board. It includes each director’s views on the operation of the committees, the adequacy of information provided to committee members, and agenda planning for committee meetings, taking into account the relevant committee charters.

The annual survey also includes a peer evaluation process for feedback on the effectiveness of individual directors. Every director assesses the contribution of each of their peers relative to the performance standards for the director position description. The results are also compiled confidentially by an outside consultant. The Chairman receives the results of each director’s peer assessment and meets with each director to discuss them.

The Governance and Nominating Committee assesses the Chairman’s performance annually, with input from each director, taking into account the position description. The results are reviewed with the Board and the Chairman.

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The contribution and effectiveness of each committee’s chair are assessed annually against their respective objectives and the standards of their respective position description. The Chairman discusses the results with each committee chair individually.

The Governance and Nominating Committee monitors and tracks progress of improvement opportunities identified through the self-assessment process.

Resignation Policy

Directors must offer to resign if they:

•	change their principal occupation,
•	fail to receive a majority of votes for election at an uncontested Shareholder meeting, or
•	fail to meet the annual 75% meeting attendance requirement.

The Governance and Nominating Committee will recommend to the Board whether to accept or reject the resignation, which resignation in the event of failing to achieve a majority vote at a Shareholder meeting shall be accepted absent exceptional circumstances.

VII. Committees of the Board

At a glance

•	The Board’s four committees each consist entirely of independent directors
•	The roles and responsibilities of each committee are set out in formal written charters (available on our website)

The Audit and Conduct Review Committee—oversees the integrity of our financial reporting, the effectiveness of our internal controls (including internal control over financial reporting), disclosure controls and procedures, our compliance with legal and regulatory requirements and the organizational structure, resources and effectiveness of the finance, legal and compliance functions. This committee also reviews and assesses the qualifications, independence, and performance of the Shareholders’ auditors.

It sets standards of ethical business conduct for directors, senior management, and employees and reviews the Bank’s Environmental, Social and Governance Report & Public Accountability Statement. It oversees procedures for complying with self-dealing provisions of the Bank Act (Canada). It also monitors consumer protection measures and procedures for dealing with customer complaints, plus the use and disclosure of personal customer and employee information.

Its charter states that “[e]ach member of the Committee will be Financially Literate (or be willing and able to acquire the necessary knowledge within a reasonable period of time) and the Committee will have at least one Audit Committee Financial Expert.” In addition to being independent, each member of the Audit and Conduct Review Committee is financially literate, as defined in CSA, U.S. Securities and Exchange Commission (“SEC”), and NYSE rules or standards. Jan Babiak and Philip Orsino are Audit Committee Financial Experts as defined by SEC rules. Definitions of “financially literate” and “Audit Committee Financial Experts” are found in the Audit and Conduct Review Committee Charter (available on our website).

See pages 26 and 27 for a report on this committee’s membership and activities in 2015. Additional Information respecting this committee is set out in our 2015 Annual Information Form under “Audit and Conduct Review Committee Information”.

The Governance and Nominating Committee—develops governance principles and guidelines for the Bank. It identifies and recommends candidates for election or appointment to the Board, and reviews our process for orienting and assessing the Board, its committees, and directors. This committee also reviews Shareholder proposals and recommends appropriate responses. Each year, the Governance and Nominating Committee reviews all Board committee charters, position descriptions, and the Board’s mandate to confirm that they meet all regulatory requirements and best practices.

See pages 28 and 29 for a report on this committee’s membership and activities in 2015.

The Human Resources Committee—helps the Board fulfill its oversight duties for the appointment, evaluation, compensation and succession planning of the CEO and other senior executives. It oversees the Bank’s strategy for attracting, retaining and developing high quality leaders at all levels with the capabilities to execute the Bank’s strategic goals. This committee has oversight over the philosophy and principles of compensation programs, the design and application of

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material compensation programs, and share ownership guidelines. This committee is responsible for ensuring the Bank’s material compensation programs meet the Bank’s compensation principles and risk profile and do not encourage excessive risk taking.

The Human Resources Committee works with a full-time executive responsible for talent strategies. It annually reviews succession planning for the CEO and all senior executives. This includes a thorough review of potential successors’ capabilities and development plans. This committee also annually reviews the in-depth talent and succession report for the entire executive group. This assessment, which includes roundtable talent assessments of the Bank’s executives, also details the current and projected leadership demographics, vacancy risks and capabilities and readiness of the successor pool. This committee also reviews detailed reporting on the profile, capabilities and development planning of the Bank’s emerging leaders against the projected executive needs of the Bank. In addition, the Human Resources Committee assesses the enterprise’s culture, including our progress against our diversity, inclusion and employee engagement strategy and representation goals for women, people with disabilities, visible minorities, Aboriginal people, the LGBTQA community and other groups.

Its charter states that “[a]ll members of the Committee will have, or acquire within a reasonable period of time following their appointment, a thorough understanding of issues related to human resources and compensation with particular emphasis on executive compensation and will strive to continually update their understanding.” Please see pages 21 and 59 for additional details concerning the relevant experience of the members of the Human Resources Committee.

See pages 29 and 30 for a report on this committee’s membership and activities in 2015.

The Risk Review Committee—helps the Board perform its oversight duties for identifying and managing risk and complying with risk-related regulatory requirements. At least annually, this committee reviews and recommends to the Board the Bank’s Risk Appetite Framework. The committee also reviews the organizational structure, resources and effectiveness of the risk management function, management’s evaluation of the performance of our risk rating systems, and the effectiveness of our systems for calculating risk-based capital requirements. In addition, it reviews and, as applicable, approves our risk management corporate policies, reviews and/or ratifies transactions involving a material amount of risk and recommends to the Board the limits and risk-taking authority to be delegated to the CEO.

Its charter states that “[a]ll members of the Committee should have, or be willing and able to acquire within a reasonable period of time following their appointment, the necessary understanding of issues related to risk management or related business experience.” The Chair of the Risk Review Committee is the former Chief Risk Officer of a major U.S. financial institution. Please also see page 21 for additional details concerning the relevant experience of the members of the Risk Review Committee.

See pages 31 and 32 for a report on this committee’s membership and activities in 2015.

VIII. Communications and Shareholder Engagement

At a glance

•	The management Disclosure Committee oversees the timely public release of material information about the Bank
•	Internal controls and procedures ensure material information is effectively communicated internally
•	Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with Shareholders

The Audit and Conduct Review Committee reviews and approves the Disclosure Policy every two years. The policy covers the timely distribution of all material non-public information. It sets out guidance for determining material information and ensures proper (non-selective) disclosure and wide distribution of material information.

The Disclosure Committee consists of members of senior management including the Chief Financial Officer (“CFO”), who chairs it. This Committee reviews all annual and interim filings and oversees the timely public release of material information about the Bank. The CFO and General Counsel together decide what information is material and therefore publicly disclosed.

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We have a rigorous attestation process to support the certifications by the CEO and the CFO on the adequacy of our financial disclosure. Our most senior executives must make representations (quarterly and annually) to our Chief Accountant. This includes declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes. The representations are specific to the executive’s area of responsibility.

Our Shareholder Engagement Policy encourages open dialogue and the exchange of ideas with our Shareholders. We communicate with Shareholders and other stakeholders through various channels, including our annual report, management proxy circular, annual information form, Environmental, Social and Governance Report and Public Accountability Statement, Corporate Responsibility Report, quarterly reports, news releases, website, industry conferences and other meetings. In addition, our quarterly earnings call is open to all, and features a live webcast and question and answer period. We also hold our annual meeting of Shareholders at different locations across Canada, with a live webcast, so all our Shareholders can participate. In addition, our website provides extensive information about the Board, its mandate, the Board committees and their charters, and our directors.

Feedback from institutional Shareholders comes from one-on-one or group meetings and from informal surveys by our Investor Relations department. Feedback from retail Shareholders usually comes by email or telephone. Our Investor Relations and Corporate Secretary’s departments reply promptly to Shareholder concerns and take appropriate action. The Board believes these procedures reflect best practices in Shareholder engagement.

To communicate directly with the Board, Shareholders can use the contact details below, in item XII., “Contacting our Board”.

IX. Gender Diversity in Senior Management

As part of the Bank’s leading talent practices, we work to ensure diversity in our succession slates (which include 3 potential successors for every executive position), as well as in candidate slates for all open executive officer positions. To monitor our progress on the advancement of women and develop a healthy pipeline of female talent, we also:

•	Identify top talent and implement development plans for high-potential women
•	Monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders at monthly talent roundtable meetings with senior leaders
•	Have developed a sponsorship program connecting female talent with senior leaders to accelerate the development and advancement of high-potential women
•	Identify and remove barriers that women commonly encounter in their careers to provide access to leadership and development opportunities

Our objective is to reach 40% representation of women in senior leadership positions (including the executive and managing director levels) by 2016. As of December 31, 2015, we were at 38%.

Our representation goals for women do not explicitly focus on our executive officer positions; however, our overall company goal creates a healthy feeder pool that supports planning and succession strategies at the most senior levels of the Bank. This focus allows us to ensure the continued growth of women among our senior leadership ranks. As of October 31, 2015, 2 out of 14 (or 14.3%) executive officer positions were held by women.

X. Compliance with NYSE Standards

We are required to disclose any significant differences between our governance practices and those required by NYSE standards for U.S. domestic issuers of which only one difference exists. The NYSE requires Shareholder approval for all equity compensation plans and any material changes to such plans (with a few limited exceptions). This applies whether the securities in a plan are newly issued or bought over the open market.

In contrast, the TSX rules, with which we have elected to comply, require Shareholder approval of equity compensation plans only if they involve newly issued securities. Additionally, the TSX requires Shareholder approval every three years of plans that do not have fixed limits of Shares to be issued. If a plan includes procedures for amendment, the TSX requires Shareholder approval of amendments only if the plan specifically requires that approval or if the amendment does any of the following:

•	reduces the exercise price or extends the term of options held by insiders under the plan

Bank of Montreal Management Proxy Circular	42

•	removes or exceeds limits on insider participation under the plan
•	increases any fixed limit on the number of securities to be issued under the plan
•	changes the amendment procedure of the plan

XI. Additional Governance Information

This statement refers to documents on our website at www.bmo.com/corporategovernance. Print copies are available to Shareholders free of charge who ask the Corporate Secretary’s department at:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785 Fax: (416) 867-6793

Email: corp.secretary@bmo.com

Financial information about us is in our consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2015. Copies of these are available from the Corporate Secretary’s department at the address above. This (and other information about the Bank) is available on our website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the SEC website at http://www.sec.gov/info/edgar.shtml.

Documents available on our website or from our Corporate Secretary’s department include:

•	Our Code of Conduct
•	The Board Mandate and charters for each of the Board’s committees
•	Position descriptions for each of the Chairman, the committee chairs and the directors
•	Director Independence Standards
•	Statement of Corporate Governance Practices
•	Shareholder Engagement Policy
•	Board Diversity Policy
•	Environmental, Social and Governance Report and Public Accountability Statement
•	Corporate Responsibility Report

XII. Contacting our Board

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman, by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto, Ontario M5X 1A1

Email: board.directors@bmo.com

43	Bank of Montreal Management Proxy Circular

Board Mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board of Directors’ Mandate and such other duties as necessary or appropriate, including:

1.  Culture of Integrity

1.1	approving and monitoring compliance with BMO’s Code of Conduct; and
1.2	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.  Governance

2.1	providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;
2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5	evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;
2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7	overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

3.  Strategic Planning Process

3.1	overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;
3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3	reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
3.4	reviewing and approving all major initiatives, corporate decisions and transactions.

4.  Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4	reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;
4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;

Bank of Montreal Management Proxy Circular	44

4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.  Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2	approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;
5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4	overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.  Evaluation and Succession Planning

6.1	overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;
6.2	establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;
6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and
6.4	establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.   Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 31, 2016, and other than “routine indebtedness” (as such term is defined in securities legislation) and as set out below, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by current and former directors, director nominees, executive officers and employees of the Bank and its subsidiaries and their respective associates, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries.

We do not make personal loans to our directors and executive officers, as the United States Sarbanes-Oxley Act of 2002 defines these terms, except if the loans meet the requirements of this law. We are not required to disclose routine indebtedness as Canadian securities laws define it.

The following table presents the indebtedness of each individual who is, or was during the most recently completed fiscal year, a director or executive officer of the Bank, each proposed nominee for election as a director of the Bank, and each associate of any such person, except for routine indebtedness as defined in securities legislation and indebtedness that has been entirely repaid at the date of this circular.

45	Bank of Montreal Management Proxy Circular

Name and principal position	Involvement of Bank or Subsidiary	Largest amount outstanding during fiscal year ended October 31, 2015 ($)	Amount outstanding as at January 31, 2016 ($)	Financially assisted securities purchases during fiscal year ended October 31, 2015	Amount forgiven during fiscal year ended October 31, 2015 ($)
Cameron Fowler Group Head Canadian Personal & Commercial Banking	Bank of Montreal (lender)	$3,215,622.21	$3,132,575.18(a)	—	0
Surjit Rajpal Chief Risk Officer	BMO Harris Bank, N.A. (lender)	US$1,134,000.00	US$1,109,623.45(b)	—	0
Connie Stefankiewicz Chief Marketing Officer	Bank of Montreal (lender)	$1,598,038.50	$1,555,795.73(c)	—	0

(a)	Comprised of a mortgage loan of $1,973,807.71, secured by residence, with a five year term from October 2014, and bearing interest at a fixed rate of 2.89%; a mortgage loan of $1,158,767.47 secured by property, with a five year term from January 2013, and bearing interest at a fixed rate of 2.99%.
(b)	Mortgage loan of US$1,134,000.00 secured by residence, with fifteen year term from July 2015, and bearing interest at a fixed rate of 3.375%.
(c)	Mortgage loan of $1,555,795.73, secured by residence, with a five year term from June 2014, and bearing interest at a fixed rate or 2.97%.

Total Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2016 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes “routine indebtedness” as such term is defined in securities legislation.

Purpose	To us or our subsidiaries ($)
Other	$42,240,742

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, directors’ and officers’ liability insurance for the Bank and its subsidiaries. The insurance covers individual directors and officers in circumstances where the Bank does not, or is not permitted, to indemnify its directors and officers for their acts and omissions. This policy has a limit of $300,000,000 per policy year, no deductible and the annual premium is approximately $1.34 million.

Normal Course Issuer Bid

On January 28, 2016, we announced a new normal course issuer bid, commencing on February 1, 2016, and ending on January 31, 2017, under which we may repurchase for cancellation up to 15 million Shares, representing approximately 2.3% of the “public float” (as defined by the TSX) of our Shares. Shareholders may obtain a copy of the notice filed with the TSX, without charge, by contacting us at:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario

Canada M5X 1A1

Telephone:	416-867-6785
Fax:	416-867-6793
Email:	corp.secretary@bmo.com

Bank of Montreal Management Proxy Circular	46

Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec, H2X 1X3 submitted the following proposal. An English translation and MÉDAC’s supporting comments, in italics, are set out in full below.

Proposal No. 1

Streamlining Financial Reporting

It is proposed that the Board adopt an action plan to streamline financial statements and make them more accessible or establish a committee with small shareholders in order to streamline financial statements and make them more accessible.

For nearly 20 years now, MÉDAC has been reading numerous financial statements and annual reports. Throughout the years, we have observed an information overload and noted that financial information has become a tedious exercise of compliance that is losing relevance for shareholders. In short, annual reports are increasingly voluminous and, more often than not, confusing rather than informative for readers.

It is imperative that the Bank ponder such issue and commit over a certain period of time to revising its financial reporting in order to streamline it and make it more accessible. By way of example, the MÉDAC Worksheet presents, on a two-sided 8.5” x 11” page, the highlights of an organization’s extra-financial and financial performance for the previous financial year.

From a financial point of view, such worksheets shall contain information allowing less sophisticated investors to assess the ability of a business to generate sustained profits as well as the level of financial security it may procure based upon its debt ratio, market capitalization and credit rating with rating agencies. From an extra-financial point of view, they provide an overview of improvements made by management to certain aspects of its corporate governance, including the roles and composition of the board of directors, the senior executives’ compensation, the pay gaps between employees and managers, the presence of women on the board of directors, etc.

We offer our collaboration to participate in your streamlining committee and are making representations to the regulatory authorities and the Canadian Bankers Association to make this project a reality.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE OUR CURRENT REPORTING FULLY COMPLIES WITH THE DISCLOSURE REQUIREMENTS THAT APPLY TO US, INCLUDES A NUMBER OF USEFUL SUMMARIES FOR SHAREHOLDERS AND HAS BEEN RECOGNIZED FOR EXCELLENCE IN FINANCIAL REPORTING.

The Bank complies fully with our continuous disclosure requirements, including financial disclosure obligations. In addition, there are a number of tools we give our shareholders to make our financial reporting more accessible and usable:

•	Each quarter, we issue a press release which summarizes important aspects of our report to shareholders for the applicable quarter and fiscal year.
•	Each quarter, we publish Investor Presentations on our website (www.bmo.com) that render our results more accessible to shareholders.
•	During this past year, we simplified the Investor Relations section of our website to make it more intuitive and easier to use.
•	We publish quarterly Corporate Fact Sheets on our website, with summary information for shareholders.
•

Shareholders can listen to our quarterly analysts’ calls for more information about our results and operations. They can also access on our website Investor Presentations that contain summaries of our results.

•	BMO’s 2015 Annual Report includes:
•	Financial Snapshot on page 2
•	Financial Performance and Condition at a Glance on pages 24 and 25

47	Bank of Montreal Management Proxy Circular

•	2015 Financial Performance Review and Supplemental Information sections
•	Numerous graphs and charts that summarize important information for shareholders.
•	The Bank’s quarterly shareholder reports contain similar summaries of our results of operations.
•

Our annual management proxy circular discloses information on the Bank’s governance practices (including the roles and composition of the Board and its committees), senior executives’ compensation, and the presence of women on the Board and in senior management positions. Our Statement of Corporate Governance Practices found therein begins with a corporate governance snapshot, and each section within it includes a brief summary.

It is also worth noting that Bank of Montreal won the 2015 Award of Excellence in Corporate Reporting for the financial services industry, awarded by the Chartered Professional Accountants of Canada (CPA Canada). Each year, CPA Canada assesses TSX-listed companies across multiple industry sectors, based on their financial reporting, corporate governance disclosure, electronic disclosure and sustainable development reporting. These awards are the most prestigious of their kind, and their intent is to raise the bar in corporate reporting best practices.

At BMO, we pride ourselves on being a responsibly-managed bank and holding ourselves accountable to all of our stakeholders. This means maintaining high standards of governance and transparency when we communicate with colleagues, customers, communities, and shareholders. Telling our financial story clearly, thoroughly, and transparently is important to us, and it’s how we build trust with our stakeholders. That is why we continue to have discussions internally and with applicable external regulators on how to make the Bank’s financial and other disclosures even more stakeholder friendly.

For these reasons, the Board recommends voting against this proposal.

Bank of Montreal Management Proxy Circular	48

Withdrawn Shareholder Proposals

The following three proposals submitted by MÉDAC were withdrawn. MÉDAC requested that the text of each one and the Bank’s response be included in this circular.

Proposal No. 2

MÉDAC WITHDREW THIS PROPOSAL. NO VOTE IS REQUIRED.

Customer Service

It is proposed that the Board file a report on measures taken over the last year to increase customer satisfaction in the short to medium term.

According to a report released on July 31, 2015 by J.D. Power1, one of the most well-known consumer products and services valuation firms, the pursuit of short term profits by Canadian banks has a detrimental effect on customer satisfaction, as evidenced by a significant increase of the average wait time in branch offices and rising miscellaneous fees.

Such performance is of great concern for shareholders since it can have serious effects on the Bank’s performance in the medium to long term. According to an Accenture2 study, 27% of all Canadian banking customers who would consider changing their bank would opt for a digital bank, i.e. a bank without branch offices. Another result of this study that raises some concerns is that younger customers of North American banks would be open to receiving banking services from technology businesses such as Google, Amazon or Apple. According to an Accenture Canada representative:

[Translation] “The rules are changing for banking services in Canada and the United States, and tomorrow’s customers have a different view of what a bank should be. The expectations of these new consumers will have a disruptive impact on banks if the number of banks without branch offices increases and they do not adapt quickly.”

Therefore, we are making this proposal in order to obtain more information on the Bank’s strategy with regard to such new trends and on actions it intends to take in the near term to better meet its customers’ expectations.

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

Customer experience and satisfaction is at the centre of both the Bank’s vision and its long-term strategy. Our vision statement is “To be the bank that defines great customer experience”, and we take this very seriously. It is at the core of everything we do.

We have taken numerous measures to increase customer satisfaction, and considerable information is available to shareholders on our website (www.bmo.com) in this regard. For examples, see some of our many related news releases or BMO’s 2015 Annual Report, particularly pages 5-7 and 11-16.

Contrary to the proposal’s assertion, the Bank does not pursue short-term profits at the expense of our medium- and long-term goals, which include achieving industry-leading customer loyalty by delivering on our brand promise.

In addition, the Board and management have discussed and approved strategies to deal with the numerous changes facing the banking industry from digital evolution and new types of competition, including changing the expectations of customers. These are some of the ways we are making customer interactions more flexible:

[1]	Survey of 14,000 individual customers of Canadian banks in Canada.
http://affaires.lapresse.ca/economie/services-financiers/201507/31/01-4889437-plus-dinsatisfaction-envers-les-banques-canadiennes.php [available in French only]
[2]	http://www.conseiller.ca/nouvelles/services-bancaires-que-veut-la-generation-y-47955 [available in French only]

49	Bank of Montreal Management Proxy Circular

Personal Banking – in 2015

•

Building on the success of our new Mobile app, BMO launched the first integrated iPad app that allows customers to access both their Banking and Self Direct Investing. Customers also have access to Personal Financial Management tools such as Spending Analysis, Budgeting and Savings Goals.

•

We launched Touch ID for iPhones, adding a seamless, secure way for customers to log into BMO’s iPhone app quickly using a fingerprint. BMO was the first major bank to launch this new feature and it has been extremely well received.

•	With the launch of cross-border transfers, customers can now transfer funds from their BMO account to their BMO Harris Bank account through Online Banking.
•

BMO Harris Bank launched an innovative Mobile Cash solution, allowing customers to withdraw cash from an ATM using their smartphones in lieu of an ATM card. Mobile Cash is the largest “cardless” ATM network in the U.S. and won BMO Harris the “2015 Most Innovative Financial Institution” award from Mobile Payments Today and ATM Marketplace.

•

BMO has launched a number of initiatives in the past year to transform branches including an increase in customers migrating to preferred channels of choice and creating capacity for front line staff to effectively engage with customers through the elimination of non-value added processes.

Commercial Banking – in 2015

•

BMO Biz Basic plan was launched in June to meet the needs of Small Business and Commercial customers with low transaction volumes. This account is available to new customers, and as a replacement account for current customers with low-volume accounts.

•

Commercial customers are now able to deposit cheques right from their office with BMO Deposit Edge®, which uses a desktop scanner and single sign-on through Online Banking for Business. BMO DepositEdge® allows business customers to securely sign in, scan, and deposit cheques directly to their account.

•

The Interac e-Transfer service for person-to-person transfers is now available for business customers too. It allows Online, Mobile, or Tablet Banking customers to send and receive Canadian funds instantly and securely to anyone with an email address and a Canadian bank account.

Bank of Montreal Management Proxy Circular	50

Proposal No. 3

MÉDAC WITHDREW THIS PROPOSAL. NO VOTE IS REQUIRED.

Term of Office

It is proposed that the Board of Directors (the “Board”) adopt a renewal policy for its directors by limiting the term of office of an independent director to 15 years.

Currently, two directors have been sitting on the Board of Bank of Montreal for 15 years or more, i.e. Mr. Philip S. Orsino and Mr. J. Robert Prichard.

Last year, the AMF and other Canadian regulators invited Canadian businesses to consider renewing their board in a more sustained way in order to make room for new talents, including women. In countries such as France, England and Australia, the issue of limiting the term of office is raised in the context of directors’ independence. Indeed, it may be argued that after a certain period of time, directors can no longer have the necessary hindsight to create added value in the decision-making process. Routine sets in and it becomes difficult to see the business in a different way than through traditional development paradigms. Although there should be a balance between experienced and newly-appointed directors, it is essential to bring new blood, including recruiting female and younger directors.

According to a recent study entitled Zombie Boards: Board Tenure and Firm Performance, a director’s contribution hits a plateau after 12 years on a board. Such lesser contribution after a certain period of time is reflected, among other things, in the decisions concerning mergers and acquisitions, business strategies, innovation, financial accountability and compensation.

Like all Québec and Canadian businesses, the Bank of Montreal must evolve in increasingly complex economic, technological and political contexts. We acknowledge that new directors must go through a familiarization period; however, it is in the interest of businesses to periodically renew their board of directors by seeking people who not only bring new skills, but can also analyze the business challenges with a new perspective.

Finally, we advocate for imposing term limits rather than age limits since we consider the latter as being discriminatory toward seniors.

Affected Directors

Philip S. Orsino*	Age 60, director for 17 years (since 1999)
J. Robert Prichard*	Age 67, director for 16 years (since 2000)

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

Bank of Montreal has had a policy on director term limits since January 2010. It is described more fully on pages 38 and 39 of this circular. As noted on page 38, the current independent directors average seven years of service as at the date of this circular, with four of the 11 independent directors being in their early/mid 50s and four in their late 50s/early 60s. In addition, our Board takes gender diversity very seriously, having adopted a Board Diversity Policy in 2012 which includes the goal that each gender comprise at least one-third of the independent directors, and the Governance and Nominating Committee considers this when undertaking the process of recruiting new Board members.

We believe that our current Board renewal program has worked well and will continue to serve the Bank going forward.

51	Bank of Montreal Management Proxy Circular

Proposal No. 4

MÉDAC WITHDREW THIS PROPOSAL. NO VOTE IS REQUIRED.

Paying One’s Fair Share of Taxes

It is proposed that the Bank take part, like all other Québec citizens, in the effort to optimize Québec’s public finances.

In his most recent economic update, the Québec Finance Minister, Carlos Leitão, announced an increase, effective as of December 3, 2014 until March 31, 2017, in the temporary contribution for salaries and wages paid by financial institutions. Such temporary payroll tax would increase from 2.8% to 4.48%. Following such announcement, it was reported in the media that the Canadian Bankers Association (CBA)1 was working behind the scenes to get the Québec government to step back on this issue.

In such circumstances where everyone has to shoulder the load, one can question such reaction, especially given that the seven largest Canadian banks earned profits in the order of $33.4 billion over the last financial year.

THE BOARD OF DIRECTORS’ POSITION ON THE PROPOSAL IS SET OUT BELOW.

The Bank complies fully with applicable Canadian (including Quebec) tax laws, and will continue to do so. For fiscal 2015, we paid $80.1 million in income taxes to the government of Quebec, which represented 12% of its total Canadian tax payments for fiscal 2015. This figure includes the government’s surtax on bank wages, which amounted to $17.5 million.

The Canadian Bankers Association (CBA) wrote a letter on December 5, 2014 to the Honourable Carlos Leitao, M.N.A., Quebec’s Minister of Finance, responding to his 2014 economic and fiscal update. That letter encouraged the Minister to eliminate the surtax on bank wages (both the temporary increase and the original temporary surtax) within the target period identified by the Minister, saying:

We support Quebec’s efforts to strengthen its fiscal position by returning to balanced budgets, and understand the importance of ensuring that all elements of Quebec society contribute to this goal. At the same time, the CBA believes that a key part of any government’s efforts to restore fiscal balance is maintaining a competitive tax framework to stimulate economic growth. Competitive taxes improve the standard of living for all Quebecers by helping to attract and retain quality jobs and investment, and thereby sustain important government programs. We also believe that corporate taxes should be neutral in their reach and not target one sector of the economy over another.

We support the CBA’s submission but will, of course, comply with any tax laws that apply to us.

[1]	http:/ici.radio-canada.ca/nouvelles/economie/2014/12/16/004-banque-surtaxe-quebec-equilibre-budgetaire-lobbyisme.shtml [available in French only]

Bank of Montreal Management Proxy Circular	52

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53	Bank of Montreal Management Proxy Circular

Message from the Chair of the Human Resources Committee

Bank of Montreal’s vision is to be the bank that defines great customer experience, and its five strategic priorities provide direction on how to achieve that vision and create superior shareholder value.

We believe that BMO’s success in achieving that vision depends on the strength and performance of its people. It’s our job as the Human Resources Committee to make sure the Bank has strong leadership – and to link their compensation directly to achieving the Bank’s goals.

To achieve its strategic priorities, the Bank establishes an annual business plan keeping in mind its medium-term financial targets as well as environmental and company specific-factors relevant to the particular year. It then creates annual performance goals with a range of incentive pool outcomes above and below the goals – you can read about this on page 66. In keeping with our philosophy of setting a high bar, the annual performance goals are challenging. This year, in fact, some of the goals that we set were more challenging than the reported performance of our Canadian peers for the year.

BMO performed well in 2015, achieving record performance at the total bank level and in Personal and Commercial Banking and Wealth Management. Specifically, adjusted EPS was $7.00, up 6% from last year, adjusted net revenue growth was 8% and contributed to growth in adjusted net income of 5%, and our one and three-year total shareholder return were above our Canadian peer group average. These achievements were made despite the fact that real GDP growth in both Canada and the U.S. was significantly lower than expected at the time the goals were set, offset in part by a strong U.S. dollar. In addition, interest rates in the U.S. did not rise as anticipated and actually declined in Canada which negatively impacted financial results relative to goals.

Importantly, the Bank made good progress on all of its strategic priorities. It developed further capabilities in digital banking, re-engineered its technology infrastructure, improved its cost structure to deliver greater efficiencies and acquired the Transportation Finance business of General Electric Capital Corporation, building on BMO’s position as a market leader in commercial banking. In addition, Mr. Downe and the Board made tremendous progress in developing the next generation of organizational leaders and increased the overall representation of females on our leadership team. Employee engagement scores were higher than the average of North American and global financial institutions, as measured in 16 categories including innovation, employee voice, inclusion and confidence in senior leadership.

We’re very pleased with these results and BMO’s progress under Mr. Downe’s leadership. He is the most experienced CEO among the Canadian banks and his continued guidance ensures the Bank is well positioned for growth and success in the years to come.

The net result for the year is that Bank and operating group performance were slightly below our challenging annual performance goals, so we set funding of the incentive pools slightly below target. Mr. Downe’s salary is paid in U.S. dollars, reflecting his prior tenure of U.S. employment with the Bank. To adjust for the impact of the strong U.S. dollar on his base salary, we made a reduction to his variable cash compensation, bringing his total direct compensation to $10.155 million or 96.7% of his total target compensation. You can read more about pool funding on page 80 and Mr. Downe’s compensation on page 82.

The Committee believes that compensation is effectively aligned with performance, shareholder interests and our peers. This has been confirmed year over year by good feedback from you, our shareholders.

Sincerely,

Ron Farmer

Chair

Bank of Montreal Management Proxy Circular	54

Compensation Discussion and Analysis

2015 OVERVIEW

BMO posted a strong finish to 2015, delivering record results and performance that was competitive against its peers.

2015 results (a)

Reported net income: $4.4 billion (up 2%)

Adjusted net income: $4.7 billion (up 5%)

Reported earnings per share: $6.57 (up 2%)

Adjusted earnings per share: $7.00 (up 6%)

Reported and adjusted revenue, net of CCPB (b): $18.1 billion (up 8%)

Reported return on equity: 12.5% (down 150 basis points)

Adjusted return on equity: 13.3% (down 110 basis points)

3-year TSR (c): 13.5% annualized

1-year TSR (c): -3.0%

(a)	Adjusted results are non-GAAP and are discussed in the non-GAAP Measures section on page 33 of BMO’s 2015 Annual Report.
(b)	Effective the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in non-interest revenue.
(c)	The average annual total shareholder return (“TSR”) is calculated using the closing share price on October 31, 2015 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

In 2015, BMO’s adjusted net income was $4,681 million, up $228 million or 5%. Adjusted EPS was $7.00, up $0.41 or 6% from record results in 2014. The Bank’s five-year average annual adjusted EPS growth rate was 8%, in line with the medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%.

The Bank continued to drive top-tier total shareholder return. Both its one-year and three-year TSR were above the average for the Canadian peer group and the overall market return in Canada.

In the past five years BMO has doubled its U.S. footprint, introduced award-winning customer technology and become a top 50 global asset manager, while refreshing the BMO brand to build on the value of trust and relationships to enhance customer loyalty.

There was stronger growth relative to Canadian bank peers in both adjusted net revenue and pre-provision, pre-tax profit, which is a reflection of good core operating performance. Adjusted net income was affected by lower credit recoveries and a higher effective tax rate relative to 2014.

Canadian P&C Banking, U.S. P&C Banking and Wealth Management all had record years in 2015. Canadian P&C earnings were $2.1 billion, up 4% from a year ago. U.S. P&C adjusted net income of $880 million was up 25% from a year ago in Canadian dollars, and was up 9% in U.S. dollars. Wealth Management’s adjusted net income was $955 million, up 13% from a year ago, reflecting good organic growth and the first full year of benefit from the acquisition of F&C Asset Management plc, which has been rebranded as part of BMO Global Asset Management. BMO Capital Markets’ adjusted net income was just over $1 billion, down a little from last year in part due to a prudent approach the Bank took to risk in the second half of the year characterized by meaningful shifts in volatility.

BMO ended the year with a strong capital position, providing flexibility to balance growth opportunities with returning capital to shareholders to maximize long-term value. Increased capital expectations for banks internationally have resulted in increased levels of common shareholders’ equity over the last several years, which, all else being equal, negatively impacts return on equity. The Bank’s adjusted ROE was 13.3% in 2015 compared to 14.4% in 2014, and its adjusted return on tangible common equity was 16.4% compared to 17.4%. The majority of the decline reflected the impact of the stronger U.S. dollar, which increased shareholder equity.

55	Bank of Montreal Management Proxy Circular

The Bank’s strategic priorities have proven to
be robust, providing consistent direction in
the midst of evolving expectations,
increasingly intense competitive activity and
continued market uncertainty. In managing
operations and risk, BMO recognizes that
current profitability and the ability to meet
its objectives in a single period must be
balanced with the need to invest in the
Bank’s businesses for their future long-term
health and growth prospects. The Bank has
made good progress on its enterprise
strategic priorities, including developing
further capabilities in digital banking,	BMO’s 2015 five strategic priorities
	1.	Achieve industry-leading customer loyalty by delivering on our brand promise.
	2.	Enhance productivity to drive performance and shareholder value.
	3.	Leverage our consolidated North American platform to deliver quality earnings growth.
	4.	Expand strategically in select global markets to create future growth.
	5.	Ensure our strength in risk management underpins everything we do for our customers.

re-engineering its technology infrastructure, optimizing its cost structure to deliver greater efficiencies, and acquiring the Transportation Finance business of General Electric Capital Corporation, building on BMO’s position as a market leader in commercial banking.

The Bank’s good results are a reflection of its well-executed growth strategy, the benefits of a diversified business mix and successful execution against the strategic priorities. BMO continues to focus on improving efficiency and generating positive operating leverage, by driving revenue growth through a strong customer focus and maintaining disciplined cost management.

2015 performance and awards

Compensation at BMO is primarily determined by actual performance against financial goals that are directly linked to the Bank’s strategic priorities.

BMO’s medium-term financial targets establish a range of expected performance over time. The Bank establishes an annual business plan keeping these targets in mind, as well as environmental and company specific-factors relevant to the particular year. It then creates annual performance goals with a range of incentive pool outcomes above and below the goals.

Pool funding for the year is calculated as actual performance above or below these goals, and is expressed as a percentage of target.

BMO believes that setting a high bar motivates the organization to deliver strong performance and as a result it establishes annual performance goals that are challenging. Executives earn more in years where results are above the goals and less when they are below – you can read more about this on page 66.

The Bank performed well this year despite performance being slightly below our challenging goals. Funding of the incentive pools was therefore below target consistent with the formulas established at the beginning of the year, reflecting the actual performance of the business.

The Human Resources Committee of the Board (the “Committee”) also reviewed performance compared to our peers, as well as a number of secondary considerations for the total bank and for each of the operating groups, but did not adjust the calculated performance factors or the overall incentive pool funding for executives.

Turn to page 80 for a detailed discussion of results against targets and the effect this had on decisions about 2015 executive compensation. Decisions about each of the Named Executive Officers start on page 82.

The Committee assessed Mr. Downe’s performance this year and is pleased with the Bank’s results and the progress it made under his leadership. Mr. Downe is the most experienced CEO among the Canadian banks, and this year he continued to make great progress in achieving the Bank’s strategic priorities, and in working with the Human Resources Committee and the Board to develop the next generation of organizational leadership. Under his leadership, the Bank is well positioned for growth and success in the years to come.

Bank of Montreal Management Proxy Circular	56

Based on the Bank’s results this year, Mr. Downe’s 2015 total direct compensation was calculated at slightly below target. Mr. Downe’s salary is paid in U.S. dollars, reflecting his prior tenure of U.S. employment with the Bank. To adjust for the impact of the strong U.S. dollar on his base salary, we made a reduction to his variable cash compensation, bringing his total direct compensation to $10.155 million or 96.7% of his total target compensation. You can read more about Mr. Downe’s compensation on page 82.

Linking pay to performance

2015 CEO compensation continued to align pay with shareholder interests. To demonstrate this, the Bank carried out a study again this year to analyze historical one-year, three-year and five-year TSR for the five largest Canadian banks. The study, which was reviewed by the Bank’s independent advisor, confirmed that the CEO’s compensation continues to be appropriately aligned with the performance of the overall Bank.

The chart below shows five-year CEO realizable pay relative to five-year TSR. The chart is for 2010 to 2014 only, because 2015 peer compensation data was not available at the time of the analysis.

BMO’s five-year TSR was above average and ranked third among the five largest Canadian banks, and the CEO’s realizable pay over the same period ranked fifth. Similar to last year, the Bank’s independent advisor noted that Mr. Downe’s realizable pay was below that of the other CEOs as historically his relative target pay was lower than the median of BMO’s peer group. Given BMO’s strong TSR, the gap in realizable pay between BMO and its peers continues to get smaller.

Company	Annualized TSR	Annualized realizable pay (a)
Bank of Montreal	15.5%	$12.4 million
Peer A	12.1%	$16.0 million
Peer B	16.7%	$15.5 million
Peer C	15.9%	$12.5 million
Peer D	13.1%	$13.7 million

(a)	Annualized realizable pay is one-fifth of total realizable pay over the five-year period. Realizable pay is aggregate base salary plus the annual incentive actually earned over the five-year period and, for equity granted during the five-year period, the value on settlement of the award plus, for awards which had not settled, the value of restricted share units and granted deferred share units with no dividend accumulation, the value of voluntarily deferred share units at their original grant value, the value of in-the-money stock options, and estimated value of payouts of performance share units assuming target payouts. Since realizable pay looks at the actual or estimated value of compensation after it is awarded, it is an appropriate method for assessing the impact of performance on our compensation decisions. Realizable pay is calculated before deducting compensation the CEO returned to the Bank.

Sound structure and approach

The Human Resources Committee is satisfied that executive compensation at BMO has the critical elements for a sound structure and approach.

BMO’s compensation programs are aligned with the Financial Stability Board’s Principles for Sound Compensation Practices, with the requirements of OSFI, the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies, and with the regulatory requirements of each of the jurisdictions in which the Bank operates.

Every year, the Committee also uses a disciplined approach in evaluating the incentive plan designs and compensation decision-making processes in BMO’s executive compensation program. This ensures that compensation is competitively aligned with BMO’s peers, a strong link between performance and compensation, and that BMO’s executive compensation program supports a culture of prudent risk-taking.

Turn to page 59 for more about the Committee, its experience and its approach to managing risk. You can read about the Bank’s approach to executive compensation starting on page 63.

57	Bank of Montreal Management Proxy Circular

A GUIDE TO THIS YEAR’S CD&A

Use this guide to read more about executive compensation at BMO and the key compensation and governance practices BMO uses to effectively link Bank results, compensation for executives and financial returns to shareholders, without encouraging excessive risk or inappropriate risk-taking.

Compensation Governance and Oversight	59	Effective structure and oversight and a disciplined process ensure proper governance and sound decision-making
Qualified directors	59
Supporting a culture of prudent risk-taking	60
Effective oversight	60
About the two management oversight committees	61
About the independent compensation advisor	61
Sound policies and practices	62
Independent advice	62

BMO’s Approach to Executive Compensation	63	Executive compensation is aligned to the Bank’s strategy and four core principles
Four compensation principles	63

PRINCIPLE: Attract and retain executive talent	64	Compensation helps attract and retain talented people and motivates them to excel to achieve objectives
Compensation and peers	64

PRINCIPLE: Link compensation to Bank performance	66	Executive compensation design and implementation must align with BMO’s strategy and link to both Bank and operating group performance
About the short-term incentive	66
About the mid and long-term incentives	69
Annual decision-making process	73

PRINCIPLE: Encourage a long-term view to increase shareholder value	74	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements
Emphasis on deferred compensation	74
Equity ownership requirements	75

PRINCIPLE: Align with prudent risk-taking	76	Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital A significant portion of each executive’s compensation is deferred
Plan design	76
Oversight	77
Stress testing	77
Independence of control functions	77
Policies and other mechanisms	77

2015 Results and Compensation	79	Read about how BMO pays for performance and its share performance over time
2015 results	79
Generating shareholder value	81
2015 Compensation for the Named Executive Officers	82
Executive Compensation Tables	93	Find more details about executive compensation at BMO.

Additional Disclosure	103	Find information about compensation of employees that can have a material Impact on the Bank’s risk disclosure

Bank of Montreal Management Proxy Circular	58

COMPENSATION GOVERNANCE AND OVERSIGHT

The Human Resources Committee establishes and oversees the Bank’s compensation plans.

Six independent directors sit on the Committee. The average Committee tenure is seven years. See pages 11 to 18 for the directors’ biographies.

All of the Committee members meet the New York Stock Exchange requirements for compensation committee independence, established in 2013.

Committee member since
Ronald H. Farmer (Committee chair since 2014)	2003
George A. Cope	2010
Christine Edwards (also a member 2011-2014)	2015
Lorraine Mitchelmore	2016
J. Robert S. Prichard (Chairman of the Board) (also a member 2000-2010)	2012
Don M. Wilson III	2009

Qualified directors

Committee members are required to have, or to acquire within a reasonable period of time after being appointed, a thorough understanding of issues relating to human resources and compensation so that the Committee has the expertise it needs to carry out its mandate.

Three of the members have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization. Three have experience serving on the compensation committees of other public companies.

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Committee every year to make sure it remains appropriate. The table below shows the experience of the current members.

Number of Committee members with specific experience or expertise
Human resources experience Experience with benefit, pension and compensation programs (in particular, executive compensation)	6 of 6
Risk management experience Knowledge and experience with internal risk controls, risk assessments and reporting	5 of 6
Executive leadership experience Experience as a senior executive/officer of a public company or major organization	6 of 6

New for 2015

The Board made three changes to the Human Resources Committee this year:

•	Robert Astley ceased to be a member of the Committee upon his retirement from the Board on March 31, 2015.
•	Christine Edwards rejoined the Committee on September 1, 2015, replacing Dr. Martha Piper. Ms. Edwards served on the Committee from 2011 to 2014.
•	Lorraine Mitchelmore joined the Committee on January 1, 2016.

You can read more about these directors in their biographies starting on page 11.

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Supporting a culture of prudent risk-taking

One of BMO’s strategic priorities is to ensure its strength in risk management underpins everything it does for its customers. This philosophy also applies to the Bank’s executive compensation program, and the directors on the Human Resources Committee are chosen in part for their knowledge of risk management.

Three members of the Committee also sit on the Risk Review Committee. Mr. Wilson, who sits on both committees, is the chair of the Risk Review Committee and has significant experience in financial institution risk management.

Directors are also BMO shareholders

All of the Committee members exceed the Bank’s share ownership requirements for directors, except for Ms. Mitchelmore who joined the Board on March 31, 2015 (see pages 22 and 23).

You can read more about the directors in the profiles starting on page 11 and the Committee and its activities in 2015 starting on page 29.

You can read more about how the Bank’s compensation policies and practices support a culture of prudent risk-taking starting on page 76.

Effective oversight

The Committee has a formal process for overseeing BMO’s compensation policies and practices. It works with management and two oversight committees that are actively involved in reviewing compensation design and the annual compensation decision-making process, which includes assessing risk and other control function inputs.

The Committee also works with an outside compensation advisor every year to get an independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions. The Committee takes the information and recommendations the advisor provides into consideration, but also considers other factors, and is ultimately responsible for its own decisions.

Bank of Montreal Management Proxy Circular	60

About the two management oversight committees

Two management oversight committees are actively involved in reviewing compensation design and the annual compensation decision-making process, which includes assessing risk and other control function inputs.

Enterprise Compensation Oversight Committee

•	established in 2011
•

includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer and senior leaders from Human Resources, along with the Chief Auditor, Chief Anti-Money Laundering Officer and General Counsel as observers

•	met 8 times in 2015

U.S. Compensation Oversight Committee

•	established in 2012
•

includes the U.S. heads of Risk Management, Finance, Compliance and Human Resources, the Anti-Money Laundering Officer, the U.S. Country Head, U.S. General Counsel and BMO’s head of compensation and performance, along with the U.S. Chief Auditor as an observer

•	met 8 times in 2015

About the independent compensation advisor

Pay Governance LLC is an independent and unaffiliated executive compensation advisory firm that has been the Committee’s exclusive advisor on compensation issues since 2008. Pay Governance does not do any work for management.

In 2015, Pay Governance received US$244,808 for the following committee-related work:

•	updates on emerging executive compensation and global regulatory trends, best practices and senior executive compensation benchmarking
•

independent review and advice on the Bank’s material compensation plans, including the executive and BMO Capital Markets’ plans, CEO compensation and the CEO’s compensation recommendations for the Senior Executives

•	review of the management proxy circular
•	regular participation in Human Resources Committee meetings, including time with individual members.

	Billed in 2015	Billed in 2014
Executive compensation-related fees	US$244,808	US$276,208
All other fees	$0	$0

Testing for independence

The Committee carries out the following to make sure the compensation advisor is independent:

•	reviews the advisor’s independence every year
•	sets the advisor’s mandate and fees
•	requires the advisor to get written approval from the Committee chair if, from time to time, the advisor is called upon to provide services to management
•	does not approve work that, in the Committee’s view, could compromise the advisor’s independence
•	discloses in the management proxy circular all work done by, and fees paid to, the advisor.

The Committee also reviews the advisor’s independence against the U.S. Securities and Exchange Commission’s six requirements for independence. It confirmed in 2015 that the advisor:

•	does not provide other services to BMO
•	has effective policies and procedures to prevent conflicts of interest
•	has no business or personal relationships with a Committee member
•	has no business or personal relationships with an executive officer of BMO
•	does not own BMO shares
•	bills fees to BMO that are within an acceptable range of, and make up only a small percentage of, its total revenues.

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Sound policies and practices

The Committee is satisfied that:

•	BMO’s compensation policies and practices do not encourage any executive or employee to take inappropriate or excessive risks
•	no risks have been identified in the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank.

BMO’s compensation policies and practices are fully aligned with the practices, standards and guidelines required by regulators and industry best practices:

•	Principles for Sound Compensation Practices, issued by the Financial Stability Board (“FSB Principles”)
•	OSFI’s practices, standards and guidelines
•	the U.S. Federal Reserve’s Guidance on Sound Incentive Compensation Policies (“FRB Guidance”)
•	international guidelines for financial institution compensation policies and practices in the jurisdictions we work in, including China, Hong Kong, Ireland and the United Kingdom.

Independent advice

Each year an independent third party also carries out a review of the Bank’s material compensation plans to ensure the soundness of BMO’s compensation policies and decision-making processes.

Global Governance Advisors (“GGA”) carried out a review in 2015 and reported that BMO continues to be a leader in compliance with FSB Principles, OSFI requirements and FRB Guidance. GGA’s review included:

•	assessing compensation design
•	assessing plan changes against the FSB Principles and FRB Guidance
•	performing stress testing and back testing, payout curve analysis, extensive scenario analysis, and volatility analysis of the Bank’s corporate and business unit results.

The Committee’s oversight process, which includes management and two oversight committees and independent advice from third parties, ensures proper and effective oversight.

Bank of Montreal Management Proxy Circular	62

BMO’S APPROACH TO EXECUTIVE COMPENSATION

The Board believes that the Bank’s success in achieving its goals depends on the strength and performance of its people, and the Board believes that executive compensation programs are important tools in driving the Bank’s success and growing shareholder value.

The Committee has structured the program to support BMO’s vision and strategic priorities, and give executives a significant personal financial stake in the long-term growth of the organization. Bank results, compensation for executives, and financial returns to shareholders are all strongly connected in a way that does not encourage or reward inappropriate risk-taking.

See page 56 for BMO’s 2015 strategic priorities.

Executive compensation at BMO has four core principles

The Committee has structured BMO’s compensation program and policies to support its vision and strategic priorities, and to give executives a significant personal stake in the long-term growth and health of the organization.

Executives earn more when results are above our performance goals and less when they are below. This is accomplished by aligning executive awards to performance against Bank, operating group and individual performance objectives that support the achievement of our vision and strategic priorities.

The Committee also considers other financial and non-financial factors, including performance against the Bank’s peers, the quality of its earnings and other factors (for more information about these factors see pages 68 and 72) to validate that the rewards earned align with the principles of sound governance and prudent risk management.

The Bank’s results, compensation for executives, and financial returns to shareholders are all strongly connected in a way that does not encourage or reward inappropriate risk-taking.

Attract and retain executive talent	Link compensation to Bank performance	Encourage a long-term view to increase shareholder value	Align with prudent risk-taking
Compensation helps attract and retain talented people and motivates them to excel to achieve objectives	Executive compensa- tion design and implementation must align with BMO’s strategy and link to both Bank and operating group performance	A significant portion of variable pay for each executive is equity-based Each executive must meet share ownership requirements	Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital A significant portion of each executive’s compensation is deferred

63	Bank of Montreal Management Proxy Circular

PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel to achieve objectives

BMO’s executive compensation program is designed to be competitive with the market so it can attract and retain the top talent needed to achieve the Bank’s strategy, and includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION
FIXED	VARIABLE
Base salary	Short-term incentive	Mid-term incentive	Long-term incentive
Base level of pay for carrying out day-to-day responsibilities related to their position. It is paid as a fixed amount of cash.	Performance-based annual cash bonus to drive achievement of specific one-year business priorities and individual objectives.	Performance-based deferred incentive to focus performance over the medium term. Granted as restricted share units or performance share units.	Performance-based deferred incentive to motivate Senior Executives to create sustainable shareholder value over the long-term. Granted as stock options or deferred share units.

BMO offers all employees market competitive benefits and pension, Employee Share Ownership Programs (Canada) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities and the role they play as ambassadors of the Bank.

Compensation and peers

The Committee assesses the competitiveness of its compensation program by comparing it to two groups: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of 10 regional mid-sized banks for U.S.-based executives. It also uses general industry surveys for non-industry specific roles to benchmark competitive pay more broadly.

For the CEO, the Committee primarily reviews the Canadian bank competitors and as secondary information considers Canadian-based insurance companies. For added calibration and a broader scope, the Committee also looks at the compensation practices of companies listed on the TSX 60 with similar market capitalizations, selected U.S. financial firms of similar size and scope, and the ratio of CEO pay to other employees of the Bank and to the Canadian median family income, as well as other factors.

Peer companies
CEO	Primary peer group Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank

Reviewed for secondary consideration

National Bank of Canada

Manulife Financial

Sun Life Financial

Great-West Life Assurance Company

BB&T Corporation

Bank of New York Mellon

Fifth Third Bancorp

KeyCorp

The PNC Financial Service Group Inc.

Regions Financial

SunTrust Banks, Inc.

U.S. Bancorp

Bank of Montreal Management Proxy Circular	64

Peer companies
Canadian–based senior and other executives	Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada Great-West Life Assurance Company Manulife Financial Sun Life Financial
U.S.–based senior and other executives	BB&T Corporation Bank of New York Mellon Fifth Third Bancorp Huntington Bancshares Inc. KeyCorp M&T Financial The PNC Financial Service Group Inc. Regions Financial SunTrust Banks, Inc. U.S. Bancorp

When setting the level and mix of compensation for executive roles, the Committee reviews market data for comparable positions within the primary group, considering the relative performance and size of each institution, and the strategic importance of the role being reviewed. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and Senior Executives, and concluded that they were appropriate.

65	Bank of Montreal Management Proxy Circular

PRINCIPLE: Link compensation to Bank performance

Executive compensation design and implementation must align with BMO strategy and link to both Bank and operating group performance

Bank of Montreal’s vision is to be the bank that defines great customer experience. Its guiding principle is to drive top-tier TSR and to balance its commitments to financial performance, customer loyalty and employee engagement. The Bank’s five strategic priorities provide direction on how this should be accomplished.

A substantial portion of executive compensation is variable or “performance-based”. Executives earn more when results are above our performance goals and less when they are below. This is accomplished by directly linking short, mid and long-term incentive pool funding to performance measures that:

•	support business goals and reinforce the Bank’s vision and strategic priorities
•	provide challenging but achievable performance goals that can be accomplished within the Bank’s risk appetite and requirements on compliance and ethics.

BMO’s medium-term financial targets establish a range of expected performance over time, including delivering top-tier TSR. The Bank establishes an annual business plan keeping these targets in mind, as well as environmental and company specific-factors relevant to the particular year. It then creates annual performance goals with a range of incentive pool outcomes above and below the goals. In keeping with our philosophy of setting a high bar, the annual performance goals are challenging.

Pool funding for the year is then calculated as actual performance above or below the goals and is expressed as a percentage of target.

Individual performance objectives are used to cascade the Bank’s strategic objectives and goals and to link the executives’ annual incentive awards to:

•	quantitative objectives, such as revenue growth, efficiency, return on capital, profit growth and customer loyalty scores
•	qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to customers, teamwork, and innovation.

As part of its overall assessment of the link between pay and performance, the Committee also reviews other financial and non-financial considerations that contribute to the fulfillment of the Bank’s strategic objectives. See page 68 for more information about the secondary considerations reviewed.

About the short-term incentive

The short-term incentive is a performance-based annual bonus designed to drive performance for the year based on specific Bank and operating group measures aligned with the Bank’s strategic priorities and the executive’s individual objectives. It is paid in cash after the Bank’s fiscal year-end results are finalized, usually in December.

Who participates	Link to performance	Terms
All executives	The award is adjusted based on performance against total Bank and operating group measures that align with the Bank’s strategic priorities and individual performance

Awards cannot be higher than 150% of the executive’s short-term incentive target, and can be clawed back (see page 77).

Before the beginning of the fiscal year, participants may also decide to defer payment into DSUs. Deferrals are irreversible, vest when received but can only be redeemed when the executive leaves the Bank

Bank of Montreal Management Proxy Circular	66

How the short-term incentive is funded

Funding of the short-term incentive pool is based on BMO’s performance and is determined by a business performance factor that increases or decreases funding relative to target. It may also be adjusted based on a risk review and the Committee’s review of secondary considerations. The annual short-term incentive pool is calculated as outlined in the formula below and on page 68.

Target pool	Business performance factor	Incentive pool
The sum of all executive targets for the incentive plan	Based on absolute and relative performance of the Bank and operating groups All measures are directly tied to the Bank’s strategic priorities	The Committee may use discretion to make a final adjustment to the size of each pool

Business performance factor – 2015 weightings by role
	Bank performance measures	Operating group performance measures
CEO, COO, CFO and CRO	100%	–
Operating group executives	25%	75% – executive’s operating group measures
Corporate area executives	25%	75% – weighted average of all operating group measures

67	Bank of Montreal Management Proxy Circular

Risk review and secondary considerations	Final pool funding

The Chief Risk Officer looks at risk factors (including credit, market, liquidity and other important measures of risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations.

The Management Oversight Committees review material risk events throughout the year and recommend adjustments as they see fit.

The Committee can also adjust the pools up or down for other financial and non-financial considerations not explicitly included in the business performance factor

Funding of the pool can range from a minimum of 0% to a maximum of 150% of target.

The sum of the amounts awarded under each incentive plan cannot be higher than the total funding available in the approved incentive pool

Secondary considerations

The Committee has the discretion to adjust the pools based on other considerations:

Adjusted performance measures (a) relative to Canadian competitors

•    EPS growth

•    net income growth

•    ROE (regulatory basis)

•    provisions for credit losses as a percentage of loans and acceptances

•    revenue growth

•    expense growth

Other financial and non-financial measures

•    significant non-recurring items (not identified as adjusting items)

•    impact of acquisitions

•    ROE (economic capital basis)

•    impact of provision for credit losses versus expected losses

•    people leadership and employee engagement

•    future growth/earning quality metrics

•    audit/compliance results

(a)	Adjusted measures are non-GAAP and exclude the impact of certain items set out and discussed more fully on page 33 of the Bank’s Annual Report. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results which may facilitate analysis of trends, as well as comparisons with our competitors.

Bank of Montreal Management Proxy Circular	68

About the mid and long-term incentives

The mid and long-term incentives are performance-based forms of deferred compensation. They are equity-linked vehicles designed to motivate performance over the longer term. The Committee does not consider mid- and long-term incentive awards the executive currently holds when determining new grants.

Mid-term incentive

The mid-term incentive is designed to focus on performance over a three-year period. It is awarded as Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”).

PSU and RSU awards have performance granting conditions tied to business and individual performance. Payouts are tied to performance as well – PSU and RSU payouts are based on the price of BMO common shares at vesting. PSUs also include a performance vesting condition that adjusts the number of shares eligible to vest at payout from 80% to 120% based on BMO’s three-year average return on equity.

The Committee has the discretion to adjust the incentive pool funding for mid-term incentives, as well as the final number of shares vesting down to 0% based on its assessment of other financial and non-financial considerations (see page 72).

New in 2015

To reinforce the link between pay and performance, and to emphasize the importance of generating a strong return on equity, starting in 2015 the mid-term incentive awards for all Senior Executives are granted as PSUs. The CEO has received his mid-term incentive as PSUs since 2013.

Long-term incentive

The long-term incentive is intended to motivate Senior Executives to create sustained growth in share price over a ten-year period or longer. It is awarded as stock options or as Deferred Share Units (“DSUs”). Both are awarded based on performance granting conditions tied to business and individual performance, and paid out based on the share price of BMO common shares at exercise or redemption.

The Committee has the discretion to adjust the incentive pool funding for long-term incentives, as well as the final number of shares redeemed or options exercised, down to 0% based on its assessment of other financial and non-financial considerations (see page 72).

The use of stock options has been reduced over the past few years to align with the interests of our shareholders and wider market practices:

•	in 2013, stock options were reduced to 15% of total variable compensation for several senior roles.
•

in 2014, stock options were eliminated for Vice-Presidents and reduced to 10% of total variable compensation for Senior Vice-Presidents. The amount previously allocated to options was allocated to other forms of equity compensation based on executive level (see page 70).

69	Bank of Montreal Management Proxy Circular

	Performance share units performance-based award with performance-based vesting	Restricted share units performance-based award	Stock options performance-based award (see page 99 for more information about the plan)	Deferred share units performance-based award (does not include deferred share units received voluntarily under the short-term incentive plan)
Why it’s important	Focus on creating shareholder value over a three year period with performance based vesting	Focus on creating shareholder value over a three-year period	Focus on creating shareholder value over a ten-year term	Focus on creating shareholder value until retirement or departure from the Bank
Who participates	Senior Executives	Bank executives below the Senior Executive Level BMO Capital Markets executives participate in the BMO Capital Markets Variable Compensation Plan (see page 102)	Senior Vice-Presidents and above	Executive Vice-Presidents and above
Link to performance(a)

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value realized depends on BMO’s share price at the end of three years, and a performance vesting condition where the number of units that vest at the end of a three-year term varies from 80% to 120% of the initial number granted based on the Bank’s average adjusted return on equity (“ROE”)(b) compared to plan.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value of units realized depends on BMO’s share price when the units vest.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value of options realized depends on BMO’s share price when the options are exercised.

Performance granting conditions determined by absolute Bank and operating group measures, relative TSR for the three-year period, and individual performance.

The ultimate value of DSUs realized depends on BMO’s share price when the DSUs are redeemed.

Terms(c)

Vests at the end of a three-year term with payout values based on the 20-day volume weighted average closing share price of BMO shares on the TSX at vesting.

PSUs earn dividend equivalents, credited as additional units.

Vests over a three-year term with payout values based on the 20-day volume weighted average closing price of BMO shares on the TSX at vesting.

RSUs earn dividend equivalents, credited as additional units

Vests in equal tranches of 50% on the third and fourth anniversaries of their grant date and expire at the end of ten years.

Exercise price is the closing price of BMO shares on the day before the grant date. Options can only be exercised after vesting.

Payout values are based on the difference between the option’s exercise price and the market price of BMO shares on the day the option is exercised.

Vests at the end of a three-year term but redeemable for payout only when the executive’s employment with BMO ends.

Payout value is based on the closing price of BMO shares on the TSX at redemption.

DSUs earn dividend equivalents, credited as additional units.

(a)     Subject to the Committee’s discretion to adjust the incentive pool funding of equity awards, or the number of shares redeemed or options exercised, down to 0% based on its assessment of other financial and non-financial considerations.

(b)     Adjusted ROE is calculated as adjusted net income, less non-controlling interest in subsidiaries and preferred dividends, as a percentage of average common shareholders’ equity.

(c)      Awards can be forfeited or clawed back (see page 77).

Bank of Montreal Management Proxy Circular	70

How the mid and long-term incentives are funded

Funding of the mid and long-term incentive pools is based on absolute and relative performance and expressed as a business performance factor that increases or decreases funding relative to target. It may also be adjusted based on a risk review and the Committee’s review of secondary considerations.

Absolute performance is measured using the same performance measures used for the short-term incentive plan, which are all tied to the Bank’s strategic priorities. Relative performance is measured using three-year TSR versus Canadian peers. Deferring the payout and linking it to share price encourages executives to make effective risk management a key component in the decisions they make for our customers.

The annual mid and long-term incentive pools are calculated as outlined in the formula below and on page 72.

Target pool	Business performance factor	Incentive pool
The sum of all executive targets for the incentive plan	Based on absolute and relative performance of the Bank and operating groups All measures are directly tied to the Bank’s strategic priorities	The Committee may use discretion to make a final adjustment to the size of each pool

Business performance factor – 2015 weightings by role
	Absolute performance (50%)	Relative performance (50%)
CEO	Bank performance measures	Three-year TSR relative to the Canadian performance group: Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank National Bank of Canada
Senior executives	Bank performance measures
Operating group executives	executive’s operating group measures
Corporate area executives	weighted average of all operating group measures

71	Bank of Montreal Management Proxy Circular

Risk review and secondary considerations	Final pool funding

The Chief Risk Officer looks at risk factors (including credit, market, liquidity and other important measures of risk) during and at the end of the year, to make sure risk is appropriately reflected in the funding recommendations.

The Management Oversight Committees review material risk events throughout the year and recommend adjustments as they see fit.

The Committee can also adjust the pools up or down for other financial and non-financial considerations not explicitly included in the business performance factor

Funding of the pool can range from a minimum of 80% to a maximum of 120% of target; subject to Committee discretion to adjust down to 0%.

The sum of the amounts awarded under each incentive plan cannot be higher than the total funding available in the approved incentive pool

Secondary considerations

The Committee has the discretion to adjust the size of the pools based on other considerations:

Adjusted performance measures(a) relative to Canadian competitors

•    EPS growth

•    net income growth

•    ROE (regulatory basis)

•    provisions for credit losses as a percentage of loans and acceptances

•    revenue growth

•    expense growth

Other financial and non-financial measures

•    significant non-recurring items (not identified as adjusting items)

•    impact of acquisitions

•    ROE (economic capital basis)

•    impact of provision for credit losses versus expected losses

•    people leadership and employee engagement

•    future growth/earning quality metrics

•    audit/compliance results

(a)	Adjusted measures are non-GAAP and exclude the impact of certain items set out and discussed more fully on page 33 of the Bank’s Annual Report. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results which may facilitate analysis of trends, as well as comparisons with our competitors.

New for 2016: changes to the short, mid and long-term incentives

Changes are being made to further enhance the alignment of incentive pool funding with the Bank’s strategic priorities:

1.	Customer: a customer loyalty measure will be added to the Bank performance measures, and its weighting will be increased for the operating group performance measures.
2.	Efficiency: the efficiency ratio measure will be given a higher weighting for both the Bank and the operating groups to reinforce the importance of productivity throughout the Bank.

Bank of Montreal Management Proxy Circular	72

Annual decision-making process

Each year, the Committee uses a formal five-step process to ensure its compensation policies and decision-making processes are sound.

At the beginning of the year

Review corporate strategy

The Board reviews and approves the Bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group.

It works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and to give management feedback on alignment of the priorities.

Set performance targets for the incentive plans to ensure alignment to strategy

The CEO and management recommend the business performance measures, performance goals for each, and weightings that support the Bank’s overall priorities for each operating group and drive the incentive funding. These are reviewed by the management oversight committees and control functions before they are recommended to the Committee for approval.

Review incentive plan changes and set target compensation for executives

The Committee reviews changes to incentive plan design and approves the target compensation for the Senior Executives. It also approves individual performance objectives for the CEO, and recommends the CEO’s target compensation to the Board.

At the end of the year

Review and approve business performance factor outcomes and funding of incentive plans

Finance determines the business results and calculates the business performance factor for each incentive plan (see page 80).

Management and the management oversight committees work together to:

•  consider risk implications when assessing business results and the incentive pool calculations

•  recommend adjustments or holdbacks to reflect risk, compliance or other factors when necessary.

Management and the management oversight committees review and recommend the funding for each incentive plan to the CEO, who then presents his recommendations to the Committee for approval.

The control functions perform an annual review of business events that have exceeded pre-defined risk thresholds at both the U.S. and Enterprise levels, and may recommend adjustments to the incentive pools or to individual awards to the Committee.

The Committee also has the discretion to adjust the size of incentive pools or equity payouts based on its assessment of other financial and non-financial considerations not explicitly included in the business performance factor (see pages 68 and 72).

73	Bank of Montreal Management Proxy Circular

Assess individual performance and award incentive compensation to
Senior Executives

The Committee:

•  determines the executive’s individual incentive awards based on incentive formulas established at the beginning of the year
•  assesses CEO and Senior Executive compensation against business performance and performance against individual objectives, including any reportable control deficiencies in risk, compliance or audit within the Bank and operating groups
•  recommends the CEO’s compensation to the Board
•  approves individual awards for Senior Executives and awards for other employees that exceed a dollar threshold.

PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant amount of executive compensation is deferred. This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages executives to stay with the Bank and, as future payouts depend on their current decisions, serves to incent prudent risk-taking as well.

Emphasis on deferred compensation

Having a significant portion of executive pay as variable deferred compensation ties their compensation to longer-term performance.

Each compensation target mix reflects the executive’s ability to influence business results over the short-term (one year), mid-term (three years) and long-term (10 years or more). Executives can choose to receive some or all of their short-term incentive in deferred share units instead of cash, which increases their amount of deferred compensation.

The percentage of variable pay for the CEO, Senior Executives and Executive Vice-Presidents is significantly higher than other executive roles because of their direct involvement in strategic decision-making and stewardship of the Bank.

BMO compensation aligns with FSB Principles, which recommend that the Bank’s deferred compensation be:

•	at least 60% of total variable compensation for Senior Executives
•

40% to 60% of total variable compensation for each employee at the Senior Vice-President level and above, and for certain employees in BMO Capital Markets who may have a material impact on the risk of the Bank

Deferred compensation makes up 68% of the CEO’s target total compensation and 79% of his target total variable compensation, exceeding the FSB Principles.

Bank of Montreal Management Proxy Circular	74

Executives are required to have an equity stake

Executives are required to own equity in the Bank as outlined in the table below. They can count shares, performance share units, restricted share units or deferred share units towards meeting the requirements, and must meet them within three years of being appointed to their positions (five years for Vice-Presidents).

Share ownership is measured annually, either at market value at the time of assessment or the purchase value or grant date value (whichever is greater). The CEO and other NEOs currently exceed their requirements (see pages 84 to 92 for details).

The CEO and Senior Executives must continue to hold their shares after they leave the Bank, which mitigates risk and promotes strong governance practices.

The table below shows the target compensation mix for each executive level. Mid-term incentive awards are granted as PSUs for the CEO and, beginning in 2015, for all Senior Executives to reinforce the Bank’s pay for performance philosophy.

	As a percentage of target compensation							Shares they must own while employed with the Bank	Number of years they must hold after they leave the Bank
	Cash		Equity (deferred)
	Fixed	Variable
	Base salary	Cash bonus	Performance share units/ Restricted share units	Stock options	Deferred share units	Total % variable	Total % deferred
Bank
CEO	14%	18%	35%	8%	25%	86%	68%	7x base salary	2 years
Senior Executives	16%	22%	41%	8%	13%	84%	62%	5x base salary	1 year
Executive Vice-Presidents	27%	23%	35%	7%	8%	73%	50%	3x base salary	—
Senior Vice-Presidents	34%	26%	34%	6%	0%	66%	40%	2x base salary	—
Vice-Presidents	46%	24%	30%	0%	0%	54%	30%	1.5x base salary	—
BMO Capital Markets
Group Head	6%	34%	39%	9%	12%	94%	60%	1x target total direct compensation	1 year

All variable compensation can be forfeited or clawed back (see page 77).

75	Bank of Montreal Management Proxy Circular

PRINCIPLE: Align with prudent risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

A significant portion of each executive’s compensation is deferred

The Bank’s focus on risk management is applied in its executive compensation program, aligning to the Bank’s risk appetite and supporting the Bank’s requirements on compliance and ethics.

Management recommends the risk appetite of the Bank and the Board approves it. The goal is to properly balance the level of risk-taking within the Bank with the achievement of its stated priorities and its responsibilities to help ensure the soundness and stability of the financial markets in which the Bank operates.

The Committee sets the compensation philosophy and strategy of the Bank within that context, and approves compensation programs designed to meet these requirements. The Committee also oversees an annual independent review to stress test and back test the Bank’s material compensation plans, and to confirm their alignment to FSB Principles.

Working within the Bank’s risk appetite

As a diversified financial services company active in banking, investment, insurance and wealth management services, BMO is exposed to a variety of risks that are inherent in carrying out our business activities. Having an integrated and disciplined approach to risk management is key to the success of the Bank’s business.

To achieve prudent and measured risk-taking that aligns with BMO’s business strategy, the Bank is guided by a risk management framework that is embedded in our daily business activities and planning process.

You can read more about Risk Management at BMO in the annual report beginning on page 86.

Plan design

The executive compensation program includes several design features to mitigate risk:

•    a significant portion of executive compensation is deferred

•    limit the use of stock options (in 2014 stock options were eliminated for Vice-Presidents, and reduced to 10% of total variable compensation for Senior Vice-Presidents and above)

•    both absolute and relative performance are used to determine incentive pool funding

•    a cap is applied to the short, mid and long-term incentive funding pools

•    individual STIP awards for executives are capped at 150% of an executive’s targeted amount

•    business results used to determine incentive pool funding are reviewed against provisions for credit, market, liquidity and other important measures of risk

•    return on equity is the primary performance measure used for determining the number of performance share units that vest at the end of a three-year period.

Bank of Montreal Management Proxy Circular	76

Oversight

The management oversight committees (see pages 60 and 61) conduct reviews of the design of the incentive plans to make sure risk, compliance, finance, audit and anti-money laundering considerations are appropriately incorporated, and to fully assess risk before finalizing incentive pools and individual compensation awards for material risk-takers.

Stress testing

BMO uses rigorous stress testing during business planning and when establishing financial targets. It also conducts stress testing at three stages of the compensation process to help make sure compensation decisions at each stage align with the Bank’s compensation philosophy and principles:

•	analyzes and tests the impacts to compensation when designing and/or redesigning compensation plans
•	review of the impact of year-end variable compensation on minimum regulatory and/or market capital requirements before any payouts are made
•	each fiscal year an independent review is conducted to stress test and back test the Bank’s material compensation plans, and to confirm their alignment with FSB Principles.

Independence of control functions

Compensation for employees in Risk Management, Finance, Audit, Legal, Compliance, Anti-Money Laundering and Human Resources is tied to overall Bank performance and performance against individual objectives.

These employees do not report into the lines of business they support, nor does the success or financial performance of business areas they support or monitor directly impact the assessment of their performance or their compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

Policies and other mechanisms

Award	Who it applies to	How it works
Clawbacks
Cash	Executives and BMO Capital Markets employees at the Managing Director level and above	All or part of variable compensation paid out in the past 12 months can be clawed back if the Bank restates its financial statements or there is qualifying employee misconduct. This includes cash bonuses and payouts from equity incentive plans.
Equity	All equity plan participants

Unvested RSUs, PSUs, and vested and unvested DSUs granted in 2013 and after, can be clawed back or eliminated if information is discovered that would have reduced the size of an award when it was granted. For example:

•   the bank restates its financial statements

•   financial performance was materially below target because of excessive risk-taking

•   the Bank’s reputation was affected

•   the size of the award was based in whole or in part on information that turned out to be materially incorrect.

Stock options granted after 2008 can be clawed back if the Bank restates its financial statements. Benefits associated with a participant’s unexercised options awarded in 2013 and after may be clawed back or eliminated if through the executive’s fraud, misconduct or gross negligence, BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financial statements.

77	Bank of Montreal Management Proxy Circular

Award	Who it applies to	How it works
Forfeitures
Equity	All equity plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested options are forfeited when:

•   a participant resigns or is terminated for cause

•   it is discovered that a participant who no longer works for the Bank committed an act while employed with the Bank that would have been cause for termination

•   a terminated participant solicits Bank employees

•   a retired participant solicits employees or customers of the Bank.

Anti-hedging
Equity	All equity plan participants (including Directors)	Employees and directors are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds), to reduce the risk and shareholder alignment embedded in their mid-term and long-term incentive awards or other Bank shares or securities they hold.
Other mechanisms
Individual performance considerations	All employees	Managers consider risk, audit and compliance accountabilities during individual performance assessments and when making compensation decisions.
Limits on guarantees	All employees	Incentive compensation for new employees can be guaranteed for no more than 12 months, which the Committee considers to be a sufficient amount of time to transition into the Bank.
Change of control(a)	All equity plan participants

The stock option plan calls for a double trigger for accelerated vesting of stock options if the Bank undergoes a change of control. Stock options will vest immediately upon termination other than for cause.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the employee is terminated without cause.

(a)	Change of Control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired; (ii) all or substantially all of the assets of the corporation are sold, assigned or transferred other than to a subsidiary; (iii) an acquisition of the Bank via merger, amalgamation, consolidation, amalgamation or otherwise or dissolution of the Bank; or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular	78

2015 RESULTS AND COMPENSATION

2015 results

Measure	2015 Adjusted	2014 Adjusted	2013 Adjusted	2015 vs. 2014
Net income	$4,681 million	$4,453 million	$4,223 million	+5%
ROE	13.3%	14.4%	15.0%	-110 bps
EPS	$7.00	$6.59	$6.21	+6%
Basel III Common Equity Tier 1 Ratio	10.7%	10.1%	9.9%	+60 bps

Measure	2015 Reported	2014 Reported	2013 Reported	2015 vs. 2014
Net income	$4,405 million	$4,333 million	$4,195 million	+2%
ROE	12.5%	14.0%	14.9%	-150 bps
EPS	$6.57	$6.41	$6.17	+2%
Basel III Common Equity Tier 1 Ratio	10.7%	10.1%	9.9%	+60 bps

Other measures	2015		2014		2013
	Bank	Canadian peer group	Bank	Canadian peer group	Bank	Canadian peer group
1-year TSR (a)	-3.0%	-4.6%	17.1%	18.8%	28.8%	22.4%
3-year TSR (a)	13.5%	11.5%	16.7%	18.0%	11.5%	12.0%

(a)	The average annual total shareholder return is calculated using the closing share price on October 31, 2015 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks, excluding BMO.

Adjusted measures are non-GAAP and are discussed on page 33 of the Bank’s 2015 Annual Report.

In 2015, BMO’s adjusted net income was $4,681 million, up $228 million or 5%. Adjusted EPS was $7.00, up $0.41 or 6% from record results in 2014. The Bank’s five-year average annual adjusted EPS growth rate was 7.9%, in line with the medium-term objective of achieving average annual adjusted EPS growth of 7% to 10%.

Adjusted net income growth was affected by lower credit recoveries and a higher effective tax rate relative to 2014. There was stronger growth relative to Canadian bank peers in both adjusted net revenue and pre-provision, pre-tax profit, which is a reflection of good core operating performance.

Canadian P&C Banking, US P&C Banking and Wealth Management all had record years in 2015. Canadian P&C earnings were $2.1 billion, up 4% from a year ago, with improved performance in the second half of the year. U.S. P&C adjusted net income of $880 million was up 25% from a year ago in Canadian dollars, and was up 9% in U.S. dollars. Wealth Management’s adjusted net income was $955 million, up 13% from a year ago, reflecting good organic growth and the first full year of benefit from the acquisition of F&C Asset Management plc, which has been rebranded as part of BMO Global Asset Management. BMO Capital Markets’ adjusted net income was just over $1 billion, down a little from last year in part as the Bank took a prudent approach to risk in the second half of the year in a period characterized by shifts in volatility.

BMO maintained a strong capital position through the year, providing flexibility to maximize long-term value by taking advantage of growth opportunities and returning capital to shareholders through dividend increases and share buy-backs. Increased capital expectations for banks internationally have resulted in increased levels of common shareholders’ equity over the last several years, which, all else being equal, negatively impacts return on equity. The Bank’s adjusted ROE was 13.3% in 2015 compared to 14.4% in 2014, and its adjusted return on tangible common equity was 16.4% compared to 17.4%. The majority of the decline reflected the impact of the stronger U.S. dollar, which increased book value and the higher level of capital held by the Bank in 2015.

Although the Bank did not meet its operating leverage objective this year, the continuing focus on improving efficiency and generating positive operating leverage while investing in the business, together with driving revenue growth through a strong customer focus and maintaining disciplined cost management, resulted in positive adjusted operating leverage on a net revenue basis in each of the last two quarters of 2015.

79	Bank of Montreal Management Proxy Circular

The Bank’s strategic priorities have proven to be robust, providing consistent direction in the midst of evolving expectations, increasingly intense competitive activity and continued market uncertainty. In managing operations and risk, BMO recognizes that current profitability and the ability to meet its objectives in a single period must be balanced with the need to invest in the Bank’s businesses for their future long-term health and growth prospects. The Bank has made good progress on the enterprise strategic priorities, including developing further capabilities in digital banking, re-engineering its technology infrastructure, optimizing its cost structure to deliver greater efficiencies and acquiring the Transportation Finance business of General Electric Capital Corporation, building on BMO’s position as a market leader in commercial banking.

The Bank’s good results are a reflection of its well-executed growth strategy, the benefits of a diversified business mix and successful execution against the strategic priorities. BMO continues to focus on improving efficiency and generating positive operating leverage, by driving revenue growth through a strong customer focus and maintaining disciplined cost management.

Funding of the incentive plans

To continue to move the organization forward in delivering growth, the Bank’s philosophy is to set financial targets that are designed to challenge the organization. We believe that setting a high bar motivates the organization to deliver strong performance and is consistent with our ambition to achieve first quartile performance relative to our Canadian peers. BMO’s above average three-year total shareholder return reflects its progress against this objective.

BMO’s medium-term financial targets establish a range of expected performance over time, including delivering top-tier TSR. The Bank establishes an annual business plan keeping these targets in mind, as well as environmental and company specific-factors relevant to the particular year. It then creates annual performance goals with a range of incentive pool outcomes above and below the goals – you can read about this on page 66. In keeping with our philosophy of setting a high bar, the annual performance goals are challenging.

The Bank performed well in 2015, achieving record performance at the total bank level and in Personal and Commercial Banking and Wealth Management despite the fact that real GDP growth in both Canada and the U.S. was significantly lower than anticipated at the time the goals were set, offset in part by a stronger than anticipated US dollar. In addition, interest rates did not rise as anticipated in the U.S. and actually declined in Canada which negatively impacted financial results relative to goals. Against this changing economic backdrop, while the Bank did not fully achieve its performance goals for the year, both its one-year and three-year total shareholder return were above the average for the Canadian peer group and the overall market return in Canada. Had the Bank achieved its adjusted earnings per share goal, it would have ranked first among its Canadian peer group.

Funding of the short-term incentive pool was below target consistent with the formula established at the beginning of the year, reflecting the actual performance of the business. The Committee also reviewed performance compared to our peers, as well as a number of secondary considerations for total bank and for each of the operating groups, but did not adjust the calculated performance factors or the overall incentive pool funding for executives.

Funding of the mid-term and long-term incentives was also below target consistent with established formulas, and reflecting the actual performance of the business.

Bank performance measures	How they’re used	2015 goal	2015 results		Combined effect on pool funding
Adjusted revenue growth, net of CCPB (a)	Absolute performance determines the funding of our short-term incentive pool and 50% of the mid- and long-term incentive pool	7.6%	8.5%	(exceeded)
Adjusted earnings per share (EPS) growth		7.5%	6.2%	(below)	short-term incentives: below target mid-term and long-term incentives: below target
Adjusted return on capital		14.1%	13.3%	(below)
Adjusted efficiency ratio, net of CCPB (a)		62.7%	65.2%	(below)
Three-year TSR relative to Canadian peer group (b)	Relative performance accounts for 50% of the funding of the mid- and long-term incentive pool	At or above the average	75 bps above the average (exceeded)

(a)	Effective the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in non-interest revenue.
(b)	The three-year TSR calculated for compensation purposes differs from the three-year TSR reported above and in our 2015 Annual Report since it is calculated based on the average share price for the 90 days ending October 31, instead of on the closing price on October 31.

Bank of Montreal Management Proxy Circular	80

Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO shares on October 31, 2010 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated NEOs in each year. See page 83 for more information about how Mr. Downe’s compensation aligns with shareholder returns.

(a)	Cumulative value of $100 invested on October 31, 2010, reflecting the change in share price plus reinvested dividends.
(b)	Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of the long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year.
(c)	NEOs in 2015, 2014, 2013, 2012 and 2011 were W.A Downe, T.E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. In 2010, the NEOs were W.A. Downe, R.C. Robertson and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that BMO’s executive compensation has remained relatively consistent over the past three years and remains below 1% of net income after tax.

	2015	2014	2013
Reported net income after tax ($ millions)	4,405	4,333	4,195
Total aggregate NEO compensation ($ millions)	31.6	32.5	30.2
Cost of management ratio as a percentage of net income after tax (%)	0.72	0.75	0.72

Total aggregate compensation is the total of base salary, short-term, mid-term and long-term incentives, other compensation and the annual pension service and compensation cost for NEOs in the Bank’s management proxy circulars issued in 2013, 2014 and 2015.

The profiles that follow this section show the compensation that was awarded to each NEO for fiscal 2015, including the proportion of at-risk pay and deferred performance-based pay. Note that the amount each executive actually received in incentive compensation was based on pool funding as well as performance against individual goals.

81	Bank of Montreal Management Proxy Circular

2015 Compensation for the Named Executive Officers

William A. Downe, Chief Executive Officer

Mr. Downe provides leadership and vision. Through the Board of Directors, he is accountable to shareholders for defining, communicating and achieving BMO’s strategy and operational goals, and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Mr. Downe has held the following positions with the Bank, in Canada and the United States:

1983	Joinedthe Bank
1999	Vice-Chair,Bank of Montreal
2001	DeputyChair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns
2006	ChiefOperating Officer of BMO Financial Group
2007	Appointedto current role

He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of Business Administration from the University of Toronto.

2015 compensation
(Canadian $)	2015	2014	2013
Cash
Salary in US$ (a)	1,500,000	1,458,333	1,250,000
Salary (b)	1,882,050	1,594,979	1,279,375
Short-term incentive (bonus)	1,361,700	1,750,000	1,300,000
Total cash	3,243,750	3,344,979	2,579,375
Equity
Performance share units	3,516,250	3,400,000	3,500,000
Stock options	873,000	800,000	1,250,000
Deferred share units	2,522,000	2,400,000	2,150,000
Total equity	6,911,250	6,600,000	6,900,000
Total direct compensation	10,155,000	9,944,979	9,479,375
Mr. Downe’s total direct compensation is 96.7% of his target

(a)	US$1.5 million effective January 1, 2014.
(b)	Mr. Downe’s base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:
•	2015: US$1.00 = Cdn$1.2547
•	2014: US$1.00 = Cdn$1.0937
•	2013: US$1.00 = Cdn$1.0235

Target for 2015

The Board reviewed Mr. Downe’s target total direct compensation of $10.5 million and made no changes for 2015.

Performance in 2015

The Committee assessed Mr. Downe’s performance this year and is pleased with the Bank’s results and the progress it made under his leadership. Mr. Downe is the most experienced CEO among the Canadian banks, and BMO’s performance in 2015 was good, surpassing the record highs of 2014, delivering record results in Canadian P&C Banking, U.S. P&C Banking and Wealth Management and total shareholder return that was above the average of its Canadian peer group. These strong results are a reflection of a well-executed growth strategy. Together with the benefits of the Bank’s diversified business mix and Mr. Downe’s work with the Human Resources Committee and the Board to develop the next generation of organizational leadership, Mr. Downe is strongly positioning the Bank for growth and success in the years to come.

Bank of Montreal Management Proxy Circular	82

Please see pages 28 to 29 of the 2015 Annual Report for a full discussion of BMO’s performance against its strategic priorities in 2015.

Based on the Bank’s results against its challenging goals this year, Mr. Downe’s 2015 total direct compensation was calculated at slightly below target. Mr. Downe’s salary is paid in U.S. dollars, reflecting his prior tenure of U.S. employment with the Bank. To adjust for the impact of the strong U.S. dollar on his base salary, we also made a reduction to his variable cash compensation, bringing his total direct compensation to $10.155 million or 96.7% of his total target compensation.

Incentive awards

Mr. Downe’s incentive awards are based on Bank performance. The Bank performed well but overall results were slightly below the challenging goals it set for itself in 2015. As a result, funding of the short-term incentive pool was below target. Funding of the mid-term and long-term incentives was also below target, but to a lesser extent because the Bank’s three-year TSR performance was better than the Canadian peer group. See page 80 for details.

Target for 2016

The Board reviewed Mr. Downe’s target total direct compensation and did not make changes for 2016.

Aligning pay with performance

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to ensure this.

The table below shows Mr. Downe’s total direct compensation over the last five fiscal years, and its current value compared to shareholder value. He was appointed to his current role in 2007.

	Total direct compensation
Fiscal year	Value at time of the award ($)	Value on Oct 31, 2015 ($)(a)	Value on October 31, 2015 as a percentage of value at the time of the award (%)(b)	Shareholder value ($)(c)
2010	9,542,600	12,719,715	133	158
2011	9,876,250	14,592,577	148	154
2012	9,204,000	11,948,093	130	146
2013	9,479,375	9,679,377	102	114
2014	9,944,979	8,967,145	90	97
Weighted average			121	134

(a)	Mr. Downe’s total direct compensation as measured on October 31, 2015 includes:
•	actual salary and cash incentive payments received in the year of award
•	the actual value received from vested share units and option exercises that were granted during measurement period
•	the October 31, 2015 value of share units that have not vested
•	the October 31, 2015 in-the-money value of stock options awarded
•	compensation received in US$ has been converted into Cdn$ (see page 82 for foreign exchange rates)
(b)	The value of Mr. Downe’s total direct compensation measured on October 31, 2015 as a percentage of his total direct compensation in the year of the award.
(c)	The cumulative value at October 31, 2015 of $100 invested in shares on November 1 in the award year, including reinvested dividends.

83	Bank of Montreal Management Proxy Circular

Share ownership

Mr. Downe exceeds his share ownership guidelines.

Share ownership as at December 31, 2015
Required multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
7.0	19,516,564	0	11,033,827	27,021,828	57,572,219	30.59

Mr. Downe must consult with the Committee chair before he exercises any of his stock options. This ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

Pension

The Human Resources Committee capped Mr. Downe’s pension at US$1 million (current value Cdn$1,307,500), which he reached in 2012 (see page 96). This amount is payable immediately on an unreduced basis, and will not increase based on additional years of credited service or future earnings.

Mr. Downe participates in:

•	The Pension Fund Society of the Bank of Montreal (“PFS”) (now BMO Canada Pension Plan), a federally-registered defined benefit pension plan for eligible Canadian employees
•

a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrangement, clarifies his entitlement if there is a change of control, and limits his annual pension benefit to US$1 million regardless of his length of service, salary level or bonuses.

Mr. Downe’s overall annual normal retirement pension benefit is:

•	equal to 2% of his pensionable earnings multiplied by his years of credited service. This formula is subject to an annual cap of US$1 million
•

pensionable earnings for Mr. Downe are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months’ salary and the average of his highest five consecutive short-term incentive awards

•	payable immediately subject to legislation, regulations and plan rules
•	the portion that is paid from the PFS is paid as periodic payments. The remainder is converted into cash and paid in a lump sum according to the terms of the RAA.

Bank of Montreal Management Proxy Circular	84

Thomas E. Flynn, Chief Financial Officer

Mr. Flynn is accountable for financial governance and enterprise communications. He leads the management and oversight of Bank-wide financial governance and reporting, treasury and capital management, corporate development, investor relations, taxation and corporate communications.

Mr. Flynn has held the following senior management positions with the Bank:

1992	Joined the Bank
2004	Executive Vice-President, Finance and Treasurer
2007	Acting Chief Financial Officer
2008	Executive Vice-President and Chief Risk Officer
2011	Appointed to current role

Mr. Flynn has an Honours Bachelor of Arts in Business Administration and a Master of Business Administration from the Ivey School of Business at Western University, and is a Chartered Professional Accountant, Chartered Accountant.

2015 compensation
(Canadian $)	2015	2014	2013
Cash
Salary	500,000	500,000	500,000
Short-term incentive (bonus)	750,000	765,000	700,000
Total cash	1,250,000	1,265,000	1,200,000
Equity
Mid-term incentive (PSUs)*	1,250,000	1,250,000	900,000
Long-term incentive
• stock options	270,000	270,000	540,000
• deferred share units	430,000	415,000	360,000
Total equity	1,950,000	1,935,000	1,800,000
Total direct compensation	3,200,000	3,200,000	3,000,000
* Prior to 2015, mid-term incentives were granted as RSUs.

Target for 2015

Mr. Flynn’s target total direct compensation for 2015 did not change from 2014.

Performance in 2015

The CEO assessed Mr. Flynn’s 2015 performance against his key individual objectives:

•	Balanced investments in key initiatives and expense management
•	Took on an important leadership role in the acquisition of the Transportation Finance business of General Electric Capital Corporation
•	Enhanced financial controls and contributed to the overall risk/regulatory performance of the Bank
•	Made substantial progress on talent and succession planning in the finance and communications functions.

Mr. Flynn performed well against his individual objectives. His sound judgment, balanced perspective and professional expertise are important to the Bank in meeting its strategic goals. His total direct compensation was based on the calculated incentive pool and as a result was below target as the Bank did not fully achieve its goals.

Incentive awards

Mr. Flynn’s incentive awards were funded based on Bank performance. The Bank performed well but did not fully achieve its challenging goals for 2015. As a result, funding of the short-term

85	Bank of Montreal Management Proxy Circular

incentive pool was below target. Funding of the mid-term and long-term incentives was also below target but to a lesser extent because the Bank’s three-year TSR relative to the Canadian peer group was better than in 2014. See page 80 for details.

Target for 2016

Mr. Flynn’s target total compensation was increased for 2016 with no change to his base salary. The Committee believes that this change better reflects the responsibilities of his role and positions his compensation competitively with the market.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 72% of Mr. Flynn’s 2015 total variable compensation is deferred.

Share ownership

Mr. Flynn’s exceeds his share ownership guidelines.

Share ownership as at December 31, 2015
Required multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	1,041,353	2,287,106	1,280,001	1,792,189	6,400,649	12.80

Pension

Mr. Flynn participates in the following:

•	The Pension Fund Society of the Bank of Montreal (“PFS”) (now BMO Canada Pension Plan), a federally-registered defined benefit pension plan for eligible Canadian employees
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Flynn’s total annual normal retirement pension benefit is:

•

equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service plus 0.75% of his average pensionable salary multiplied by the years of contributory service, because he has chosen to enhance a portion of his pension benefit by making optional contributions

•

payable at age 65 but can be paid up to 15 years earlier on a reduced basis (a reduction of 3% per year for each year that retirement precedes age 60 for the portion of the pension based on service accrued prior to July 1, 2007, and a reduction of 4% per year for each year that retirement precedes age 65 for the portion of the pension based on service accrued after June 30, 2007), subject to legislation, regulations and plan rules

•	paid as periodic payments from both the PFS and the Supplementary Plan.

His total annual retirement pension benefit to date is $216,373, payable on a fully unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 96 for more information.

Bank of Montreal Management Proxy Circular	86

Frank J. Techar, Chief Operating Officer, BMO Financial Group

Mr. Techar has overall accountability for BMO’s North American Personal and Commercial Banking and Wealth Management businesses, as well as the Bank’s retail distribution channels, which serve more than 9 million customers. He is also accountable for overseeing aspects of marketing, technology and operations to deliver a category-defining customer experience and respond appropriately to market conditions, trends and technologies.

Mr. Techar has held the following senior management positions with the Bank:

1984	Joined the Bank
2001	President and CEO of Harris Bankcorp, Inc.
2006	President and CEO, Personal and Commercial Banking Canada
2013	Appointed to current position on November 1

He began his career with the Bank in the Corporate Banking Division, and then gained several years of international experience in the U.S. and as Senior Vice-President and General Manager, London, England.

Mr. Techar has a Bachelor of Science and an Engineering degree from Princeton University, and a Master in Business Administration from the University of Denver.

2015 compensation
(Canadian $)	2015	2014	2013
Cash
Salary in US$ (a)	741,667	700,000	600,000
Salary (b)	930,569	765,590	614,100
Short-term incentive (bonus)	925,000	970,000	1,000,000
Total cash	1,855,569	1,735,590	1,614,100
Equity
Mid-term incentive (PSUs)*	2,550,000	2,550,000	1,200,000
Long-term incentive
• stock options	465,000	470,000	600,000
• deferred share units	710,000	710,000	600,000
Total equity	3,725,000	3,730,000	2,400,000
Total direct compensation	5,580,569	5,465,590	4,014,100
* Prior to 2015, mid-term incentives were granted as RSUs.

(a)	US$750,000 effective January 1, 2015.

(b)	Mr. Techar’s base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:
•	2015: US$1.00 = Cdn$1.2547
•	2014: US$1.00 = Cdn$1.0937
•	2013: US$1.00 = Cdn$1.0235

Target for 2015

Mr. Techar’s target total direct compensation for 2015 did not change, however his base salary increased by $50,000.

Performance in 2015

The CEO assessed Mr. Techar’s 2015 performance against his key individual objectives:

•	Led and sponsored the development of Being BMO, the Bank’s values and behaviors model, to drive cultural change and facilitate the successful rollout of BMO’s refreshed brand
•	Delivered strong results in U.S. P&C and Wealth Management businesses, and executed on cross-group opportunities
•	Shaped the enterprise investment planning and management process by aligning funding, customer strategies and technology
•	Helped strengthen the current senior leadership team and succession slates

87	Bank of Montreal Management Proxy Circular

Mr. Techar performed well against his individual objectives this year. He demonstrated enterprise-wide leadership around BMO’s vision to be the Bank that defines great customer experience, achieving customer loyalty gains and delivering on the Bank’s brand promise. His total direct compensation was based on the calculated incentive pool and as a result was below target as the Bank did not fully achieve its goals.

Incentive awards

Mr. Techar’s incentive pools were funded on Bank performance. The Bank performed well but did not fully achieve its challenging goals for 2015. As a result, funding of the short-term incentive pool was below target. Funding of the mid-term and long-term incentives was also below target but to a lesser extent because the Bank’s three-year TSR relative to the Canadian peer group was better than in 2014. See page 80 for details.

Target for 2016

As a result of Mr. Techar’s strong performance and leadership across the Bank, his target total direct compensation will increase for 2016, with no change to his base salary.

Alignment with Shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 80% of Mr. Techar’s 2015 total variable compensation is deferred.

Share ownership

Mr. Techar exceeds his share ownership guidelines.

Share ownership as at December 31, 2015
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	3,907,436	3,932,807	2,611,201	9,843,700	20,295,144	21.81

Pension

Mr. Techar participates in the following:

•	The Pension Fund Society of the Bank of Montreal (“PFS”) (now BMO Canada Pension Plan), a federally-registered defined benefit pension plan for eligible Canadian employees
•

the final average earnings defined benefit provisions of the Employees’ Retirement Plan of the Bank of Montreal/Harris (“Harris Plan”), a company paid plan offered to all eligible employees of BMO Harris, including executives, which is now closed to new members

•	a Retirement Allowance Agreement (“RAA”), a Bank-funded non-registered agreement that defines his overall pension arrangement and clarifies his entitlement if there is a change of control.

Mr. Techar’s overall annual normal retirement pension benefit is:

•	equal to 2% of his pensionable earnings, multiplied by his years of credited service
•

pensionable earnings for Mr. Techar are in U.S. dollars and capped at 145% of base salary. They are defined as the sum of his last 12 months‘ salary and the average of his highest five consecutive short-term incentive plan awards

•	based on his U.S. dollar salary and the U.S. dollar equivalent of his Canadian short-term incentive plan awards
•	payable at age 60, but can be paid earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60), subject to legislation, regulations and plan rules
•	the portion that is paid from the PFS is paid as periodic payments;
•	the portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Techar’s option), the portion from the Harris Non-Qualified Plan is paid as a lump sum
•	the remainder is converted into cash and paid in a lump sum according to the terms of the RAA.

His total annual retirement pension benefit to date is $873,371, payable immediately on an unreduced basis. This amount will increase with additional years of credited service and earnings. See page 96 for more information.

Bank of Montreal Management Proxy Circular	88

Darryl White, Group Head, BMO Capital Markets

Mr. White leads the BMO Capital Markets business and is responsible for BMO Financial Group’s interactions with corporate, institutional and government clients. He chairs the BMO Capital Markets Operating, Executive and Management Committees.

Mr. White has held the following senior management positions with the Bank:

1994	Joined BMO’s Investment Banking Group in Toronto and progressed through various roles in M&A, Diversified Industries and Media and Communications
2006	Executive Managing Director & Head of Investment & Corporate Banking Montreal. He also served as Co-Head of the Media & Communications Practice
2010	Deputy Head, Investment & Corporate Banking, Canada and Global Head, Equity Capital Markets
2014	Appointed to current position on November 1

Mr. White is a past recipient of Canada’s Top 40 Under 40 Award, a Dean’s Honour List graduate of Western University’s Ivey Business School and a graduate of the Advanced Management Program at the Harvard Business School.

2015 compensation
(Canadian $)	2015	2014	2013
Cash
Salary (a)	400,000	241,667	200,000
Short-term incentive (bonus)	1,975,000	1,986,923	2,525,000
Total cash	2,375,000	2,228,590	2,725,000
Equity
Mid-term incentive (PSUs)*	2,600,000	2,385,877	2,287,490
Long-term incentive
• stock options	625,000	247,950	237,510
• deferred share units	800,000	0	0
Total equity	4,025,000	2,633,827	2,525,000
Total direct compensation	6,400,000	4,862,417	5,250,000
* Prior to 2015, mid-term incentives were granted as RSUs.

(a)	$250,000 effective January 1, 2014.

Target for 2015

When Mr. White was appointed Group Head, BMO Capital Markets on November 1, 2014, his target total compensation was established commensurate with the accountabilities of his role.

Performance in 2015

The CEO assessed Mr. White’s 2015 performance against individual objectives:

•	Earned leading market share in Canada, driving revenue increases of 4% to $3,873 million
•	Successfully reorganized the senior leadership team in Capital Markets, further advancing the Bank’s talent management strategy
•	Drove performance in our U.S. client franchise to support the growth of future earnings
•	Enhanced the risk management, regulatory and compliance practices within BMO Capital Markets

See pages 58 to 61 of the Annual Report for a full discussion of 2015 group objectives and achievements.

Mr. White delivered solid performance against his individual objectives for the year. His strong expertise and contributions are assets to the Bank. His total direct compensation was calculated below target as BMO Capital Markets did not fully achieve its goals.

89	Bank of Montreal Management Proxy Circular

Incentive awards

Mr. White’s short-term incentive was funded 25% on Bank performance and 75% on BMO Capital Markets performance. Funding of the short-term incentive was below target based on Bank and operating group results. The mid-term and long-term incentive plan pools were funded 50% on three-year relative TSR and 50% on BMO Capital Markets performance. Funding was slightly below target this year based on Bank and operating group results. See page 80 for details.

Short-term incentive plan
BMO Capital Markets measures (a)	2015 performance (b)		Impact to pool funding
Adjusted net income	Below target	Adjusted net income was below target driven by lower than target revenues.	Below target
Adjusted efficiency ratio	Below target	Adjusted efficiency ratio of 64.2% was below target also due to lower than target incentives.
Adjusted return on capital – ROE and NEP	Below target	Adjusted ROE was below target driven by lower than target adjusted net income and higher than target capital.
Customer loyalty/experience	Exceeded target	Customer loyalty was slightly above target.

(a)	Adjusted results exclude the amortization of acquisition-related intangible assets ($2 million after tax in 2015). Adjusted measures are non-GAAP and are disclosed more fully on page 33 of the Bank’s 2015 Annual Report.
(b)	For compensation purposes, an adjustment was made to BMO Capital Markets’ results for measuring compensation to increase provisions for credit losses to reflect credit losses on an expected loss basis, rather than actual credit losses.

See page 67 for the Bank’s performance measures under the short-term incentive plan.

Target for 2016

The Committee approved an increase to Mr. White’s target total compensation for 2016, which included an increase in his base salary to $500,000. The Committee believes that this change better reflects the responsibilities of his role and positions his compensation competitively with the market.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 67% of Mr. White’s 2015 total variable compensation is deferred.

Share ownership

Mr. White exceeds his share ownership guidelines.

Share ownership as at December 31, 2015
Required multiple of target total direct compensation	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of target total direct compensation
1.0	7,261	3,703,859	2,662,401	800,000	7,173,521	Exceeds requirement

Pension

Mr. White is eligible to participate in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan. He is currently not a member of this plan.

Bank of Montreal Management Proxy Circular	90

Jean-Michel Arès, Chief Technology and Operations Officer, BMO Financial Group

Mr. Arès has enterprise accountability for the diverse businesses and functions within Technology & Operations (T&O): Technology Development & Enterprise Infrastructure, Product Operations, Corporate Real Estate and Strategic Sourcing. He drives innovation and partners with the businesses to fully leverage the use of information technology and superior processes as a strategic tool and to provide competitive advantage in achieving BMO’s vision to be the Bank that defines customer experience.

Mr. Arès joined the Bank in April 2010 in his current role. Before joining the Bank he held the following positions:

1993	Consultant at McKinsey & Company, serving clients in telecommunications and banking
1996	Joined General Electric in the Corporate Initiatives Group, later that year appointed Chief Information Officer at GE Power Systems
2000	Appointed Vice-President and Chief Information Officer, GE Power Systems
2002	Joined The Coca-Cola Company as Vice-President and Chief Information Officer, later appointed Senior Vice-President and Chief Information Officer

Mr. Arès has Bachelor and Master degrees in Electrical Engineering and an MBA from McGill University in Montreal.

2015 compensation
(Canadian $)	2015		2014		2013
Cash
Salary in US$	500,000		500,000		500,000
Salary (a)	627,350		546,850		511,750
Short-term incentive (bonus)	580,000		700,000		700,000
Total cash	1,207,350		1,246,850		1,211,750
Equity
Mid-term incentive (includes PSUs and RSUs in 2015)*	3,075,000	(b)	3,190,000	(b)	900,000
Long-term incentive
• stock options	210,000		250,000		540,000
• deferred share units	320,000		360,000		360,000
Total equity	3,605,000		3,800,000		1,800,000
Total direct compensation	4,812,350		5,046,850		3,011,750
* Prior to 2015, mid-term incentives were granted as RSUs.

(a)	Mr. Arès’ base salary is paid in U.S. dollars. The amount he receives is converted to Canadian dollars for compensation purposes using each fiscal year’s average exchange rate:
•	2015: US$1.00 = Cdn$1.2547
•	2014: US$1.00 = Cdn$1.0937
•	2013: US$1.00 = Cdn$1.0235
(b)	Includes RSUs awarded as part of a multi-year project initiative.

Target for 2015

Mr. Arès’ target total direct compensation is competitive and did not change for 2015.

Performance in 2015

The CEO assessed Mr. Arès’ 2015 performance against his key individual objectives:

•	Delivered operational excellence and effective risk management
•	Re-architected channel platforms, built analytic solutions and streamlined and digitized processes to create a distinctive customer experience and competitive advantage
•	Built solutions that meet both immediate and evolving regulatory requirements
•	Strengthened the people, processes and technology within Technology & Operations

91	Bank of Montreal Management Proxy Circular

Mr. Arès performed well against his individual objectives this year. His total direct compensation was below target this year reflecting that the Bank did not fully achieve its goals and includes an adjustment for internal alignment.

Incentive awards

Mr. Arès’ short-term incentive award was funded 25% on Bank performance and 75% on the weighted average of all operating group measures. Funding of the short-term incentive pool was below target based on Bank and operating group results. Funding of the mid-term and long-term incentive plan pools was also below target this year for the same reasons. See page 80 for details.

Target for 2016

Mr. Arès’ target total direct compensation is competitive and did not change for 2016. He will continue to be eligible for restricted share units as part of a multi-year project initiative.

Alignment with shareholder interests

One of the governing principles of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation is one way to accomplish this, and 86% of Mr. Arès’ 2015 total variable compensation is deferred.

Share ownership

Mr. Arès exceeds his share ownership guidelines.

Share ownership as at December 31, 2015
Required Multiple	Shares ($)	RSUs ($)	PSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	33,418	6,275,106	1,100,801	2,941,827	10,351,152	16.50

Pension

Mr. Arès participates in the following:

•	The Pension Fund Society of the Bank of Montreal (“PFS”) (now BMO Canada Pension Plan), a federally-registered defined benefit pension plan for eligible Canadian employees
•	the Executive Supplementary Pension Plan (“Supplementary Plan”), a Bank-funded non-registered arrangement for executives, designated managing directors and designated officers
•	the account-based provisions of the Employees’ Retirement Plan of the Bank of Montreal/Harris (“Harris Plan”), a company plan offered to all eligible employees of BMO Harris, including executives.

Mr. Arès’ overall annual normal retirement pension benefit is:

•

equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service in the PFS and Supplementary Plans, less an offset for a Canada Pension Plan (“CPP”) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service in the PFS and Supplementary Plans

•

pension attributed to the PFS and Supplementary Plans is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules

•

pension attributed to the Harris Plan is an account-based benefit. Annual credits provide 3% to 8% of eligible pay based on age and service points. Account balances accumulate annually with interest based on 10-year Treasury Bond rates with a minimum rate of 5.03%. The Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan

•	portion paid from the PFS and Supplementary Plans paid as periodic payments
•	portion from the Harris Qualified Plan is paid as either periodic payments or in a lump sum (Mr. Arès’ option), the portion from the Harris Non-Qualified Plan is paid in a lump sum.

His total annual retirement pension benefit to date is $41,856, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 96 for more information.

Bank of Montreal Management Proxy Circular	92

EXECUTIVE COMPENSATION TABLES

Summary compensation table

The table below shows the compensation granted to the NEOs in each of the last three fiscal years.

			Share- based		Option- based	Non-equity incentive plan compensation ($)	Pension	All other	Total
Name and principal position	Year	Salary ($)	awards ($)(a)		awards ($)(a)(b)	Annual incentive plans (c)	value ($)(d)	compensation ($)(e)	compensation ($)
William A. Downe	2015	1,882,050	6,038,250		873,000	1,361,700	0	16,625	10,171,625
Chief Executive	2014	1,594,979	5,800,000		800,000	1,750,000	0	14,218	9,959,197
Officer	2013	1,279,375	5,650,000		1,250,000	1,300,000	0	13,050	9,492,425
Thomas E. Flynn	2015	500,000	1,680,000		270,000	750,000	104,624	14,959	3,319,583
Chief Financial	2014	500,000	1,665,000		270,000	765,000	89,199	14,959	3,304,158
Officer	2013	500,000	1,260,000		540,000	700,000	87,992	118,974	3,206,966
Frank J. Techar	2015	930,569	3,260,000		465,000	925,000	61,132	85,905	5,727,606
Chief Operating	2014	765,590	3,260,000		470,000	970,000	866,323	14,218	6,346,131
Officer	2013	614,100	1,800,000		600,000	1,000,000	1,410,262	316,633	5,740,995
Darryl White	2015	400,000	3,400,000		625,000	1,975,000	0	1,726	6,401,726
Group Head,	2014	241,667	2,385,877		247,950	1,986,923	0	0	4,862,417
BMO Capital Markets	2013	200,000	2,287,490		237,510	2,525,000	0	0	5,250,000
Jean-Michel Arès	2015	627,350	3,395,000	(f)	210,000	580,000	50,570	1,087,197	5,950,117
Chief Technology	2014	546,850	3,550,000	(f)	250,000	700,000	44,006	720,462	5,811,318
and Operations Officer	2013	511,750	1,260,000		540,000	700,000	53,556	602,556	3,667,862

Cash compensation paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = Cdn$1.2547 in 2015, Cdn$1.0937 in 2014 and Cdn$1.0235 in 2013.

U.S. dollar pension values have been converted into Canadian dollar values at an October 31 spot rate for each fiscal year: US$1.00 = Cdn1.3075 in 2015, $1.1271 in 2014 and 2013, Cdn$1.0427 in 2013.

(a)	The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2015, 2014 and 2013 calendar years. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2013, from November 1 to December 31, 2012.
•	The value of options granted during this period was: Mr. Downe $2,100,000, Mr. Flynn $508,500, Mr. Techar $630,000, Mr. White $255,780 and Mr. Arès $724,000.
•	The value of share-based awards during this period was: Mr. Downe $4,850,000, Mr. Flynn $1,186,500, Mr. Techar $1,470,000, Mr. White $1,894,220 and Mr. Arès $1,356,000.
(b)	A third party consultant prepared an estimate of the value of the options on the grant date, which was reviewed by the Bank’s market risk group. The consultant uses a binomial pricing model, a commonly used valuation method. The consultant gave key assumptions used to determine the option fair value: historic dividend yield: 4.64%, historic share price volatility: 25.11%, risk free rate of return: 1.60% and period until exercise: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2015 is $13.90 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. A binomial option pricing model was used with the following assumptions: expected dividend yield 5.5%, expected share price volatility 19.8% – 20.0%, risk free rate of return 1.4% and expected period until exercise 6.5% years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2015 is approximately $7.60 per option. For the options granted in December 2014 and December 2013, the compensation value was $15.62 and $13.72, respectively, and the accounting value was $7.45 and $6.36, respectively.
(c)	Executives can defer a portion of their short-term cash incentive award and receive DSUs instead. Mr. Techar is the only NEO who elected to defer a portion of his annual bonus at some point in the past three fiscal years, and last elected to defer 25% in 2013.
(d)	Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see page 96 for information about the pension plans and obligations). Mr. Downe’s pension values for fiscal year 2013, 2014 and 2015 are zero because he did not accrue further pension benefits in those years as he reached his total pension entitlement cap of US$1,000,000 in fiscal 2012.
(e)	These amounts represent the Bank’s contributions to the NEOs under the employee share purchase programs, plus the total value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Techar’s 2015 amount includes an executive allowance of $31,000 and tax preparation fees of $29,732. Mr. Arès’ 2015 amount includes a tax equalization payment of $767,641.
(f)	Includes restricted share units awarded as part of a multi-year project initiative.

93	Bank of Montreal Management Proxy Circular

Outstanding option-based awards and share-based awards

The table below shows the value of the outstanding option-based and share-based awards for each of the NEOs as of October 31, 2015.

		Option-based awards					Share-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price ($)(a)	Option expiration date	Value of unexercised in-the- money options ($)(b)	Value of options exercised ($)(c)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(d)
William A. Downe	December 8, 2005	0	62.99	December 8, 2015	—	192,974
	December 8, 2005	15,279	62.99	December 8, 2015	199,391
	December 8, 2005	15,742	62.99	December 8, 2015	205,433
	December 14, 2006	32,439	68.97	December 14, 2016	229,344
	December 14, 2006	32,439	68.97	December 14, 2016	229,344
	December 14, 2006	33,422	68.97	December 14, 2016	236,294
	December 13, 2007	54,582	60.23	December 13, 2017	862,941
	December 13, 2007	54,582	60.23	December 13, 2017	862,941
	December 13, 2007	56,236	60.23	December 13, 2017	889,091
	December 10, 2009	183,194	53.45	December 10, 2019	4,138,352
	December 22, 2010	199,408	57.78	December 22, 2020	3,641,190
	December 13, 2011								2,264,907
	December 13, 2011	178,572	56.00	December 13, 2021	3,578,583
	December 14, 2012								1,858,241
	December 14, 2012						67,916	5,164,317
	December 14, 2012	166,362	60.11	December 14, 2022	2,650,147
	December 16, 2013								2,506,853
	December 16, 2013						51,111	3,886,451
	December 16, 2013	91,108	68.60	December 16, 2023	677,844
	December 15, 2014						30,967	2,354,761
	December 15, 2014						42,613	3,240,301
	December 15, 2014	51,223	78.09	December 15, 2024	—
Total		1,164,588			18,400,895	192,974	192,607	14,645,830	21,233,451
Thomas E. Flynn	December 8, 2005	10,800	62.99	December 8, 2015	140,940
	December 14, 2006	6,800	68.97	December 14, 2016	48,076	47,506
	December 14, 2006	11,800	68.97	December 14, 2016	83,426
	December 13, 2007	17,300	60.23	December 13, 2017	273,513
	December 13, 2007	17,300	60.23	December 13, 2017	273,513
	December 11, 2008	8,645	34.13	December 11, 2018	362,312	427,055
	December 10, 2009	58,466	53.45	December 10, 2019	1,320,747
	December 22, 2010	60,951	57.78	December 22, 2020	1,112,965
	December 13, 2011	72,671	56.00	December 13, 2021	1,456,327
	December 14, 2012						6,373	484,572
	December 14, 2012						16,214	1,232,890
	December 14, 2012	40,284	60.11	December 14, 2022	641,724
	December 16, 2013						5,520	419,753
	December 16, 2013						13,143	999,374
	December 16, 2013	39,359	68.60	December 16, 2023	292,831
	December 15, 2014						5,355	407,178
	December 15, 2014						15,667	1,191,287
	December 15, 2014	17,288	78.09	December 15, 2024	—
Total		361,664			6,006,374	474,561	62,272	4,735,054	—

Bank of Montreal Management Proxy Circular	94

		Option-based awards					Share-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price ($)(a)	Option expiration date	Value of unexercised in-the- money options ($)(b)	Value of options exercised ($)(c)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)(d)
Frank J. Techar	December 8, 2005	17,061	62.99	December 8, 2015	222,646
	December 8, 2005	17,578	62.99	December 8, 2015	229,393
	December 14, 2006	20,988	68.97	December 14, 2016	148,385
	December 14, 2006	21,624	68.97	December 14, 2016	152,882
	December 13, 2007	26,136	60.23	December 13, 2017	413,210
	December 13, 2007	26,928	60.23	December 13, 2017	425,732
	December 22, 2010	63,581	57.78	December 22, 2020	1,160,989
	December 13, 2011	77,231	56.00	December 13, 2021	1,547,709
	December 14, 2012						7,895	600,355
	December 14, 2012						20,088	1,527,475
	December 14, 2012	49,909	60.11	December 14, 2022	795,050
	December 16, 2013						9,200	699,587
	December 16, 2013						17,524	1,332,497
	December 16, 2013	43,732	68.60	December 16, 2023	325,366
	December 15, 2014						9,161	696,617
	December 15, 2014						31,960	2,430,226
	December 15, 2014	30,094	78.09	December 15, 2024	—
Total		394,862			5,421,362	—	95,828	7,286,757	6,797,285
Darryl White	December 14, 2012						18,119	1,377,796
	December 14, 2012	20,263	60.11	December 14, 2022	322,790
	December 16, 2013						25,053	1,905,047
	December 16, 2013	17,312	68.60	December 16, 2023	128,801
	December 15, 2014						29,903	2,273,812
	December 15, 2014	15,876	78.09	December 15, 2024	—
Total		53,451			451,591	—	73,075	5,556,655	—
Jean-Michel Arès	December 22, 2010	30,175	57.78	December 22, 2020	550,996
	December 31, 2010								451,867
	December 13, 2011								80,890
	December 13, 2011	62,431	56.00	December 13, 2021	1,251,117
	December 14, 2012						10,640	809,050
	December 14, 2012						15,114	1,149,243
	December 14, 2012	57,356	60.11	December 14, 2022	913,681
	December 16, 2013						5,520	419,753
	December 16, 2013						13,143	999,374
	December 16, 2013	39,359	68.60	December 16, 2023	292,831
	December 15, 2014						4,645	353,215
	December 15, 2014						14,915	1,134,106
	December 15, 2014						25,067	1,906,059
	December 15, 2014	16,008	78.09	December 15, 2024	—
Total		205,329			3,008,625	—	89,044	6,770,800	942,254

(a)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(b)	The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 31, 2015 ($76.04). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.
(c)	The value of options exercised is the proceeds received in fiscal 2015 from the exercise of options granted in previous years, before deductions for taxes and commissions.
(d)	Total represents the aggregate value of annual cash bonuses the NEO voluntarily elected to defer into DSUs, awarded DSUs that have vested and the dividend equivalents earned as additional DSUs. Only the individual awarded DSU details are outlined in the column.

95	Bank of Montreal Management Proxy Circular

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2015.

Name	Option-based awards – value vested during the year ($)(a)	Share-based awards – value vested during the year ($)(b)	Non-equity incentive plan compensation – value earned during the year ($)(c)
William A. Downe	2,884,554	6,546,767	1,361,700
Thomas E. Flynn	934,101	1,914,930	750,000
Frank J. Techar	1,220,658	2,010,677	925,000
Darryl White	91,087	2,903,104	1,975,000
Jean-Michel Arès	776,712	1,359,600	580,000

(a)	The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing share price on the TSX on the vesting date.
(b)	The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2014 for RSU awards.
(c)	These are the annual cash incentive awards for 2015. This table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the Bank. Mr. White is eligible to participate in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan, however, he is currently not a member of this plan. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year end, estimated at normal retirement and estimated at age 65 – and accrued obligations determined on a defined benefit basis.

Name	Number of years credited service	Annual benefits payable ($)(a)(b)						Accrued obligation at start of year ($)(e)	Compensatory change ($)(f)	Non- compensatory change ($)(f)	Accrued obligation at year end ($)(e)
		At year end (c)		At normal retirement (d)		At age 65
William A. Downe	32.42	1,307,500	(g)	1,307,500	(g)	1,307,500	(g)	17,803,333	0	2,249,010	20,052,343
Thomas E. Flynn	22.92	216,373		255,385		359,072		2,143,907	104,624	63,285	2,311,816
Frank J. Techar	31.00	873,371	(h)	910,020	(h)	1,042,732	(h)	12,209,362	61,132	2,247,132	14,517,626
Jean-Michel Arès	5.58	41,856	(i)	153,274	(i)	153,274	(i)	259,232	50,570	56,551	366,353

(a)	Annual benefits payable include all pension entitlements from the Bank.
(b)	All annual benefits shown for Mr. Flynn, Mr. Techar and Mr. Arès reflect earnings as of October 31, 2015.
(c)	Annual benefits payable reflect the pension benefit earned as at year end and do not reflect the reductions of benefits applied in the event of early retirement.
(d)	According to their pension arrangements, Mr. Downe and Mr. Techar have a normal retirement age of 60. A portion of Mr. Flynn’s pension will not be reduced at age 60 and his total pension will not be reduced at his normal retirement age of 65. The amount shown is the amount payable at age 60.
(e)	Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.
(f)	Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.
(g)	A portion of Mr. Downe’s annual pension benefit will be payable as an annuity from The Pension Fund Society of the Bank of Montreal (PFS) (now BMO Canada Pension Plan). The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual pension is subject to a total pension entitlement cap of US$1,000,000. The Cdn$1,307,500 annual benefit payable has been converted from US$1,000,000 at the exchange rate outlined in the notes to the Summary compensation table.
(h)	A portion of Mr. Techar’s annual pension benefit will be payable from the PFS, a portion from the Harris Qualified Plan may be paid either as periodic payments or in a lump sum (Mr. Techar’s option), and a portion of the Harris Non-Qualified Plan paid as a lump sum. The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary compensation table.
(i)	A portion of Mr. Arès’ annual pension benefit will be payable from the PFS and Supplementary Plans, a portion of the Harris Qualified Plan may be paid either as periodic payments or in a lump sum (Mr. Arès’ option). The balance of his entitlement from the Harris Non-Qualified Plan will be payable as a lump sum. The benefit amounts shown have been converted from U.S. dollars at the exchange rate outlined in the notes to the Summary compensation table.

Bank of Montreal Management Proxy Circular	96

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios and where applicable the incremental payment.

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment
Short term incentive plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled	All vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit provision is breached, all options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead	All options expire at the earlier of five years from retirement or normal expiry. If non-compete and non-solicit provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days
Deferred share units (“DSUs”)	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(a)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Participation continues
The Pension Fund Society of the Bank of Montreal (now BMO Canada Pension Plan) Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from PFS

For Supplementary Plan, prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of the Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment

97	Bank of Montreal Management Proxy Circular

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change in control
Retirement Allowance Agreement (b)	No incremental payment	No incremental payment	Granted an additional two years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best five consecutive bonuses.	No incremental payment	The payment is the same as Termination without cause, if there is a change of control and within 24 months the executive is terminated without cause.
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(a)	All granted DSUs awarded on or after December 2013 that are vested will also be forfeited on termination with cause.
(b)	Limited to Mr. Downe and Mr. Techar, termination without cause includes voluntary termination by the executive within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2015 (a).

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change in control ($) (b)
William A. Downe	Total cash severance	0	0	9,546,713	0	9,546,713
	Stock options	0	0	0	0	5,520,056
	Pension	0	0	0	0	0
	Total	0	0	9,546,713	0	15,066,769
Thomas E. Flynn	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	1,475,659
	Pension	0	0	57,292	0	0
	Total	0	0	57,292	0	1,475,659
Frank J. Techar	Total cash severance	0	0	4,125,328	0	4,125,328
	Stock options	0	0	0	0	2,793,021
	Pension	0	0	55,220	0	55,220
	Total	0	0	4,180,548	0	6,973,569
Darryl White	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	290,204
	Pension	0	0	0	0	0
	Total	0	0	0	0	290,204
Jean-Michel Arès	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	1,062,456
	Pension	0	0	2,344	0	0
	Total	0	0	2,344	0	1,062,456

(a)	The estimated incremental benefit received by the NEO excludes statutory benefits. Calculations assume the NEO ceased to be an employee on October 31, 2015. Values are based on the closing share price on the TSX on October 31, 2015 ($76.04). Incremental payments in U.S. dollars have been converted at US$1.00 = Cdn$1.3075.
•

Severance payments for Mr. Downe and Mr. Techar are governed by their respective Retirement Allowance Agreements and termination without cause includes voluntary termination by the executive within 24 months of a change in control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location. Common law would determine severance payments for Mr. Flynn, Mr. White and Mr. Arès.

•

Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.

•

Pension payments for Mr. Downe and Mr. Techar are governed by their respective Retirement Allowance Agreements. Mr. Downe has reached the US$1,000,000 pension cap and no additional amounts are payable under his Retirement Allowance Agreement. Payments for Mr. Flynn are governed by The Pension Fund Society of the Bank of Montreal (now BMO Canada Pension Plan) and Executive Supplementary Pension Plan, and Mr. Arès by a combination of The Pension Fund Society of the Bank of Montreal, the Executive Supplementary Pension Plan and the Employees’ Retirement Plan of the Bank of Montreal/Harris. Mr. White is eligible to participate in the Nesbitt Burns Employee Retirement Plan which is a defined contribution plan, however he is currently not a member of this plan.

(b)	For the definition of a change of control for the stock option plan, refer to page 78. For the purposes of the RAAS for Mr. Downe and Mr. Techar, a change of control is a merger, amalgamation, consolidation of operations or purchase of the bank. The RAAS require a change of control and termination without cause in order for severance payments to be made.

Bank of Montreal Management Proxy Circular	98

Additional information about the long-term incentive plans

Stock option plans

The Bank’s Stock Option Plan and the Marshall & Ilsley (“M&I”) stock option plans BMO assumed when it acquired M&I are the only compensation plans that the Bank issues equity securities under.

Stock Option Plan – Shareholders approved this plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the Annual Meeting of Shareholders on March 3, 2009. In fiscal 2014, the Board amended the Stock Option Plan to expand the circumstances under which the benefit to be realized from a grant of stock options after December 2013 may be clawed back to include where either the Bank or its U.S. operations suffers a significant financial loss. The Stock Option Plan was also amended to change the expiry date of options from three years to five years following termination of employment due to death or permanent disability for options granted after October 2014, to be consistent with the expiry date of options following retirement. Minor changes were also made to the plan text to make the language more consistent. These changes did not require shareholder approval under the terms of the Plan.

Non-Officer Director Stock Option Plan – Shareholders approved this plan in 2002. The Board decided to discontinue granting options effective November 1, 2003 and the Plan is no longer active. The last options that were granted under this Plan expired on February 28, 2013.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The Bank also monitors the outstanding number of options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 31, 2015)
	2015	2014	2013
Overhang the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 642,583,341, the total number of issued and outstanding shares at the end of the fiscal year	2.55%	2.71%	3.13%
Dilution the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	1.88%	2.05%	2.32%
Burn rate the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	0.10%	0.25%	0.31%

Securities authorized for issuance under the equity compensation plans

The table below shows (at October 31, 2015):

•	shares to be issued when outstanding options under the various stock option plans are exercised
•	remaining number of shares available for issue under the Stock Option Plan (there are no further shares available for issue under the M&I stock option plans).

99	Bank of Montreal Management Proxy Circular

Shareholders have approved all equity compensation plans that involve issuing shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders	12,111,153	74.08	4,275,858
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	12,111,153	74.08	4,275,858

(a)	Includes outstanding M&I stock options that were converted into options to purchase shares when the M&I acquisition closed, in accordance with the purchase agreement.
(b)	Includes the weighted-average exercise price for the converted M&I stock options.

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at the Committee’s discretion
Maximum number of Shares issuable	75,876,632 shares (representing 11.80% of issued and outstanding shares as at February 8, 2016)
Currently issued (dilution)	11,753,026 shares that may be issued upon exercise of outstanding options (representing 1.83% of the Bank’s issued and outstanding shares as at February 8, 2016)
Available for issue	3,940,062 shares remaining available for issue (representing 0.61% of the Bank’s issued and outstanding shares as at February 8, 2016)
Other limits

The number of shares may be issued to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issue under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)	The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum term	Expires 10 years from date of grant. Term is extended to the fifth business day after blackout period is lifted, if the expiry falls during a Bank trading blackout period. Any option holder who is a U.S. taxpayer is excluded from this provision.
Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant
Vesting and exercise of options	Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in tranches over a four-year period starting from their grant date. For stock options that include a price-condition, in addition to vesting, the shares must meet or exceed conditions for growth in share price before options can be exercised.
Beginning in 2013, the Committee may outline different vesting terms in the participant’s award acknowledgement.
The Committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.

Bank of Montreal Management Proxy Circular	100

Expiry of options	The earlier of:
	(i)	the fifth anniversary of a participant’s retirement date
	(ii)	the fifth anniversary (third anniversary for options granted before November 2014) of the date of termination of full-time employment due to disability or death
	(iii)	the ten-year anniversary of date of grant.
Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.
Transfer/ assignment	Only by will or under succession laws
Forfeiture on detrimental act committed while employed	All or a portion of an executive’s vested and non-vested options may be forfeited if it is discovered that a former executive while employed committed an act detrimental to the Bank.
Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers and when a participant who was terminated without cause solicits the Bank’s employees or customers.
Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.
Plan changes

The Committee or Board of Directors may amend, modify or terminate the Plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change.

Shareholders must approve the following kinds of changes:

	(i)	to increase the number of shares reserved for issue under the Plan
	(ii)	to reduce the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option)
	(iii)	to extend the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank)
	(iv)	to extend eligibility to participate in the Plan to non-employee directors
	(v)	to allow options or stock appreciation rights to be transferred other than for normal estate settlement purposes
	(vi)	to extend the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank)
	(vii)	to allow awards, other than options and stock appreciation rights, to be made under the Plan
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the Bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not involve extending the term of the option beyond its original expiry date.
Exercise process	(i)	executives open a BMO brokerage account
	(ii)	when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin
	(iii)	when the executive has elected to sell all or some of the shares issued after exercising the options, brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest
	(iv)	when any executive has elected to hold the shares issued after exercising the options, he or she must pay the strike price, applicable commissions and taxes and debit interest
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.
Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s fraud, misconduct or gross negligence BMO or BMO Financial Corp. suffers a consequential financial loss or is required to restate its financials.

Up to 100% of the benefit received from exercising the stock options in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

101	Bank of Montreal Management Proxy Circular

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)
Form of award	Cash, restricted share units (“RSUs”) or deferred share units (“DSUs”)
Pool funding

A global pool is established based on a fully expensed model driven on Net Income Before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure and All-Bank performance.

The pool is fully adjusted for actual loan losses, and may also be adjusted to reflect other considerations such as risk.

Form of award

Individual awards are apportioned between cash and RSUs, based on nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See pages 103 and 104 for more information on material risk-taking employees.

RSU terms

•   Value of the RSUs is based on the share price.

•   Vest and payout either, a) in instalments over a period of three years or, b) at the end of three years.

•   Earn dividend equivalents as additional RSUs.

•   Non-vested units are forfeited on resignation.

•   Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•   Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause.

DSU terms

BMO Capital Markets employees at the Managing Director level and above may choose to receive some or all of their cash award in DSUs.

DSUs:

•   their value is based on the share price

•   earn dividend equivalents as additional DSUs.

•   may be redeemed only upon a separation of service between employee and the Bank and its affiliates.

Clawback

Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

Bank of Montreal Management Proxy Circular	102

ADDITIONAL DISCLOSURE

This section of the management proxy circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements.

The Committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	tie compensation awards and payouts to business performance, strategy and shareholder returns, while balancing risk
•	consider individual performance when determining variable pay
•	require material risk-taking employees to defer a portion of their variable compensation.

(See the Compensation Discussion and Analysis starting on page 59 for information about executive compensation and the Committee’s role.)

Material plans

The Committee approved criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation would lead to classification as a material plan.

The Committee must approve:

•	the annual list of material plans
•

changes to material plans, after review by the U.S. and Enterprise Compensation Oversight Committees and CEO (see pages 60 and 61 for more details on the U.S. and Enterprise Compensation Oversight Committees)

•	funding for the variable incentive pools, after review by the U.S. and Enterprise Compensation Oversight Committees and CEO.

Material risk-taking employees

The Committee has approved the following categories of employees as its material risk-taking employees: all Senior Vice-Presidents and above in the Bank and any BMO Capital Markets employees whose actions could have a material impact on the Bank’s risk.

The following standards apply to the compensation of material risk taking employees:

•	non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions
•

deferred compensation for this group is 40% to 60% of their total compensation. Beginning in 2016, to better align with the market and FSB Principles, deferred compensation will be based on a percentage of total variable compensation.

•	variable compensation reflects pay for performance and appropriate risk measures.

Compensation tables for material risk-taking employees

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00=Cdn$1.2547 in fiscal 2015, and US$1.00=Cdn$1.0937 and £1=Cdn$1.8157 in fiscal 2014.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00=Cdn$1.3353 in fiscal 2015, and US$1.00=Cdn$1.1440 and £1=Cdn$1.7890 in fiscal 2014.

103	Bank of Montreal Management Proxy Circular

Total direct compensation awarded in fiscal 2015 and 2014

	2015		2014
Category (a)	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Number of employees (#)	12	99	10	95
Total fixed compensation (non-deferred) ($)	8,232,945	29,704,579	6,640,430	26,585,202
Total variable compensation
Cash (non-deferred) ($)	10,076,320	49,602,375	9,615,550	50,562,678
Cash (deferred) ($)	275,000	1,251,818	289,100	556,967
Share-based (deferred) ($)	26,323,383	66,611,085	25,802,080	61,341,357
Option-based (deferred) ($)	3,815,532	6,574,544	3,664,520	6,259,609
Total variable compensation ($)(b)	36,305,235	124,039,821	39,371,250	118,720,611
Total direct compensation ($)	43,910,830	153,744,400	46,011,680	145,305,813
(a)	Employees who have left the Bank during the year are included in these categories. Senior Executives are the Bank’s most senior executives.
(b)	Total variable compensation represents the total of cash (excluding fixed compensation), share-based, and option-based.

Deferred compensation outstanding and paid out in fiscal 2015 and 2014

	2015		2014
Category	Senior Executives	Other material risk takers	Senior Executives	Other material risk takers
Cash
Vested	4,515,480	1,327,442	3,705,826	1,089,424
Share-based (a)(b)
Vested	49,810,555	47,085,824	76,526,127	38,479,594
Unvested	62,065,933	174,895,731	55,679,661	193,790,556
Option-based (a)(c)
Vested	41,351,760	45,546,194	55,321,328	52,572,280
Unvested	11,004,230	17,763,056	30,975,549	40,781,494
Paid in the fiscal year	23,938,357	101,496,757	24,624,925	72,817,789

(a)	Based on the closing share price on the TSX on October 31, 2015 ($76.04) and October 31, 2014 ($81.73).
(b)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31 multiplied by the closing share price.
(c)	The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (i.e., risk adjustments, clawback or forfeiture). In 2015 and 2014, no reductions were taken due to explicit adjustments. In 2015 and 2014, there were no implicit reductions.

Other compensation paid

In 2015, the severance payments agreed to were $26.6 million for 7 material risk takers and $17.8 million was paid out to 15 material risk takers. In 2014, the severance payments agreed to were $18.0 million for four material risk takers and $26.1 million was paid out to 15 material risk takers. The severance payments awarded were aligned with common law practice. No Senior Executives received or were awarded severance in fiscal 2015 or 2014.

Information on sign-on payments, guaranteed bonuses and the highest severance awarded in 2015 and 2014 was provided to OSFI on a confidential basis to protect employee privacy.

Bank of Montreal Management Proxy Circular	104

Directors’ Approval

Our Board of Directors approved the contents of this Management Proxy Circular for distribution to Shareholders.

BARBARA M. MUIR

Corporate Secretary

February 23, 2016

105	Bank of Montreal Management Proxy Circular

A commitment to leading by example

Being a responsibly managed bank means helping everyone whose success contributes to our own. It’s a commitment we take personally. Because we’re bankers, but we’re people first. And as we pursue new opportunities, we have one guiding purpose: To find the right balance between what will grow our business and what’s best for our stakeholders. We have a responsibility to all BMO stakeholders. Our social licence to operate depends on the ability to address people’s diverse needs and points of view – today and over the long term.

Read further about our commitment:

BMO’s Environmental, Social and Governance Report and Public Accountability Statement (ESG Report and PAS) at: www.bmo.com/esg-pas-report

BMO’s Corporate Responsibility Report at: www.bmo.com/corporateresponsibility

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